UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

ZenaTech, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

69 Yonge St. Suite 1404

Toronto, Ontario, Canada M5E 1K3

(Address of principal executive office)

Shaun Passley, PhD

69 Yonge St. Suite 1404

Toronto, Ontario, Canada M5E 1K3

(647) 249-1622

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock Shares, $0.05 par value	None

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐Accelerated filer☐

Non-accelerated filer ☐Emerging growth company☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐          International Financial Reporting Standards as issued by the International Accounting Standards Board ☒          Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION4

CURRENCY5

Item 1. Identity of Directors, Senior Management and Advisers6

Directors and senior management6

Advisors6

Auditors6

Item 2. Offer Statistics and Expected Timetable6

Item 3. Key Information6

[Reserved]6

Capitalization and indebtedness6

Summary of Selected Financial Information7

Reasons for the offer and use of proceeds7

Risk Factors8

LEGAL PROCEEDINGS AND REGULATORY ACTIONS22

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS22

Item 4. Information on the Company22

History and development of the company22

Business Overview28

Organizational Structure53

Property, plants and equipment53

Item 4A. Unresolved Staff Comments54

Item 5. Operating And Financial Review and Prospects54

Operating Results54

Liquidity and capital resources69

Item 6. Directors, Senior Management and Employees80

Directors and senior management80

Compensation82

Board practices84

Director Compensation84

Share ownership85

Disclosure of a registration action to recover erroneously awarded compensation86

Item 7. Major Shareholders and Related Party Transactions86

Major Shareholders86

Related Party Transactions87

Interests of experts and counsel87

Item 8. Financial Information87

Consolidated Statements and Other Financial Information87

Significant Changes88

Item 9. The Offer and Listing88

Offer and listing details88

Plan of distribution88

Markets88

Selling shareholders88

Dilution88

Expenses of the issue88

Item 10. Additional Information88

Share capital88

Memorandum and articles of association93

Material contracts94

Exchange controls94

Taxation94

Zero-emission technology manufacturers95

Dividends and paying agents97

Statement by experts97

Documents on display97

Subsidiary information97

Item 11. Quantitative and Qualitative Disclosures About Market Risk97

Item 12. Description of Securities Other than Equity Securities99

Debt Securities99

Warrants and Rights99

Other Securities99

American Depositary Shares99

Item 13. Defaults, Dividend Arrearages and Delinquencies99

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds99

Item 15. Controls and Procedures99

Item 16. [Reserved]99

Item 16A. Audit committee financial expert99

Item 16B. Code of Ethics99

Item 16C. Principal Accountant Fees and Services99

Item 16D. Exemptions from the Listing Standards for Audit Committees100

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.100

Item 16F. Change in Registrant’s Certifying Accountant.100

Item 16G. Corporate Governance.100

Item 16H. Mine Safety Disclosure.100

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections100

Item 16J. Insider trading policies100

Item 16K. Cybersecurity.100

Item 17. Financial Statements.104

Item 18. Exhibits167

SIGNATURES168

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This registration statement contains certain “forward-looking statements” or “forward-looking information” (collectively, “forward-looking information”) within the meaning of Canadian securities laws. This forward-looking information relates to future events or future performance of the Company and reflects management’s expectations and projections regarding the Company’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology intended to identify forward looking statements.

Forward-looking information in this registration statement includes, but is not limited to:

•the Company’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth;

•expectations with respect to future production costs and capacity;

•the intention to complete the listing of the Company’s common shares on the Exchange;

•the Company’s expectations regarding its revenue, expenses, and operations;

•the Company’s anticipated cash needs and it’s needs for additional financing;

•the Company’s intention to grow the business and its operations and execution risk;

•expectations with respect to future operations and costs;

•the volatility of stock prices and market conditions in the industries in which the Company operates;

•political, economic, environmental, tax, security, and other risks associated with operating in emerging markets;

•regulatory risks;

•unfavorable publicity or consumer perception;

•difficulty in forecasting industry trends;

•the ability to hire key personnel;

•the competitive conditions of the industry and the competitive and business strategies of the Company;

•the Company’s expected business objectives for the next twelve months;

•the Company’s ability to obtain additional funds through the sale of equity or debt commitments;

•investment capital and market share;

•changes in the target markets;

•market uncertainty;

•ability to access additional capital;

•management of growth (plans and timing for expansion);

•patent infringement;

•litigation;

•ability to attract Node Verification of blockchain distributed ledgers;

•ability to attract sufficient blockchain program developers; and

•applicable laws, regulations, and any amendments affecting the business of the Company.

Forward-looking statements are based on certain assumptions and analyses made by the management of the Company in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although the Company’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of the Company’s securities should not place undue reliance on these forward-looking statements. Some of the risks and uncertainties associated with the forward-looking information presented are listed under “Risk Factors”, which include, among others, risks related to:

•market volatility;

•Covid-19 effect on the market;

•our limited operating history;

•there are no profits to date;

•defects in our products;

•managing expected growth;

•dependence on internet infrastructure and risks of systems failures, breaches, and rapid technological changes;

•our ability to protect our intellectual property;

•developing new technology, sourcing materials, and engaging customers;

•economic development in North America, Europe, and globally;

•risks associated with acquisitions;

•operational risks and litigation;

•risks associated with operating in emerging markets;

•ability to obtain customer contracts and establish relationships;

•the impact of competition;

•the ability to obtain and maintain existing financing on acceptable terms;

•the ability to retain skilled management and staff;

•the ability to acquire a significant market position in the provision of products and services in its target markets;

•currency, exchange, and interest rates;

•the availability of financing opportunities, risks associated with economic conditions, dependence on management, and conflicts of interest;

•the progress and success of our product marketing;

•market competition in blockchain software development;

•the ability to successfully market, sell, and create a customer base;

•operating in a regulatory environment (i.e., regulatory environment, node compensation approaches); and

•risks associated with being a public company, including maintaining adequate internal controls and making appropriate disclosures under applicable law.

Although the forward-looking statements contained in this Registration statement are based upon what the Company’s management believes are reasonable assumptions, these risks, uncertainties, assumptions, and other factors could cause the Company’s actual results, performance, achievements, and experience to differ materially from its expectations of, future results, performances, achievements or experiences expressed or implied by the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. See “Risk Factors”.

Potential investors should read this registration statement with the understanding that the Company’s actual future results may be materially different from what is currently anticipated.

CURRENCY

All amounts in this Registration statement are presented in Canadian dollars and references to $ are to Canadian dollars unless the context otherwise requires. United States dollars are presented as US$ or USD whether before or after an amount.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Directors and senior management

Name of Person	Addresses	Position
Shaun Passley, PhD	69 Yonge St. Suite 1404 Toronto, ON M5E 1K3	Chairman, CEO and Director
James Sherman	55 E. Jackson Blvd. Suite 1005 Chicago, IL 60604	CFO and Director
Paul Piekos	55 E. Jackson Blvd. Suite 1005 Chicago, IL 60604	Director
Thomas Burns	55 E. Jackson Blvd. Suite 1005 Chicago, IL 60604	Director
Craig Passley	55 E. Jackson Blvd. Suite 1005 Chicago, IL 60604	Director
Neville Brown	55 E. Jackson Blvd. Suite 1005 Chicago, IL 60604	Director
Yvonne Rattray	55 E. Jackson Blvd. Suite 1005 Chicago, IL 60604	Director

Advisors

Our Canadian legal counsel is Caravel Law LLP located at 342 Queen Street West, Suite 200, Toronto, Ontario M5V 2A2 Canada.

Auditors

Bansal & Co. LLP of A-6 Maharani Bagh, Delhi, 110065 India has been our auditor for the past three fiscal years. Bansal & Co is certified by the Public Company Accounting Oversight Board of the United States.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

[Reserved]

Capitalization and indebtedness

The following table summarizes the Company’s capitalization on December 31, 2022, and as of the date of this registration statement:

Description of Security	Amount Authorized	Outstanding as of December 31, 2022	Outstanding as of the date of this Registration Statement	Outstanding Upon Conversion of Warrants
Convertible Lines of Credit	$12,000,000	$3,751,986	$5,819,155	n/a
Long-Term Debt	n/a	$4,848,104	$6,809,503	n/a
Common Shares	Unlimited	101,059,094	101,059,094	101,441,427(1)
Warrants	382,333	382,333	382,333	n/a

(1)Comprised of 101,059,094 common shares issued and outstanding plus 382,333 common shares issuable upon exercise of warrants. Of the number of warrants outstanding, 132,333 are exercisable at a price of $0.35 per share for a period of 24 months from the date that the Shares are listed for trading on a recognised stock exchange and 250,000 are exercisable at a price of US$2 per share expiring three years after the Company is listed on the Canadian Securities Exchange.

Summary of Selected Financial Information

Our current business is in software development and licensing, however, we plan to expand into the drone business. We currently generate all our income from our software business and do not anticipate any changes to the use of existing software products under our current business operated through PacePlus, SystemView, ZigVoice, WorkAware, TillerStack and PS Portals while we pursue our drone business through ZenaDrone.

The following selected financial information has been derived from the annual audited and unaudited six month interim financial statements of the Company and should be read in conjunction with such financial statements and the related notes thereto, along with the Management Discussion and Analysis for the applicable periods included in this Registration statement. The financial statements of the Company are prepared in accordance with International Financial Reporting Standards.

	Six-Months Ended June 30, 2023 $ (unaudited)	Year Ended December 31, 2022 $ (audited)	Year Ended December 31, 2021 $ (audited)
Total Revenues	$852,649	3,082,680	2,348,587
Total Expenses	1,156,407	(3,061,778)	(2,562,433)
Net Income (Loss)	(303,758)	14,276	(216,099)
Net Income (Loss) per common share -basic and diluted	(0.00)	0.00	(0.00)
	Six-Months Ended June 30, 2023 $ (unaudited)	At December 31, 2022 $ (audited)	At December 31, 2021 $ (audited)
Total Assets	15,470,956	13,543,786	10,032,852
Total Liabilities	8,216,256	5,972,094	6,391,274
Shareholder’s Equity	7,254,700	7,571,692	3,641,578

Reasons for the offer and use of proceeds

Not applicable.

Risk Factors

The Company’s business is subject to a variety of risks and special considerations. As a result, prospective investors in the Company should carefully consider the risks described below and the other information included in this Registration statement and any information gathered as a result of the prospective investor’s own independent evaluation of the Company and its business before deciding to invest in the Company. The following summary of “risk factors” does not purport to be exhaustive or to summarize all the risks that may be associated with purchasing or owning Common Shares of the Company. Additional risks and uncertainties not presently known to the Company, or that it believes to be immaterial, may impair the Company’s business. Each potential investor is advised and expected to conduct its own investigation into the Company and to arrive at an independent evaluation of the investment. If any of the following risks actually occur, the Company’s business, financial condition, results of operations and cashflows could suffer. In that case, the value of the Common Shares could decline and you could lose all or part of your investment.

Risks Related to the Common Shares

There is currently no public trading market for the Common Shares.

Currently there is no public market for the Common Shares of the Company, and there can be no assurance that an active market for the Common Shares will develop or be sustained.

There will be volatility in our stock price and market conditions affecting our business.

The market price of the Common Shares may be subject to wide fluctuations in response to factors such as actual or anticipated variations in its results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may adversely affect the market price of the Common Shares, even if the Company is successful in maintaining revenues, cash flows or earnings. The purchase of the Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Securities of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company should not constitute a major portion of an investor's portfolio.

The Company has the contingent obligation to issue additional Common Shares in the future.

The Company has issued convertible notes that are convertible into Common Shares discounted to market price. In addition, subject to such necessary regulatory approvals as are necessary, the Company may exchange non-convertible debt for convertible debt without shareholder consent. The board of directors has authority, without action or vote of the shareholders, to exchange non-convertible debts for convertible debts with agreement by the lenders, subject to regulatory approvals.

The conversion of the Company’s convertible notes and sale of Common Shares issuable in connection with any such conversion will likely cause the value of the Company’s Common Shares to decline and cause dilution to existing shareholders.

Risks Related to the Company’s Business

The Company has a limited operating history.

The Company has limited operating history. The Company and its business prospects must be viewed against the background of the risks, expenses and problems frequently encountered by companies in the early stages of their development, particularly companies in new and rapidly evolving markets such as the cryptocurrency and blockchain market. There is no certainty that the Company will operate profitably.

There were no profits until recently.

The Company had not made profits until recently and it may not be profitable in the future. Its future profitability will, in particular, depend upon its success in developing and managing its drone business to generate significant revenues, as well as its other software businesses. Because of the limited operating history, the changes in the business and the uncertainties regarding the development of the drone technology, agricultural software, cryptocurrency market, and blockchain technology, the Company’s operating results to date should not be regarded as indicators for the Company's future performance.

Discretion Concerning the Use of Available Funds

The Company’s management will have substantial discretion concerning the use of available funds as well as the timing of the expenditure of the funds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the available funds. Management may use the available funds in ways that an investor may not consider desirable. The results and effectiveness of the application of the available funds are uncertain.

The Company will need additional capital for its operations.

Substantial additional financing may be required if the Company is to be successful in developing its blockchain and drone business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

Business Strategy

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

The Company will need to develop new products to compete effectively.

As the software, bitcoin and drone industries require the ability to develop new products, the Company’s failure to successfully introduce new or enhanced products to the market may adversely affect the Company. The Company may not be successful in achieving market acceptance of its products, in spite of the creation of new products. Any failure or delay in diversifying the Company’s existing product offerings could harm its business, result of operations and financial condition.

The Company must continue to modify and enhance its products to keep pace with changing technology. The Company may not be successful in developing modifications and enhancements or bringing them to market in a timely manner. Uncertainties about timing and the nature of new technologies and platforms could increase research and development expenses. Any failure of the Company’s products to operate effectively with future network platforms and technologies could reduce the demand for the Company’s products and result in customer dissatisfaction. In addition to the potential need for increased research costs, short product life cycles often found in the software industry requires high level expenditure that could adversely affect the Company’s operating results.

The Company may face product liability claims.

While the Company’s license agreements with customers contain provisions designed to limit exposure to potential product liability, the Company may face product liability claims which could lead to additional costs and losses to the Company. It is possible however, that limitation of liability provisions contained in license agreements may not be effective under the laws of other jurisdictions. A successful product liability claim brought against the Company could result in the payment of substantial damages, undue harm to Company and an adverse financial condition.

Defects in our software or its proper development could materially adversely affect our business.

Defects or errors in the Company’s software could materially adversely affect the Company’s reputation and result in significant loss. Defects and errors will also impair the Company’s ability to sell software in the future. After the release of its software, while the Company makes every effort to guarantee accurate, error-free software, such errors may be identified from time to time by customers and staff. In an attempt to mitigate such risk, the Company intends to employ software specialists to product-test all software in beta testing and final stages.

Certain Company functions, such as software development, will be provided through off-shore contract providers. Any material disruption or slowdown in service resulting from telephone or internet failures, power or service outages, natural disasters, labor disputes, or other events could make it difficult to provide adequate off-shore services. The Company may be unable to attract and retain an adequate number of competent software developers, which is essential in the software market. As some of the Company’s outsourced software development is located in Pakistan, the Company may experience difficulties in training or monitoring the level of support provided. If the Company is unable to continually provide trained staffing for software development operations, sales could decline. The Company cannot assure that its needs will not exceed its capacities. If this occurs, the Company could experience delays in developing software and addressing customer concerns. As the Company’s success depends in large part on keeping future customers satisfied, any failure to provide satisfactory levels of software development would likely impair the Company’s reputation.

As a result of defects in our software or its development as outline above, our business, results of operations, financial condition and cash flows could be materially adversely affected.

The termination or non-renewal of certain technology licensing agreements could materially adversely affect our business.

We have entered into technology licensing agreements with Epazz relating to our software business, as well as to our drone business. This technology has been or will be integrated with certain of our products and we rely on these licensing arrangements to generate revenue. In the event these agreements or any of them are terminated or not renewed for any reason, we may have to stop selling these products completely or until we can reconfigure the products, which would have a material adverse effect on our business, results of operations, cash flows and financial condition.

The Company may not be able to manage its growth effectively.

Given the variable number of services its subsidiaries offer, the Company may not be able to effectively manage its growth, which may harm its profitability. The Company envisions strategic expansion of its business. If the Company fails to effectively manage its growth, its financial results could be adversely affected. Growth may place a strain on management systems and resources. As the Company grows, it must continue to hire, train, supervise and manage new employees. The Company cannot ensure that it will be able to meet capital needs, expand systems effectively, allocate human resources efficiently, identify and engage with qualified personnel and consults, or incorporate the components of any business that the Company acquires in its efforts to achieve growth. If the Company is unable to manage growth, its financial condition, cash flows and results of operations may be materially and adversely affected.

The Company has had negative operating cash flow.

The Company has had a negative cash flow from operating activities in the past. The Company may have negative cash flow in the foreseeable future. Operating losses may have the following consequences:

(a)increasing the Company's vulnerability to general adverse economic and industry conditions

(b)limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements

(c)limiting the Company's flexibility in planning for, or reacting to, changes in its business and industry;

as a result of which the Company’s financial condition, cash flows and results of operations may be materially and adversely affected and you could lose your entire investment.

The Company’s expenses may not align with revenues which may cause significant variations in operating revenues.

Unexpected events may materially harm the Company's ability to align incurred expenses with recognized revenues. The Company incurs operating expenses based upon anticipated revenue trends. Since a high percentage of these expenses may be relatively fixed, a delay in recognizing revenues from transactions related to these expenses (such a delay may be due to the factors described elsewhere in this risk factor section or it may be due to other factors) could cause significant variations in operating results from quarter to quarter, and such a delay could materially reduce operating income. If these expenses are not subsequently matched by revenues, the Company's business, financial condition, and results of operations could be materially and adversely affected.

The Company’s products will need market acceptance to be successful.

If the Company's blockchain apps or drone technology do not gain market acceptance, its operating results may be negatively affected. The Company intends to continue to develop Blockchain apps and drone technology. If the markets for the Company's software and hardware products and services fail to develop, develop more slowly than expected or become subject to increased competition, its business may suffer. As a result, the Company may be unable to: (i) successfully market its Blockchain apps or drone tech; (ii) develop new Blockchain apps or drone tech; or (iii) complete software products and services or hardware products currently under development. If the Company's technology is not accepted by its customers or by other businesses in the marketplace, the Company's business, operating results and financial condition will be materially adversely affected and you could lose your entire investment.

Global financial developments may affect the development of the Company’s business.

Stress in the global financial system may adversely affect the Company's finances and operations in ways that may be hard to predict or to defend against. Financial developments seemingly unrelated to the Company or to its industry may adversely affect the Company over the course of time. For example, material increases in any applicable interest rate benchmarks may increase the Company’s debt payment costs. Credit contraction in financial markets may hurt its ability to access credit in the event that the Company identifies an acquisition opportunity or require significant access to credit for other reasons. A reduction in credit, combined with reduced economic activity, may adversely affect business. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on the Company's business, operating results, and financial condition.

The Company’s business is subject to a variety of regulatory risks.

Changes in or more aggressive enforcement of laws and regulations could adversely impact the Company's business. Failure or delays in obtaining necessary approvals could have a materially adverse effect on the Company's financial condition and results of operations. Furthermore, changes in government, regulations and policies and practices could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Regulatory agencies could shut down or restrict the use of platforms or exchanges using virtual currencies or blockchain based technologies. This could lead to a loss of any investment made in the Company and may trigger regulatory action by the OSC or other securities regulators.

The legal status of cryptocurrency varies substantially from country to country and is still undefined and changing in many of them. While some countries have explicitly allowed its use and trade, others have banned or restricted it. Likewise, various government agencies, departments, and courts have classified cryptocurrencies differently.

As a result of adverse impacts to our business from these regulatory risks, our business could be materially adversely affected and you could lose your entire investment.

Our business is dependent on Internet Infrastructure; and there are Risks of System Failures, Security Risks and Rapid Technological Change affecting our business.

The success as a developer of cryptocurrency-based, blockchain platforms will depend by and large upon the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. Cryptocurrency has experienced and is expected to continue to experience significant growth in the number of users, amount of content and bandwidth availability. It cannot be assured that the cryptocurrency infrastructure will continue to be able to support the demands placed upon it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. It is further not assured that the infrastructure or complementary products or services necessary to make cryptocurrency a viable medium for digital payments will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs in order to adapt the Company's services to changing technologies. As a result, our business could be materially adversely affected and you could lose your entire investment.

Risks Specifically Related to the United States Regulatory System

The blockchain business is highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements. The Company’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments and, therefore, on the Company’s prospective returns. Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable. The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s investments’ earnings and could make future capital investments or the Company’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

There are risks of security weaknesses in the Company Network Core Infrastructure Software.

The Company network software consists of open-source software that is itself based on open source software. There is a risk that the developers of the Company, or other third parties may intentionally or unintentionally introduce weaknesses or bugs into the core infrastructural elements of the Company network software interfering with the use of or causing the loss of tokens or other data. As a result, our business could be materially adversely impacted and you could lose your entire investment.

There is risk of theft of the Company’s intellectual property and hacking of its software.

Hackers or other groups or organizations may attempt to interfere with the Company network software or the availability of it any number of ways, including without limitation denial of service attacks, cyber attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. As a result our business could be shutdown and you could lose your entire investment.

The Company intellectual property rights may be infringed or the Company may infringe the intellectual property rights of others.

The only significant intellectual property rights are certain domain names which the Company owns. The Company does not believe that it is dependent on any of these intellectual property rights; however, the loss of several of them at any one time could harm its business, results of operations and its financial condition. Although the Company is not aware of violating commercial and other proprietary rights of third parties, there can be no assurance that its products do not violate proprietary rights of third parties or that third parties will not assert or claim that such violation has occurred. Although no legal disputes in this respect or perceptible detrimental effects on The Company's business have arisen to date, any such claims and disputes arising may result in liability for substantial damages which in turn could harm the Company's business, results of operations and financial condition.

When Blockchain apps are released, the intellectual property of the software becomes open source and available to anyone. However, technology/programing in development remains the intellectual property of the developing company. As such, the Company owns significant intellectual property at any given time. Ownership of the in-development software is protected in any staff employment agreements or staff contracts. However, any significant infringement could materially adversely affect our business and you could lose your entire investment.

If critical components or raw materials used to manufacture the Company’s drones become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its drones, which could damage its business.

The Company obtains parts and components from a various of suppliers. The Company does not have long-term agreements with any of these suppliers that obligate it to continue to sell components or parts to the Company. Relying on these suppliers involves significant risks and uncertainties, including whether its suppliers will provide an adequate supply of required components or parts of sufficient quality, will increase prices for the components or parts or will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of the Company’s products are periodically subject to supply shortages, and its business is subject to the risk of price increases and periodic delays in delivery. Similarly, the market for electronic components is subject to cyclical reductions in supply. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires, on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and seriously harm its business, results of operations and financial condition. Moreover, if any of the Company’s suppliers become financially unstable, then it may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it will be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to develop new products and product enhancements, and could render the Company’s existing products obsolete.

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and enhancements to its existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products.

If the Company is unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company could experience operating losses.

If the Company releases defective products or services, its operating results could suffer.

Products and services designed and published by the Company involve extremely complex software programs, and are difficult to develop and distribute. While the Company has quality controls in place to detect defects in its products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the Company’s products and services before they have been released into the marketplace. In such an event, the Company could be required to or may find it necessary to voluntarily suspend the availability of the product or service, which could significantly harm its business and operating results.

The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. The Company plans to incur substantial research and development costs as part of its efforts to design, develop and commercialize new products and services and enhance existing products. The Company believes that there are significant investment opportunities in a number of business areas. Because the Company accounts for research and development as an operating expense, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

The Company’s products and services are complex and could have unknown defects or errors, which may give rise to claims against the Company, diminish its brand or divert its resources from other purposes.

The Company’s drones rely on complex avionics, sensors, user-friendly interfaces and tightly integrated, electromechanical designs to accomplish their missions. Despite testing, the Company’s products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by the Company’s customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to the Company’s reputation, any of which could materially harm the Company’s results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce the Company’s operating margins.

The existence of any defects, errors, or failures in the Company’s products or the misuse of the Company’s products could also lead to product liability claims or lawsuits against it.

A defect, error or failure in one of the Company’s drones could result in injury, death or property damage and significantly damage the Company’s reputation and support for its drones in general. The Company anticipates this risk will grow as its drone begins to be used in domestic airspace and urban areas. The Company’s drone test systems also have the potential to cause injury, death or property damage in the event that they are misused, malfunction or fail to operate properly due to unknown defects or errors.

A successful product liability claim could result in substantial cost to us. Even if the Company is fully insured as it relates to a claim, the claim could nevertheless diminish the Company’s brand and divert management's attention and resources, which could have a negative impact on the Company’s business, financial condition and results of operations.

Investing in emerging markets generally involves risks.

The Company may develop its drone business in certain emerging markets, which entails certain inherent risks. Investing in emerging markets involves risk, including but not limited to:

• expropriation or nationalization of property;

• changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices;

• uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

• lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law;

• delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

• restrictions on the ability of local operating companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

• import and export regulations;

• limitations on the repatriation of earnings;

• underdeveloped industrial or economic infrastructure;

• internal security issues;

• increased financing costs;

• renegotiation, cancellation or forced modification of existing contracts; and

• risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

The emerging market countries where we may operate may experience economic and social problems that could affect our business, financial condition, and results of operations.

The Company’s business, financial position and results of operations may be affected by the general conditions of the emerging market countries in which it may operate, including price instability, inflation, interest rates, regulation, taxation, social instability, political unrest and other developments in or affecting those countries, over which the Company has no control. Economic and political instability that has been caused by many different factors, including the following:

• adverse external economic factors;

• inconsistent fiscal and monetary policies;

• dependence of governments on external financing;

• changes in governmental economic policies;

• high levels of inflation;

• abrupt changes in currency values;

• high interest rates;

• volatility of exchange rates;

• political and social tensions;

• exchange controls;

• wage and price controls;

• the imposition of trade barriers; and

• trade shocks.

Any of these factors could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

The economies of the emerging market countries where we may operate are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners, or by more general “contagion” effects.

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of the countries where the Company operates could adversely affect their balance of payments and, consequently, their economic growth. Decreased growth affecting such major trading partners could have a material adverse effect on the markets for exports from the countries where the Company operates, and, in turn, adversely affect economic growth.

The economies of countries where the Company may operate may be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. A number of countries were affected adversely by such contagion effects on a number of prior occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, and the 2001 collapse of Turkey’s fixed exchange rate regime. Furthermore, economic growth was negatively affected as a result of the 2008 global financial crisis, and more recently, the COVID-19 pandemic. Similar developments can be expected to affect the economies of countries where the Company operates in the future, and may accordingly affect the Company’s business, financial position, operations, and results of operations.

We may have operations in countries known to experience high levels of corruption and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate. In general, these laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, we may be subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities.

We have adopted the Code of Ethics and plan on adopting other policies which mandate compliance with anti-corruption, anti-bribery, and anti-money laundering laws, and plan to implement compliance controls and procedures, and reviews and audits to ensure compliance with such laws. However, there can be no assurance that our internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by our affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of our policies and procedures, for which we may be ultimately responsible. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. We cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Local legal and regulatory systems in which we operate are not equally robust.

The jurisdictions in which the Company may operate its business may have different or less developed legal systems than Canada, which may result in risks such as:

• laws may not be enforced consistently, or at all;

• effective legal redress may not be available in the courts of such jurisdictions, whether in respect of a breach of law or regulation;

• it being more difficult to obtain or retain title in an ownership dispute;

• a higher degree of discretion on the part of governmental authorities;

• the lack of judicial or administrative guidance on interpreting applicable rules and regulations;

• inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and

• relative inexperience of the judiciary and courts in such matters.

In certain jurisdictions, the commitment of local business people, government officials and agencies and the judicial systems to abide by legal requirements and negotiated agreements may be more uncertain. As a result, concessions, licenses, permits, approvals, contracts and agreements for the Company’s business may be susceptible to revision or cancellation or may not be renewed, and the Company’s operations may be affected by changes in laws, regulations and policies relating to taxation, foreign exchange, foreign investment, and repatriation of funds. If laws and regulations are not enforced, or are changed to the Company’s detriment, legal redress may be uncertain or delayed. Even if judgments favorable to the Company are obtained, they may not be upheld.

The Company may operate in jurisdictions with historically high rates of inflation.

High rates of inflation may have an adverse impact on our business, results of operations, financial condition and prospects, and the market price of the Common Shares. Rates of inflation in the countries in which the Company may operate have been historically high, and there can be no assurance that inflation will not return to high levels. Inflationary pressures may adversely affect the Company’s ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans. In addition, inflationary pressures may, among other things, reduce consumers’ purchasing power or lead certain anti-inflationary policies to be instituted by the relevant governments, such as an increase in interest rates. There is no assurance that measures taken by the relevant governments will curb inflation. Inflationary pressures may harm the Company’s business, results of operations, financial condition and prospects, or adversely affect the price of the Common Shares.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect the Company’s technologies and processes, the Company relies in part on confidentiality agreements with its employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover the Company’s trade secrets and proprietary information, and in such cases the Company could not assert any trade secret rights against such parties. To the extent that the Company’s employees, contractors or other third parties with whom it does business use intellectual property owned by others in their work for the Company, disputes may arise as to the rights in related or resulting know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with the Company’s services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise the Company’s ability to enforce its trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of the Company’s proprietary rights, and failure to obtain or maintain protection of its trade secrets or other proprietary information could harm the Company’s business, results of operations, reputation and competitive position.

The Company does not currently carry directors and officers insurance.

The Company does not currently carry any directors and officers insurance. While it plans to obtain this insurance going forward, without directors and officers insurance, the Company may have to indemnify its directors and officers for any losses suffered by them in the event of a claim against them by third parties, which could have a material adverse effect on the business, results of operations and financial condition of the Company. In addition, it may be more difficult to attract qualified persons to join the Company as directors or officers without directors and officers insurance.

The Company’s insurance coverage may not sufficiently cover claims against the Company.

Although the Company maintains insurance to protect against certain risks in amounts that it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations are not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

The Company faces risks associated with potential acquisitions.

As part of the Company’s overall business strategy, the Company has pursued and intends to continue pursuing select strategic acquisitions, which would provide additional product offerings, vertical integrations, additional industry expertise and a stronger industry presence in both existing and new jurisdictions. The success of any such acquisitions will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating those companies into the businesses of the Company. Future acquisitions may expose the Company to potential risks, including risks associated with: (i) the integration of new operations, services and personnel, (ii) unforeseen or hidden liabilities, (iii) the diversion of resources from the Company’s existing business and technology, (iv) potential inability to generate sufficient revenue to offset new costs, (v) the expense of acquisitions, and (vi) the potential loss of or harm to relationships with both employees and existing customers resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks of liability could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Common Shares.

The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such strategic acquisition with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

We operate in competitive industries.

The market for software, hardware and drone technology and cloud business apps is highly competitive on both a local and a national level. The Company believes that the primary competitive factors in this market are:

•product features, functionality and ease of use

•ongoing product enhancements

•pricing

•quality service and support

•reputation and stability of the vendor

The programing industry is at a very early stage. There is currently more demand for cloud business apps and drones products than there are providers to create all of the cloud business apps and drones products in demand. However, there are no assurances that established competitors, which may have greater financial, technical, and marketing resources than the Company does, may choose to directly complete with the Company cloud business apps. The Company’s competitors may also have a larger installed base of users, longer operating histories or greater name recognition than the Company will.

There can be no assurance that the Company will successfully differentiate its cloud business apps and drones from the products of its competitors, or that the marketplace will consider the Company's cloud business apps to be superior to competing products.

Trends, risks and uncertainties make it difficult to predict all risks that might affect our business.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can the Company guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to the Company’s Common Shares.

The Company’s business is dependent on its relationship with Epazz Inc. and may become dependent on a variety of third-party relationships going forward.

The Company has entered into a Management Services Agreement with Epazz pursuant to which Epazz provides the Company with a variety of services, including with respect to intellectual property relied on by the Company and personnel to develop products. Shaun Passley is the founder and a director and officer of the Company and the sole director and office and 95% shareholder of Epazz. In the event the agreement with Epazz is terminated or should Dr. Passley become incapacitated, the business, results of operations, cash flows and financial position of the Company may be materially adversely affected.

In addition, as the Company builds its business (including its drone business), the Company may become dependent on a number of third party relationships to conduct its business and implement expansion plans, including providers of key components or parts for its drones. It cannot be assured these partnerships will turn out to be as advantageous or that other partnerships would not prove to be more advantageous. In addition, it is impossible to assure that all associated partners will perform their obligations as agreed or that any strategy agreement will be specifically enforceable by the Company, which could have a material adverse effect on our business.

We are dependent on key personnel.

The future success of the Company will depend, in large part, upon its ability to retain its key management personnel and to attract and retain additional qualified marketing, sales and operational personnel to form part of its technical and customer services support center. The Company may not be able to enlist, train, retain, motivate and manage the required personnel. Competition for these types of personnel is intense. Failure to attract and retain personnel, particularly marketing, sales and operational personnel as well as consultants, could make it difficult for the Company to manage its business and meet its objectives. Failure to manage growth successfully may adversely impact the Company's operating results. The growth of the Company's operations places a strain on managerial, financial and human resources. The Company's ability to manage future growth will depend in large part upon a number of factors, including the ability to rapidly:

(a)build and train development, sales and marketing staff to create an expanding presence in the evolving marketplace for the Company's products

(b)attract and retain qualified technical personnel in order to administer technical support required for customers located in Canada, the United States and other countries around the world

(c)develop customer support capacity as sales increase, so that customer support can be provided without diverting resources from product sales efforts

(d)expand internal management and financial controls significantly, so that control can be maintained over operations as the number of personnel and size of the Company increases

Inability to achieve any of these objectives could materially adversely harm the business and operating results of the Company.

The Company may be subject to growth-related risks including pressure on its internal systems and controls.

The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate and manage its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

The Company is subject to a variety of operational risks.

The Company may be affected by a number of operational risks and may not be adequately insured for certain risks,

including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company may elect not to insure itself because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

There is risk of litigation.

The Company is not currently involved in any material litigation; however, it may be involved in legal proceedings, claims and other litigation in the future. Furthermore, the Company may be subject to various legal proceedings and claims arising out of the ordinary course of business. While management does not expect the outcome of any such litigation to have a material adverse effect on the Company’s financial position, litigation is unpredictable and excessive verdicts, both in the form of monetary damages and injunctions, could occur. In the future, litigation could result in substantial costs and diversion of resources and the Company could incur judgments or enter into settlements of claims that could have a material adverse effect on its business. Insurance may not cover such investigations and claims, may not be sufficient for one or more such investigations or claims and may not continue to be available on acceptable terms or at all. An investigation or claim brought against the Company could also result in unanticipated costs, diversion of management attention and reputational harm.

The Company’s business could be adversely affected if its consumer protection and data privacy practices are not seen as adequate or there are breaches of its security measures or unintended disclosures of its consumer data.

The rate of privacy law-making is accelerating globally and interpretation and application of consumer protection and data privacy laws in Canada, the United States, Europe and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants, and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with the Company’s data and/or consumer protection practices. If so, this could result in increased litigation, government or court-imposed fines, judgments or orders requiring that the Company change its practices, which could have an adverse effect on its business and reputation. Complying with these various laws could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

There is no public market for our securities.

There is currently no public market for the Common Shares and there is no guarantee that a listing in Canada will be completed. If a listing is not completed, or if an active public market does not develop or is not maintained, investors might have difficulty selling their Common Shares.

Costs of Maintaining a Public Listing

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of Canadian securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have as a private company on shareholder communication and other activities typically considered important by publicly traded companies.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of the Common Shares will be affected by such volatility. An active public market for the Common Shares might not develop or be sustained. If an active public market for the Common Shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline.

We are responsible for establishing and maintaining adequate internal control over financial reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a new public company and are implementing new financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our Common Shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of our Common Shares and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on the Exchange or any other stock exchange on which our Common Shares may be listed. Delisting of our Common Shares on any exchange would reduce the liquidity of the market for our Common Shares, which would reduce the price of and increase the volatility of the market price of our Common Shares.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

Failure to adhere to our financial reporting obligations and other public company requirements could adversely impact the market price of our Common Shares.

Upon receiving a final receipt for this Registration statement, we will become subject to reporting and other obligations under applicable Canadian securities laws and rules of any stock exchange on which the Common Shares are then-listed, including These reporting and other obligations will place significant demands on our Management, administrative, operational and accounting resources. If we are unable to accomplish any such necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the trading price of the Common Shares.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with generally accepted accounting principles.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business. The individuals who now constitute our management team have relatively limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under Canadian securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Our directors and officers may have conflicts of interest.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may be or become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another entity and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

It may be difficult for investors to enforce within Canada any judgments obtained against the Company and to effect service of process against the Company’s directors and officers who are not resident in Canada.

The majority of the Company’s subsidiaries, the majority of the Board of Directors and the majority of its assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws.

The Company has subsidiaries incorporated in the U.S. and its directors and officers reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of the directors or officers for violations of Canadian securities or other laws, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims in original actions instituted in the U.S. Courts in these jurisdictions and such courts may refuse to hear a claim based on a violation of Canadian securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a U.S. court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

The Company operates in multiple countries and is therefore subject to currency risk.

To the extent that the Company operates its business into the United States and Europe, the Company will be exposed to foreign currency fluctuations to the extent that certain operations are located in the United States and Europe and therefore certain expenditures and obligations are denominated in US dollars and Euros, yet the Company is headquartered in Canada, plans to apply to list its Common Shares on a Canadian stock exchange and typically raises funds in Canadian dollars. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

The Company has not paid any dividends to date.

No dividends have been paid by the Company to date. The Company anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company's financial condition and current and anticipated cash needs.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

See ITEM 8.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

see “Item 4. Information on the Company

Item 4. Information on the Company

History and development of the company

General Corporate Information

The Company was incorporated by Articles of Incorporation in the State of Illinois, USA, on August 31, 2017, under the name ZenaPay, Inc. The name of the Company was changed to ZenaDrone, Inc. on August 11, 2020, and subsequently to ZenaTech, Inc. on October 5, 2020, to better reflect the business of the Company and its corporate organization.

The Company was a wholly owned subsidiary of Epazz until November 30, 2018, when it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3 and its telephone number is (647) 249-1622. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our internet website is http://www.zenatech.com.

Intercorporate Relationships

The Parent Company, ZenaTech, Inc, originally incorporated as ZenaPay, Inc. is a British of Columbia, Canada, company, which has fourteen wholly owned subsidiaries. The following seven subsidiaries are organized under the laws of the State of Wyoming, USA, being ZenaTech, Inc. (“ZenaTech US”) PacePlus Inc. (“PacePlus”), SystemView Inc. (“SystemView”), ZigVoice, Inc. (“ZigVoice”), ZenaDrone, Inc. (ZenaDrone”) and WorkAware, Inc. (“WorkAware”). In addition, TillerStack, GMBH (“TillerStack”) is organized under the laws of Germany, PsPortals, Inc. (“PsPortals”) is organized under the laws of Delaware, USA, ZenaDrone Trading, LLC is organized under the laws of the United Arab Emirates and ZenaDrone, Limited is organized under the laws of Ireland. The Company restructured PacePlus, ZigVoice, and SystemView on July 27, 2020, from Illinois corporations to Wyoming corporations by forming three new Wyoming corporations named PacePlus, Inc., ZigVoice, Inc. and SystemView, Inc. and transferring the assets and assigning the contracts of PacePlus, SystemView, and ZigVoice to the respectively formed Wyoming corporations. ZenaTech, Inc., a Wyoming, USA, corporation, is now a business and was organized for mergers and acquisitions in the United States.

The following table identifies the Company’s subsidiaries and their applicable governing jurisdictions. All the voting securities of these subsidiaries are beneficially owned, controlled, or directed, directly or indirectly, by the Company:

ZenaTech, Inc.
A British Columbia Corporation
(Parent Corporation)
ZenaTech, Inc.
A Wyoming Corporation
Pace Plus, Inc.
A Wyoming Corporation
SystemView, Inc.
A Wyoming Corporation
ZigVoice, Inc.
A Wyoming Corporation
WorkAware, Inc.
A Wyoming Corporation
WorkAware, Inc.
An Ontario Corporation
TillerStack GmbH
A German Corporation
ZenaDrone GmbH
A German Corporation
ZenaDrone, Inc.
A Wyoming Corporation
ZenaDrone Limited
An Irish Limited Liability Corporation
ZenaDrone Manufacturing, Inc.
An Arizona Corporation
PsPortals, Inc.
A Delaware Corporation
ZenaDrone Trading, LLC
A United Arab Emirates Limited Liability Corporation
ZenaDrone Manufacturing (FZE)
A Sharjah, United Arab Emirates Freezone Corporation
TillerStack, Inc.
A Wyoming Corporation

Implications of Being a Foreign Private Issuer and Being Treated as an Emerging Growth Company

Foreign Private Issuer

Upon effectiveness of this registration statement, we will report under the Exchange Act as a non-U.S. company with foreign private issuer (“FPI”) status. As long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We may take advantage of these exemptions until such time as we are no longer an FPI. We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Emerging Growth Company

We are treated as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), because we qualified as an emerging growth company at the time we first submitted this registration statement on Form 20-F to the SEC. Accordingly, we are eligible to comply with reduced disclosure requirements applicable to emerging growth companies. These reduced disclosure requirements and exemptions include:

•the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•reduced disclosure obligations regarding executive compensation in this registration statement; and 10 Table of Contents Index to Financial Statements

•an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements for this registration statement.

As a result, the information contained in this Form 20-F may be different from the information you receive from other public companies in which you hold shares. Both FPIs and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain an FPI, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor an FPI

General Development of Our Business

ZenaPay

Our predecessor company ZenaPay was initially formed on August 31, 2017, to research and develop cryptocurrency wallets and cloud-based enterprise software solutions for the agriculture industry. On November 18, 2018, ZenaTech signed an industry exclusive software license with Epazz to utilize its point-of-sale, compliance, and blockchain supply chain software products.  ZenaPay launched its first software applications, ZenaPay Merchant and ZenaPay Wallet, in December 2017 to assist enterprises in the agriculture industry with compliance and sales. However, ZenaPay has never generated any revenue and the Company has pursued other business interests since 2018 and, accordingly, the Company sold ZenaPay in October 2023 given it is not a material part of the business of the Company.

PacePlus, SystemView and ZigVoice

On February 11, 2019, we acquired PacePlus, Inc. and its two subsidiaries SystemView Inc. and ZigVoice Inc. The acquisition contributed to building our technology offerings in growing market sectors. Through PacePlus, SystemView and ZigVoice, we offer medical record software, SCADA software, video surveillance software, and call center software. The software products are currently being used by paying customers such as businesses, government agencies, colleges, and healthcare providers.

PacePlus software products are part of a growing sector of the software industry. The electronic medical record requirement as part of the U.S. Affordable Care Act requires U.S. medical organizations to maintain electronic medical records. Many medical organizations in the United States cannot afford to maintain their information technology infrastructure. Many of them are optioning to contract with software companies that provide the software in the cloud. By using a cloud provider of medical records, medical organizations can focus on patient care instead of maintaining and upgrading their information technology infrastructure.

SystemView is a SCADA & HMI Software designed to improve the efficiency of manufacturing equipment. SystemView includes the Real-Time SmartServer™, Trend Server, Alarm Server, and rapid development tools. ReportView optimizes plant operations by organizing equipment, space, and work. It is customizable with the Data Import Utility and Client Application Suite. It features a clear graphical display and spreadsheet options. SystemView Video Surveillance software is used by schools, colleges, and businesses to monitor access points. The Company is using the experience of SystemView to develop plant recognition software which is being modified using face recognition technology to track and manage the health of plants.

ZigVoice provides contact management software for call centers and businesses.

ZenaDrone

During 2018 and 2019, the Company was developing drone technology initially to be used in the agriculture industry. The Company developed its drone software for the agriculture industry in the first six months of 2019. The Company had planned to use drone hardware manufactured by a third party, however, upon researching various drones available in the marketplace, it became apparent a suitably functional drone to assist farmers as envisioned by the Company was not readily available. The drones found in the market by the Company either had only limited minutes of flying time and required recharging overnight or were not able to accomplish the tasks required to obtain data useful to farmers or required a commercial drone pilot to fly the drone or had other functional limitations.

In developing the hardware for its drone, a team from the Company visited certain farmers in Ireland to gain a better understanding of their needs. The team discussed the data required by the farmers to run operations efficiently, took aerial images and videos to understand the functionality required from a drone for the farmers and began creating a design for a commercially viable drone for the agriculture industry (which was subsequently adapted for the defense industry, military industry, mining industry and various other industries). The team researched which components were available on the marketplace for the drone and which components needed to be developed and hired additional mechanical engineers and software developers to convert the hand drawings of the design for the drone into computer renderings. Subsequently, the team created CAD drawings and began creating a functional prototype of the drone.

In developing the drone hardware, the Company utilized certain technology developed by Epazz for which it has filed utility and design patents, and of which we are the exclusive licensee. Once the prototype was created, the drone underwent initial testing, the results of which were used to develop the production model of the prototype and create manufacturing processes to produce additional drones.

As a result, between August 2019 and April 2020, the Company designed, built, and tested its first commercial drone, referred to as the ZenaDrone 1000. We believe that the ZenaDrone 1000 is a high-quality drone that is five times larger than many commercial drones and made of carbon fiber to keep it light weight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, providing stability and easy maneuverability. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self charge on charging pads that can be placed at various locations at a site. The Company has been showcasing the drone at various trade shows and military conferences to display its functionality and features to potential customers.

Integrating our ZenaDrone Smart Farming software, the ZenaDrone 1000 allows farmers to analyze their fields daily under a given schedule and to retrieve details of planted crops using multispectral sensors. The ZenaDrone1000 sends the retrieved data to the cloud and the ZenaDrone web application. The ZenaDrone Web application displays details about plant growth and can also trigger an alert with details of any potential issues that may be found, such as drainage or areas prone to erosion.

Our ZenaDrone Smart Farming software tracks, monitors and calculates plant life cycles from growth to sale in real time. Using this solution, farmers can detect problems before they happen by monitoring crop health, past and present weather data, and inventory status. The rapid results obtained from this smart technology solution allow farmers to make critical decisions about the health of their fields in the short and long term, such as nutrient optimization for output maximization. It also assists with quality assurance and compliance by providing accurate data extraction for management to prepare auditing reports and effectively certify the plant life cycle from the start to its targeted purpose. We believe our solution provides farmers with the data they need to save money, time, and energy with respect to their plants.

The Company signed up five beta customers in the agricultural sector to test the solution in 2020. Due to COVID-19, there was a delay in beta testing of the hardware at various customer locations. The Company completed the beta testing of the ZenaDrone 1000 in the Summer of 2021. The Company subsequently signed up five pilot customers that are currently evaluating the ZenaDrone 1000 for their business needs.

WorkAware

On August 1, 2020, we completed the acquisition of substantially all the assets (including customer contracts) of WorkAware, a company based in Alberta, Canada which had developed a cloud-based safety and compliance management solution for businesses that can be utilized in a variety of industries, including for field management services. WorkAware software combines safety, personnel, and operations paperwork into a single cloud-based platform, all run by an easy-to-use and accessible mobile app.

TillerStack

On January 14, 2021, we acquired the business of TillerStack, a revenue generating company based in Berlin, Germany that provides field management solutions to businesses. The TillerStack software provides easy access and a convenient system for the management of field workers. As the global mobile workforce continues to rise, the software allows for the optimization of field services by technicians, independent contractors, delivery workers, home healthcare service providers, and field sales employees.

PsPortals

On December 31, 2021, we acquired all the assets of PsPortals, which is a principal supplier of browser-based law enforcement software, which law enforcement can use to search a database during traffic stops for pertinent information. Its main products, such as Portal XL, offer a web server-based application with a “true” zero-footprint client. Requiring only a web browser, it may be connected as a user-interface for traditional message switching systems, it may stand alone as a user-interface/portal to a secure interface that runs in the background or be connected via web services to other data sources. PsPortals products are fully NCIC and Nlets compliant, integrating the formatting, features, business rules, code tables, and manuals needed to effectively manage the user-interface to NCIC and Nlets.

Field Management Services

Field management services refer to the management of a company's resources employed at or en route to the property of clients, as opposed to resources employed at a company’s property. Examples include tracking vehicles, managing worker activity, scheduling and dispatching work, ensuring driver safety, and integrating the management of such activities with inventory, billing, accounting, and other back-office systems of a company.

In the past, field management could be fragmented and unorganized given all the moving parts. However, field management services technology developed over the past few years has simplified the process significantly. Field management services software now allows employees to connect remotely with a company’s office to access client data, schedule appointments, service clients and submit bills for the services provided to accounting software integrated with the software. In addition, companies using field management services software can track employees, route and dispatch them for services requested by clients. This has resulted in the development of crucial business processes such as real-time analysis of employee work, shortened billing cycles, and increased productivity. Other features of field management software include reducing overhead costs from paper-based management, marketing, and data analytics.

Examples of companies that often require field management services include infrastructure, mining, and agricultural companies. These types of companies hold a variety of assets away from company offices that require maintenance. These types of companies may also hold assets that may be difficult to service given their location, accessibility, size, or surroundings.

We believe that drone technology presents a highly useful solution to these companies in servicing certain assets. Drones can be utilized to, among other things, access towers, survey land, access mines and otherwise retrieve useful data to allow companies to not only monitor their assets but service them as well. For example, infrastructure companies could utilize drones to access towers to determine potential damage to them, mining companies could survey pits and agricultural companies could monitor plants and capture data. As a result, the time and costs of employees are reduced, as is the potential for physical harm to them.

Principal Capital Expenditures

Over the last three fiscal years to the date hereof, our principal capital expenditures and divestitures (including amounts invested) are as follows: [add table]

	Fiscal Year	Fiscal Year	Six Months Ended
	2021	2022	June 30, 2023
Product development costs	$3,600,851	$1,930,452	$470,048	$
Fixed assets - additions	3,400	8,088	-
Fixed assets - disposals	-	-	-
	$3,604,251	$1,938,540	$470,048	$

Our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and methods of financing, are as follows:

Anticipated Six Month Ended
December 31, 2023
Product development costs	$470,048
Fixed assets - additions	-
Fixed assets - disposals	-
$470,048

Business Overview

Our Current Business

ZenaTech, Inc. is an enterprise software technology company that specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The Company operates in software development technology, sales, and distribution. The Company is also developing a drone manufacturing, sales, and distribution business (see – “Our Anticipated Business” below) . ZenaTech, Inc. is the parent holding company that operates through the following subsidiary companies:

•PacePlus, Inc.(“PacePlus”), a Wyoming, United States of America (“USA”), company, provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

oSystemView, Inc. (“SystemView”), a Wyoming, USA, company, provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”), a Wyoming, USA, company, provides software solutions for the contact center industry,

•WorkAware, Inc., a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH. (“TillerStack”), a German company, provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

oTillerStack, Inc. was established for US sales of TillerStack software products.

oZenaDrone GmbH (“ZenaDrone German”) was established for drone sales and drone services in Germany.

•PsPortals, Inc. (“PsPortals”), a Delaware corporation, provides browser-based enterprise software applications for public safety, and,

•ZenaTech, Inc, (“ZenaTech US”), created for conducting future acquisitions in the United States of America, and its subsidiary,

oZenaDrone, Inc., a Wyoming corporation, established for the purpose of selling the drone in the United States of America.

ZenaTech originated with cloud-based enterprise software applications tailored for the agriculture sector. These applications offer blockchain-based solutions encompassing payment systems, smart farming, plant tracker software, business management tools, supply-chain blockchain management, compliance management, and government auditing software. Building upon this foundation, ZenaTech is developing a new series of next-generation applications for the agriculture industry, introducing features like point-of-sale, e-commerce, marketing tools, reward cards via mobile app, inventory control, seed-to-store tracking, employee timecards, and live video capabilities. See “Our Business - Narrative Description of the Business – Our Software Business” below for more information.

ZenaTech expanded its portfolio through the acquisition of PacePlus, which includes subsidiaries SystemView and ZigVoice. This move added profitable cloud-based enterprise software applications tailored for the medical services (PacePlus), security (SystemView), and contact center (ZigVoice) industries. ZenaTech has further r refined and enhanced these applications, serving various businesses, government agencies, colleges, and healthcare providers. See “Our Business – Narrative Description of the Business – Our Software Business” below for more information.

The acquisition of WorkAware brought a revenue-generating cloud-based safety and compliance management solution that can be deployed across multiple industries, including field management services. WorkAware Canada has been established to cater to software sales in Canada See “Our Business – Narrative Description of the Business – Our Software Business” below for more information.

Through the acquisition of TillerStack, ZenaTech acquired a profitable cloud-based enterprise field management software and mobile solutions for diverse industries. TillerStack Wyoming has been established to handle software sales in the US and Canada See “Our Business – Narrative Description of the Business – Our Software Business” below for more information.

ZenaTech's acquisition of PsPortals added a revenue-generating cloud-based information management solution catering to law enforcement and public safety agencies. See “Our Business – Narrative Description of the Business – Our Software Business” below for more information.

Our Anticipated Business

We plan to expand our business into Unmanned Vehicle Systems (commonly referred to as  “drones”). In that regard, we have developed and have been testing what we believe to be a high-quality drone with certain unique features. ZenaTech, Inc. is the parent holding company that is developing its drone business through the following subsidiary companies:

•ZenaDrone, Inc. (“ZenaDrone”), a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited (“ZenaDrone Ltd”), an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority,

oZenaDrone Manufacturing, Inc, an Arizona Corporation, established to manufacture drones in the United States of America,

•ZenaDrone, Trading LLC (“ZenaDrone LLC”) a Dubai, United Arab Emirates (“UAE”) company, established in the Middle East for the drone commercial, marketing and sales drone operations, and its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) a Sharjah, UAE company, established in the Middle East for the manufacturing of drones and batteries.

Over the last 36 months, we have developed what we believe to be a high-quality drone, which we have been testing with beta customers in the agricultural industry over the past 24 months and plan to produce commercially. The ZenaDrone 1000 is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self-charge on charging pads that can be placed at various locations at a site. The Company has been showcasing the drone at various trade shows and military conferences to display its functionality and features to potential customers, however, no contracts have been entered as yet.

We developed the drone hardware utilizing certain technology developed by Epazz for which it has filed utility and design patents, of which we are the exclusive licensee. The drone was initially tested with the cloud-based proprietary smart farming enterprise software application which we developed for the agriculture sector. The Company has since been developing software for various applications of the drone and has been creating new software specifically with defense and military capabilities, however, no contracts have been entered as yet. We plan to utilize PacePlus, SystemView, WorkAware, TillerStack, and PsPortals assets to expand our drone offerings.

We signed a Memorandum of Understanding with NightSun, LLC. to create a joint venture for the marketing and sale of drones to the Native American tribes. The joint ventures established two LLCs in which NightSun would own 51% of the LLCs and ZenaDrone 49% of the LLCs. ZenaDrone will enter into a manufacturing license agreement with ZenaDrone US Manufacturing. See “Our Business - Narrative Description of the Business – Our Drone Technology” below for more information.

Operations Overview

We currently have approximately 115 paying corporate clients using our medical records software, SCADA & HMI software, video surveillance software, call center software and safety and compliance management software, and field service management software. They break out as follows: ten paying corporate clients for Medical Healthcare record software through PacePlus; approximately 40 paying corporate clients for our Scada Software and energy management software and video surveillance through SystemView; approximately 30 paying corporate clients through ZigVoice, for our call contact software; approximately 15 paying corporate clients for our safety and compliance management software through WorkAware; approximately 10 paying corporate clients for our field service management software through TillerStack; and approximately 10 paying corporate clients for our law enforcement software through PsPortals. In addition, we have signed five pilot program agreements to evaluate our drone technology incorporating our drone enterprise software that we expect to convert into paying customers. The five pilot programs will take place with Glenmore Estate, Keadeen Mountain Estate, Sisk Group, and Regenerate and NightSun. The pilot programs will take place over 45 days periods. The customers will have access to the drone and will be train on how to use the drone. The drone will scan the farmland and spray the farmland. Also the drone will count animals and scan buildings. The Company is waiting for approval from the Irish Aviation Authority and/or US Federal Aviation Authority (FAA) to begin the pilot programs. At the end of the pilot programs customers will have an option to buy the drone at a 35-50% discount to the current retail price.

We currently generate all our income from our software business and do not anticipate any changes to the use of existing software products under our current business operated through ZenaPay, PacePlus, SystemView, ZigVoice, WorkAware,

TillerStack and PsPortals while we pursue our drone business. We have not made any royalty payments on our software products to date. In addition, we have not made any royalty payments on our drones, including to Epazz in respect of software used in our drones.

We currently conduct our software business in the United States, Canada, Ireland, United Arab Emirates, and Germany. We currently are testing our drone in Dubai and Ireland.

Below is a table showing the revenue breakdown by geographical location for the past three years.

	2021	2022	2023-06
USA	$1,256,434	$2,014,651	$812,423
Germany	962,990	870,794	3,025
Canada	2,285,740	3,025,363	857,230
Total	$4,505,163	$5,910,808	$1,672,678

We signed a management service agreement with Epazz to support the development of our products. Under the agreement, we receive the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost.

We currently have 11 employees on staff and 45 contractors we utilize via the management services agreement with Epazz that we utilize throughout our business.

There are a number of risks associated with our business and future plans. See “Risk Factors.”

Three Year History of ZenaTech, Inc. (formerly ZenaPay, Inc.)

In May 2017, our former parent company, Epazz, developed an initial payment solution prototype and called the product ZenaPay. The name is a play off of relaxed payments. Early operations focused on concept development, product design, software development, and research of the ZenaPay product for the agriculture industry by Epazz.

In August 2017, ZenaTech, Inc. (formerly ZenaPay) was incorporated in Illinois by Epazz to continue focusing on developing the ZenaDrone software for the agriculture industry. ZenaTech further designed and developed the payment solution that allows customers to purchase products using a mobile app. The merchant would download the ZenaPay Merchant app onto an iPad or Android Tablet and the consumer would download the ZenaPay Wallet app to their iPhone. The consumer using the ZenaPay Wallet app can then transfer funds to the merchant.  ZenaTech signed a management service agreement with Epazz to support the development of the product. Under the agreement, ZenaTech receives the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost.

In November 2018, Epazz determined that shareholders would best benefit if ZenaTech was spun off as its own company. On November 18, 2018, ZenaTech signed a spin-off agreement and industry-exclusive software licensing agreement with Epazz. The former parent company received 25,000,000 preferred shares, which converted into 15 million shares of common stock post stock-split, for entering into the spin-off agreement in exchange for transferring the software rights to the ZenaPay products to ZenaTech. In addition, ZenaTech and Epazz entered into the software license agreement which provided ZenaTech with an industry exclusive for two products of the former parent company which are Enterprise Quality Management (EQM) and Point of Sale store manager. EQM and Point of Sale are proven software products used by governments and businesses for over 10 years and have generated revenues and profits for Epazz. Under the agreement, Epazz receives a royalty of 15% on all sales and the license term is perpetual.   ZenaTech plans to sell the license for its modified version of EQM and Point of Sale Store manager to the agricultural industry. ZenaTech will also own the software rights to any modules and enhancements it makes to EQM and Point of Sale Store manager.

On November 30, 2018, ZenaTech was spun off from Epazz.

On December 14, 2018, ZenaTech was domiciled in British Columbia with the plan to be listed on the Canadian Security Exchange.

On February 11, 2019, ZenaTech acquired PacePlus through a stock purchase agreement between ZenaTech and Epazz.

PacePlus has product management software that will be utilized in order to enhance ZenaTech’s software development. In addition, PacePlus is a company in a strong sector of the software industry which provides many opportunities to acquire new customers and develop new software products.  The acquisition of PacePlus and its subsidiaries build on the issuers’ growth as a tech company.

On March 15, 2019, ZenaTech started work on creating the ZenaPay Smart Farming Solution, which would use a drone to monitor plants.

On June 1, 2019, ZenaTech completed the alpha drone software for monitoring plants.

On July 15, 2019, ZenaTech signed GreenHeart CBD as the first beta customer for its ZenaPay Smart Farming Solution.

On July 30, 2019, ZenaTech signed Hemp Tech as the second beta customer for its ZenaPay Smart Farming Solution.

On August 19, 2019, the ZenaTech team visited GreenHeart and Hemp Tech in Ireland to begin the beta tests of its drones.

On August 23, 2019, ZenaTech completed successful beta tests of the drones with GreenHeart CBD and HempTech.

On September 5, 2019, ZenaTech signed its first marketing campaign to attract beta customers and create a pipeline for paying customers. ZenaTech attracted over 50 companies and governments who are interested in its ZenaPay technologies.

On January 10, 2020, the ZenaDrone 1000 successfully completed its first flight test.

On March 2, 2020, the ZenaDrone 1000 successfully completed auto-takes offs and auto-lands.

On April 12, 2020, the ZenaDrone 1000 successfully completed its Mission Flight Test.

On May 1, 2020, ZenaTech begins the development of the production version of the ZenaDrone 1000.

On August 1, 2020, ZenaTech acquired WorkAware Inc. which has developed a cloud-based safety and compliance management solution for business that can be utilized in a variety of industries, including for field management services.

On January 14, 2021, ZenaTech acquired 100% of TillerStack GmbH, a field service management software company.

From May to August 2021, ZenaTech beta tested the ZenaDrone 1000 on farmland in Ireland.

On December 31, 2021, ZenaTech acquired PsPortals, Inc., a principal supplier of browser-based software applications for public safety.

On January 7, 2022, ZenaTech opened a drone manufacturing facility in Dubai, UAE.

On February 23, 2022, ZenaTech debuted the ZenaDrone 1000 at UMEX Abu Dhabi Trade Show.

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On March 1-15 2022, ZenaDrone testing ZenaDrone 1000 in Dubai.

On March 30, 2022, ZenaDrone displayed ZenaDrone 1000 at Amsterdam Drone Week in Amsterdam, The Netherlands

On June 12-14, 2022, ZenaDrone displayed ZenaDrone 1000 at Eurosatory 2022 in Paris, France

On September 6-8, 2022, ZenaDrone displayed ZenaDrone 1000 at Commercial UAV Expo in Las Vegas, NV

On September 7-8, 2022, ZenaDrone displayed ZenaDrone 1000 at Drone X in London, United Kingdom

On September 19-22, 2022, ZenaDrone displayed ZenaDrone 1000 at Plough Champions 2022, Dublin, Ireland

On November 1, 2022, ZenaDrone Limited began drone service operations in Dublin, Ireland.

On January 26-27, 2023, ZenaDrone displayed ZenaDrone 1000 at AFWerx in San Antonio, TX, USA

On March 16, 2023, ZenaDrone showcased Zenadrone 1000 at Travis US AirForce Base CA, USA

On April 10, 2023, ZenaDrone displayed ZenaDrone 1000 at AERO Germany

On July 19, 2023, ZenaDrone attended Vertex at Austin, Texas USA

Three Year History of PacePlus, Inc.

Epazz  acquired the software rights of a medical record keeping software called PacePlus. The former parent company was going to change the name of PacePlus to CAI Health. It formed the entity as CAI Health, Inc. however, the former parent company was able to purchase the domain name paceplus.com. Therefore, it changed the name of the entity to PacePlus, Inc.

On December 29, 2014, Epazz acquired the software rights of PacePlus from a third party. As part of the acquisition, Epazz was assigned customer contracts of PacePlus.

On September 3, 2015, Epazz started the development of PacePlus version 5.

On August 26, 2016, Epazz formed CAI Health, Inc. as an Illinois corporation.

On August 31, 2016, CAI Health, Inc.’s legal name was changed to PacePlus, Inc.

On September 30, 2016, PacePlus release new ICD medical billing codes. ICD stands for International Classification of Diseases. These codes are used to enter into a patient's electronic health record and used for diagnostic, billing, and reporting purposes.

On January 1, 2017, internal transactions with Epazz  transferred ZigVoice, Inc. and SystemView, Inc. to PacePlus, Inc. through stock purchase agreements.

On August 31, 2017, PacePlus started alpha testing of PacePlus version 5.

In August 2018, PacePlus started beta testing of PacePlus version 5.

On February 11, 2019, ZenaPay acquired PacePlus through a stock purchase agreement between ZenaPay and Epazz.

In February 2019, PacePlus released PacePlus version 5.

In October 2019, PacePlus has two customers using PacePlus version 5.

On July 27, 2020, the Company restructured PacePlus, SystemView and ZigVoice by forming new Wyoming corporations and transferring the related assets of PacePlus, SystemView, and ZigVoice to the related Wyoming companies.

On December 31, 2021, the Company started development of PacePlus version 6. The Company anticipates this update will be completed in 12 months.

On June 30, 2023, PacePlus version 6 is being tested. The Company anticipates upgrading customers later in 2023.

Three Year History of SystemView, Inc.

On February 11, 2019, ZenaTech acquired SystemView through a stock purchase agreement between ZenaTech and Epazz.

In March 2019, SystemView and Epazz agreed to an exclusive licensing agreement for its plant recognition software technology from its filing of a provisional patent. Epazz agreed to pay for the patent cost.

In October 2019, SystemView began a project to upgrade its software to a Web Based and Mobile platform.

On July 1, 2020, SystemView developed a thermal detection system and mask detection system.

On July 27, 2020, the Company restructured PacePlus, SystemView and ZigVoice by forming new Wyoming, USA corporations and transferring the related assets of PacePlus, SystemView, and ZigVoice to the related Wyoming, USA companies.

On April 20, 2022, the Company completed the development of the next version of SystemView StrandUSA. The Company will be updating Strandusa.com to show all of the new features.

On November 1, 2022, the Company begin to redesign the website and marketing materials in order to launch the new version of StrandUSA.

On June 1, 2023, the Company is developing the next version of StrandUSA.

Three Year History of ZigVoice, Inc.

On February 11, 2019, ZenaTech acquired ZigVoice through a stock purchase agreement between ZenaTech and Epazz.

In March 2019, ZigVoice started Alpha testing of the new Zinergy help desk software. New features are added, and user interface is upgraded. Alpha testing is completed.

In October 2019, Zinergy releases a new version of Help desk software.

On July 27, 2020, the Company restructured PacePlus, SystemView and ZigVoice by forming new Wyoming corporations and transferring the related assets of PacePlus, SystemView, and ZigVoice to the related Wyoming companies.

On April 1, 2022, the Company began updating the software of ZigVoice to provide PBX solutions.

On October 23, 2022, the Company began update the web interface of ZigVoice.

On May 1, 2023, the Company use Twillo in order to add PBX features to ZigVoice.

History of WorkAware, Inc. Since Acquisition

On August 1, 2020, the Company acquired the assets of WorkAware.

On October 1, 2020, the Company started development of the WorkAware mobile app.

On December 15, 2021, the company launched the mobile app for WorkAware.

On September 25, 2022, the Company completed the web interface for WorkAware.

On July 1, 2023, the Company is developing an Apple watch app for WorkAware.

History of TillerStack, GMBH Since Acquisition

On January 14, 2021, the Company acquired 100% of the shares of TillerStack.

On May 7, 2021, the Company used the development of TillerStack smart glasses as part of a ZenaDrone attachment development.

On September 19, 2021, the Company released a mobile app for TillerStack.

On November 8, 2022, the Company releases TillerStack Onsite Remote Assist at SmartHK tradeshow, Berlin Germany.

On July 1, 2023, the Company is developing smart glasses for Technicans.

History of PsPortals, Inc. Since Acquisition

On December 31, 2021, the Company acquired the assets of PsPortals.

On April 13, 2021, the Company started to develop a new mobile app for PsPortals.

On September 20, 2022, the Company launched the new version of the PsPortals at Unisys User conference in Minneapolis, USA.

On May 1, 2023, the Company is updating the software to be use by local law enforcement.

Narrative Description of Our Business

At present, our primary focus lies in the realm of software development and licensing. However, recognizing the trajectory of the drone industry and its significant growth over the last five years, we have embarked on an expansion into the drone business. Our objective is to capitalize on the increasing prevalence and demand for drones in various sectors.

Despite this diversification, our core software products, which are currently offered through our well-established entities such as ZenaPay, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack, and PsPortals, will remain unaffected by this expansion. These software products have been integral to our current business, and we have no intentions of altering their usage or compromising their efficiency during this transition.

Our Software Business

Our current business involves selling software licenses to our cloud builder applications. We have been upgrading our software products to be more competitive with other companies on the market. We have been upgrading the user interface for of our software products to display a new modern look and feel to the software products, making them more attractive to the modern business software user, as well as creating new websites to attract new customers to the software products.  We have been moving our applications from static servers to cloud platforms such as Amazon AWS to provide our existing customers with new packages which allow them to better scale their applications. Our mechanical engineers work with our software developers to integrate software applications into computer hardware products.

The Product Table below shows our current software products, together with the product’s status.

Our core products all of which are software related are as follows:

Core Product	Status	Company	Product Description
EHR Software	Released Inhouse development Generating revenue	PacePlus, Inc.	Electronic Health Record software is designed to efficiently manage patient health information, streamline healthcare workflows and improve patient care and safety
Medical Billing Software	Released Inhouse development Generating revenue	PacePlus, Inc.	A comprehensive billing and invoicing system specifically tailored for medical practices, helping manage financial transactions and insurance claims efficiently.
SystemView Scada HMI Software	Released Inhouse development Generating revenue	SystemView, Inc.	A Supervisory Control and Data Acquisition (SCADA) software offering real-time monitoring, data visualization, and control for industrial processes.

MaintenanceView	Released Inhouse development Generating revenue	SystemView, Inc.	A software application designed to streamline and optimize maintenance operations, ensuring the reliability and longevity of equipment and assets.
ReportView	Released Inhouse development Generating revenue	SystemView, Inc.	A powerful reporting tool that compiles and presents data from various sources, simplifying data analysis and supporting informed decision-making.
EnergyView	Released Inhouse development Generating revenue	SystemView, Inc.	An energy management software that tracks energy consumption, identifies inefficiencies and offers insights for optimizing energy usage and reducing costs.
Strand Video Surveillance Software	Released Inhouse development Generating revenue	SystemView, Inc.	A sophisticated video surveillance system with intelligent analytics, enhancing security and surveillance capabilities for a wide range of environments.
Multiplatform Contact Center Suite (MCCS)	Released Inhouse development Generating revenue	ZigVoice, Inc.	An integrated suite of tools enabling seamless communication and management of customer interactions across multiple platforms and channels.
Traffic Calculator	Released Inhouse development Generating revenue	ZigVoice, Inc.	A traffic analysis software that provides valuable insights into traffic patterns, helping optimize transportation and infrastructure planning.
Zinergy Help Desk Software	Released Inhouse development Generating revenue	ZigVoice, Inc.	An efficient help desk solution that centralizes and manages customer support inquiries, ensuring timely and effective issue resolution.
Safety and Compliance Management Software	Released Inhouse development Generating revenue	WorkAware, Inc.	A comprehensive software platform designed to support businesses in maintaining safety standards, compliance, and risk management across industries.

Field Service Management Software	Released Inhouse development Generating revenue	TillerStack, GMbH

A powerful solution that optimizes field operations for businesses. From scheduling and dispatching to real-time tracking and reporting, it empowers field service teams to deliver exceptional customer experiences efficiently and effectively.

Law Enforcement Software	Released Inhouse development Generating revenue	PsPortals, Inc.	A comprehensive and secure platform designed to empower law enforcement agencies with advanced case management, evidence tracking, and streamlined communication tools.
On-site Remote Assistance	Released Inhouse development Generating revenue	TillerStack, GMbH

An innovative tool that enables remote experts to provide real-time guidance to on-site technicians. With seamless AR-powered communication and live video collaboration, it empowers teams to resolve complex issues faster and reduce downtime, revolutionizing on-site support experiences.

Commercializing Non-Generating Software Products

ZenaDrone's software suite – including Plant Tracker, Compliance, and Plant Recognition Technology – is spearheading a targeted marketing effort via social media, pay-per-click, and YouTube videos. This campaign is designed to highlight the ways these software products enhance farmers' operations. While these applications are yet to be launched, our current focus is on the drone business, as it aligns with these software offerings. The drone automation complements the software usage. Once the drone business starts generating revenue, the Plant Tracker will be introduced as an add-in service.

Product	Status	Company	Product Description
ZenaDrone Plant Tracker	Released Inhouse development Not currently generating revenue	ZenaDrone, Inc.	A cloud-based application that utilizes blockchain technology to provide precise tracking and management of plant-related data, enhancing efficiency in agricultural processes.

ZenaDrone Smart Farming	Beta Release Inhouse development Not currently generating revenue	ZenaDrone, Inc.	An innovative solution employing smart technology to optimize farming practices, improve crop yields, and streamline agricultural operations.
ZenaDrone Compliance Software	Testing Inhouse development Not currently generating revenue	ZenaDrone, Inc.	An automated solution to navigate regulatory requirements seamlessly. It simplifies compliance processes, ensuring adherence to necessary standards with efficiency.
Plant Recognition Technology	Testing Inhouse development Not currently generating revenue	ZenaDrone, Inc.	Software that utilizes advanced AI technology to identify various plant species swiftly and accurately, providing enhanced botanical insights for users.

The Product Table below shows products that are being developed to integrate with certain of our software products.

Product Name	Status	Company
StackLens	Prototype Inhouse development Not currently Generating revenue	TillerStack, GMbH
JourneyMan Device	Designed Inhouse development Not currently Generating revenue	WorkAware, Inc.

ZenaTech Applications

Our cloud-based enterprise software products provide simple solutions for tracking the plant growth cycle and processing payments for the agriculture industry. We are continuing to develop the software and releasing free beta versions of the software to users. We integrate our point-of-sale solutions with our compliance software to provide businesses with solutions that follow their trajectory from a new business to a larger enterprise through enhanced analytic and mobile app support. We have received some support questions from users, but in the past, the Company has not enquired who the users of our software were; however, we have learned some retail stores are testing our software. Our support is asking the users how they are using the software and if they have any feedback for us about how to improve the software.

ZenaDrone Plant Tracker

The ZenaDrone Plant Tracker software records data about growing plants. Recorded data helps to monitor plant growing conditions and gives useful findings on optimal growing conditions. This app also helps to identify potential issues during the plant growing process.

The ZenaDrone Plant Tracker tracks plants from seed to harvest. Plant Tracker is available on the Google Play store and soon will be available on the Apple App store. The first version provides an effortless way for growers to monitor the different varieties of plants they harvest for their businesses. ZenaDrone Plant Tracker has no paying growers as customers. ZenaDrone Plant Tracker has been downloaded, however ZenaDrone does not have information about who has downloaded the software. Currently, no farmers are using the ZenaDrone Plant Tracker software.

Smart Farming

Our Smart Farming software is a drone enabled smart farming solution, which monitors plant life cycle from growth to sale. Our ZenaDrone Smart Farming software tracks, monitors and calculates plant life cycles from growth to sale in real time. Using this solution, farmers can detect problems before they happen by monitoring crop health, past and present weather data, and inventory status. The rapid results obtained from this smart technology solution allow farmers to make critical decisions about the health of their fields in the short and long term, such as nutrient optimization for output maximization. It also assists with quality assurance and compliance by pproviding accurate data extraction for management to prepare auditing reports and effectively ccertify the plant life cycle from the start to its targeted purpose.

Integrating our ZenaDrone Smart Farming software, the ZenaDrone 1000 allows farmers to analyze their fields daily under a given schedule and to retrieve details of planted crops using multispectral sensors. The ZenaDrone1000 sends the retrieved data to the cloud and the ZenaDrone web application. The ZenaDrone Web application displays details about plant growth and can also trigger an alert with details of any potential issues that may be found, such as drainage or areas prone to erosion.

The rapid results obtained from ZenaTech's smart technology solution allows any farmer to make critical decisions about the health of their field in the short and long term, including nutrient optimization and detecting irrigation problems. Farmers can detect problems before they happen by monitoring crop health, past and present weather data and inventory status. We believe our solution provides farmers with the data they need to save money, time and energy with respect to their plants.

ZenaDrone Compliance Software

ZenaDrone Compliance Software is being developed to provide enterprise-level risk management software for the agriculture industry, allowing mid to large agricultural operations to identify, monitor, and remedy the regulatory, harvesting, growing, technological, and reputation risks; financial problems; and operational difficulties that may threaten the achievement of their organizational objectives. It is also intended to provide a centralized information system that helps identify risks, assess the likelihood of occurrence and impact thereof, mitigate the risks, and trace each solution.  The product is being developed from our licensed EQM application software, a proven and tested software application currently used by the US State of Maryland counties governments and businesses to manage compliance over the past 20 years. US State of Maryland counties governments and businesses are paying customers of Epazz  - EQM is a web-based solution that has mobile tools to enable administration bodies to manage compliance electronically, conduct audits and inspections, fulfill work orders, monitor licensing, certifications and permits, and check compliance enforcement. EQM is a successful software solution used around the world. The first version, released in 1990, managed auditing and corrective actions.

It is also being developed as a tool for building a repository of risks associated with business objectives, metrics, and events. An outcome will be that it will be easier for you to identify risks in your business; manage remediation processes; implement your risk model; and automate, measure, and report every step of the process.

Finally, it is being developed as a tool for evaluating client expectations against experience, which is often critical to the success and continued growth of any organization. With our simple user interface, which can integrate compliance and regulatory processes, you will be able to improve operational efficiency, enhance risk management, and keep up with the increasing number of fluctuating regulatory demands while maintaining profitability. There are no paying customers or users currently.

Characteristics

•Enables the logging, controlling, managing, and monitoring of remediation tasks for different findings and incidents

•Calendarize tasks automatically, such as periodic assessments, scans, and notifications, allowing for continuous improvement in the implementation of different strategies

•Builds models for evaluating qualitative and quantitative risks

•Customizes models and risk assessment metrics that can be imported and/or built within ZenaPay, allowing users to measure operational risks and financial, technological, and legal problems through their metrics

•Integrates and correlates IT information security through risk controls and compliance

Benefits

•Reduces time and costs by concentrating manual processes in an integrated and automated risk management system

•Improves the use of organizational, financial, technological, and human resources

•Provides a complete picture of the company from multiple angles

•Aligns your methodologies with the ability to model and assess risk in a way that makes sense to your particular organization

•Identifies the risks that may impact the corporate strategy

Reasons for choosing ZenaDrone Compliance Software

•It provides access to a database of solutions that have been applied in different sectors to reduce the risks associated with different jobs.

•It selects the most appropriate module for your particular company.

•It offers detailed and easy-to-interpret reports that are customizable. In addition, modules can be incorporated for more complex analysis.

•Sets the calculation criteria of ISO standards.

•The network installation allows people to use it any time, anywhere.

•Each year, ZenaDrone will release a new version that improves the software performance with new functionalities.

PacePlus, Inc. Software Products

Electronic Health Records Software

PACE+ is an integrated, cloud-based Electronic Health Records (“EHR") and Database Management System designed for behavioral healthcare and human services. PACE+ offers a comprehensive set of tools for managing a professional medical practice using EHR (Electronic Health Records). An electronic health record (EHR) is a digital version of a patient’s paper chart. EHRs are real-time, patient-centered records that make information available instantly and securely to authorized users. While an EHR does contain the medical and treatment histories of patients, an EHR system is built to go beyond standard clinical data collected in a provider’s office and can be inclusive of a broader view of a patient’s care. PACE+ is a comprehensive EHR solution.

PACE+ integrates EHR with Practice Management. Practice Management is the set of activities used to manage the day-to-day operations of a clinic, such as appointment scheduling, billing, and other administrative tasks. EHR improve medical practice management by increasing practice efficiencies and cost savings. The patient portal and secure web-based platform personalizes care delivery, increases patient safety and minimizes costs for medical practices of all sizes. Medical practice size can be from 1 to 100+ physicians. A practice with 2-5 physicians is the most common size in the US. PACE+ is suitable for small to large practices.  Healthcare providers are faced with many challenges such as improving care quality, managing disease, monitoring patient safety, reducing costs, complying with the latest regulations and meeting performance benchmarks set by the healthcare industry. Performance benchmarks involve collecting and reporting data on practices, clinical processes and outcomes. Measuring clinical performance can be helpful to track the improvement in the practice over time. PACE+ shows important data in graphical format. Our web-based EHR solution addresses all these challenges by connecting the healthcare continuum, as well as driving outcomes and subsidy payments that can be in the form of insurance or third party payments. PACE+ server-based secure cloud platform allows you to access your information easily.

A practice can maintain a complete electronic client record, including data collection of care visits, service providers, and locations across multiple programs. PACE+ helps eliminate redundant record-keeping. The scheduler tracks client, staff, and group appointments. It is easy to use, and it interfaces seamlessly with service authorization tracking, service history and billing.  This product can generate financial reporting data in any format that can be imported into any accounting system (web based or desktop accounting solution which has capability to import financial data), including electronic claims and remittance, third-party insurance, and client, municipality, and grantor billing.

Medical Billing Software

PACE+ uses the practice management program for billing, processing claims and reporting services. It keeps track of billable services from the start of the claim to reporting. Being able to track, query, correct and resubmit claims is essential for a healthcare provider. Claim status reports can interface with most accounting software systems. PACE+ eliminates the need for data entry staff because the program automatically creates claims and service encounters from progress notes. Practice Management is designed to process claims based on the requirements of different insurance providers and funding sources. PACE+ medical billing software is HIPAA compliant. The cloud-based software is designed for use in mental healthcare practices and medical billing services. PACE+, allows you to bill for the services you have provided in a secure and easy-to-use way.

PACE+ simplifies tedious and repetitive clinical documentation and provides quick access to assessments, treatment plans, progress notes, outcome studies and other tasks. Its design encourages and demonstrates HIPAA Compliance, facilitating accreditation and re-accreditation by organizations such as COA, CARF and JCAHO.

PACE+ includes reports that are easily customized; thus, users can create new reports as needed to meet the demands of grantors, government entities, and payers. Users can output the report results in a variety of formats such as graphs, spreadsheets, etc.

Integrated Components: Electronic health records are fully integrated with practice management (billing), scheduling, reports, imaging and interactive forms. Validations and edits keep data clean and accurate, preventing costly data validation errors and corrections.

Electronic Health Records: Electronic health records are each stored in a single electronic file so that each client’s clinical and demographic data is kept from initial contact through the completion of treatment. Components include scheduling, referral, enrollment, e-prescribing, clinical assessment, service plans and progress notes. All records are fully integrated with reporting and scanning capabilities.

Program Applicability: PACE+ supports a wide range of health and human services that including mental health and substance abuse prevention and treatment, psychiatric and nursing services, consumer-operated recovery and self-help programs, child welfare and protection services, social services, programs for the developmentally disabled as well as foster care, residential and other out-of-home programs.

Workflow Management: iWorkflow is an integral part of PACE+, enabling providers, payers and public health systems to coordinate, streamline and integrate information with other entities. The robust and secure features of iWorkflow allow users to electronically validate criteria, process and share information to reduce fragmentation across systems. iWorkflow features include queuing, allowing notification alerts, auditing, routing and checking compliance.

E-Prescription: PACE+ incorporates the Info-Scriber Electronic Prescription Application with several features including prescriber libraries, drug-to-drug and drug-to-food interaction checking, allergy alerts, pregnancy and lactation alerts and patient medication education leaflets. This allows prescribers and their agents to either print prescriptions or send them to pharmacies electronically or via FAX. It also includes standard reports to assist with medication management, and a titration/taper module for gradual dosing of medications. E-Prescription also has a notes feature.

Document Imaging: iImage is a document imaging web component with automated controls to scan, organize, and manage paper-based documents and electronic files (i.e., Word, Excel) into one comprehensive record. This allows secure users access to complete client information. iImage provides an efficient and automated solution to manage client documents and records within each file.

Time Tracking Component: This PACE+ component allows organizations to manage and track employee hours and pay periods, with the ability to output time data for 3rd party payroll systems. Employee hours are based on a customizable system for each user (i.e., date, department, location, start/end time, pay type, wage class, job codes, etc.). This component helps to alleviate confusion or costly errors involving employee pay. This component allows the supervisor and/or Accounting Dept. to approve time before payroll submission. You can ensure your records are complete and correct. Another great feature is the time tracking component is web based so you do not need to install any software. Access it anywhere through an internet connection. The power of PACE+ can give your organization the leading edge in employee time tracking.

SystemView, Inc. Software Products

SystemView is a SCADA & HMI Software System designed specifically to improve efficiency and increase the value of manufacturing equipment. The SystemView improves your bottom line by making sure your equipment stays agile throughout the production process.

Access and communicate with every part of your production process instead of using isolated interface systems with limited functionality. Choose a more innovative SCADA system with centralized management, which combines and accurately displays your facility's processes. SystemView functions as a Human-Machine Machine Interface (“HMI”), Operator Interface (“OI”), and dashboard development system.

Our Integrated Plant Management & Control (“IPMC”) Suite offers the full-featured SystemView (SCADA Software) application, which offers a set of rapid application development tools. With the SystemView application, you can create realistic graphical displays, virtual control panels, trend views, alarm views and hierarchical menu systems quickly and easily.

Video Surveillance Software

SystemView’s Strand surveillance management system is a “lean client,” which designates the server for a majority of the data processing. This setup ensures stability in the surveillance system and allows users to control their system from any location in the world without having to download client software from a CD. Protecting the soundness of operations in a surveillance system can often be a difficult endeavor in itself. With Strand’s web-enabled reporting tools and support diagnostics, and with customized camera labels, keeping track of your surveillance operations is simplified, and enabled from anywhere in the world, at any time.

Plant Recognition Technology

SystemView uses modified facial recognition technology to recognize individual plants during the growing process. The technology, which is in the early stages of development, will identify many abnormalities which can affect the growth and health of the plant. The technology will use facial recognition to identify the plant, then use machine learning to understand if there are issues with the health of the plant. Currently plant recognition technology can track changes in the plant and alert the user of the changes. Later phases of the project will have the cameras mounted in the greenhouses to monitor batches of plants and alert the growers of any issues. The final phase of the project is to use drones to scan fields and alert growers. The former parent company filed a provisional patent with the United States Patent and Trademark office in March 2019. SystemView and the former parent signed an exclusive technology agreement in which the former parent agreed to pay for the patent and SystemView will have exclusive rights to develop and market the technology. The former parent will receive a royalty of 7% on all sales. The license term is perpetual.

EnergyView Software and Hardware Solution

EnergyView by SystemView is a software and hardware solution to make your energy use more efficient. It is specifically designed for the water and wastewater industries.

Smart technology uses the newest innovations to measure energy use reliably and efficiently. Having more information about your energy use and how to keep it running efficiently helps control your facility's power consumption. Older, traditional energy meters cannot provide the same support. EnergyView Metering Solution offers all the latest technology needed to monitor energy consumption for the water and wastewater industry.

Smart energy meters have large benefits for industrial facilities. Knowing your current energy use and how to best manage it allows for increased efficiencies. Power meters report past energy usage and track future usage as well as notify you of outages and equipment failure. Industries that use power meters are better able to run efficiently and proactively find energy solutions.

ZigVoice, Inc. Products

Multiplatform Contact Center Suite (“MCCS”) – Historical

MCCS, an ACD software, has brought Avaya, Cisc, and Nortel real-time and historical information to the web, allowing access from anywhere. This feature makes MCCS ideal for increased accessibility, including connecting with multiple sites or at home agents. Personalized, easy-to-use data includes the option for ad-hoc reporting and scheduled reporting through email. It is easy to export to Excel and PDF format. ZigVoice is currently being used in call centers.

Traffic Calculator (Call Center Software)

Our Traffic Trunking and What If Calculators are designed for call center supervisors and managers. Using these calculators, managers can project upcoming staffing needs with increased accuracy. Customers using ZigVoice Products MCCS can pull their actual call center data into the calculator automatically. This enables a supervisor to quickly highlight key situations, such as when they are over or understaffed, when too many calls are being abandoned, or when customer service quality may be deteriorating.

Zinergy Service Desk Software

Zinergy is a web-based service desk software that gives you the ability to provide quality customer support and help desk services. Zinergy service desk software is easy to setup, easy to use and can be flexibly integrated with other business applications. Zinergy's clear and organized user interface gives you the power to perform any service desk task quickly.

Zinergy’s web-based customer support and help desk software is more than a single solution. It is several web-based support products offered in one package, combining convenience and functionality. Zinergy’s help desk system is designed to give your help desk a way to solve problems quickly while keeping track of customers and call center issues. The easily accessible dashboard, ticketing management feature, asset tracking system, knowledge base and reporting functionality give you all the features of quality help desk software at a comfortable price.

WorkAware Products

WorkAware has developed a cloud-based safety and compliance management solution that can be utilized in a variety of industries, including field management services. The software acquired from WorkAware combines and automates all safety, personnel, and operations paperwork into a single cloud-based platform accessible through our mobile app. See “Corporate Structure – General Development of Our Business – Field Management Services” and “Risk Factors.”

TillerStack Products

TillerStack is in the business of providing field management services to customers. In that regard, TillerStack has developed a new live support product called Onsite Remote Assistance, which can be utilized by technicians in the field by connecting with an external expert via voice, video, and augmented reality to obtain assistance with on-site situations. On Site Remote Assist can integrate with TillerStack’s field management solutions to utilize data from maintenance, repair, or service orders to assist in providing services.

In addition to the Onsite Remote Assistance, TillerStack is developing its smart glasses calledStackLenses, which are lightweight glasses with a computer that displays information for hands free work, similar to Google Glasses. StackLenses have a durable and flexible design for onsite technicians to collaborate with remote workers anywhere in the world. TillerStack plans to provide these glasses to customers as an option going forward.

See “Corporate Structure – General Development of Our Business – Field Management Services” and “Risk Factors”.

PsPortals Products

PsPortals is a principal supplier of browser-based law enforcement software, which law enforcement can use to search a database during traffic stops for pertinent information and main products. Its main products, such as Portal XL, offer a web server-based application with a “true” zero-footprint client. Requiring only a web browser, it may be connected as a user-interface for traditional message switching systems, it may stand alone as a user-interface/portal to a secure interface that runs in the background or be connected via web services to other data sources. PsPortals products are fully NCIC and Nlets compliant, integrating the formatting, features, business rules, code tables, and manuals needed to effectively manage the user-interface to NCIC and Nlets.

TillerStack
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TillerStack
ZENTRALVERBAND SANITÄR HEIZUNG KLIMA
Kognitives Assistenzsystem
Spezialtool für Har

Our Drone Technology Business

At Amsterdam Week on March 29, 2022

During 2018 and 2019, the Company was developing drone technology initially to be used in the agriculture industry. The Company developed its drone software in the first six months of 2019. The Company had planned to use drone hardware manufactured by a third party, however, upon researching various drones available in the marketplace, it became apparent a suitably functional drone to assist hemp farmers as envisioned by the Company was not readily available. The drones found in the market by the Company either had only limited minutes of flying time and required recharging overnight or were not able to accomplish the tasks required to obtain data useful to farmers or required a commercial drone pilot to fly the drone or had other functional limitations.

In developing the hardware for its drone, a team from the Company visited certain farmers in Ireland to gain a better understanding of their needs. The team discussed the data required by the farmers to run operations efficiently, took aerial images and videos to understand the functionality required from a drone for the farmers and began creating a design for a commercially viable drone for the agriculture industry. The team researched which components were available on the marketplace for the drone and which components needed to be developed and hired additional mechanical engineers and software developers to convert the hand drawings of the design for the drone into computer renderings. Subsequently, the team created CAD drawings and began creating a functional prototype of the drone.

In developing the drone hardware, the Company utilized certain technology developed by Epazz for which it has filed utility and design patents, and of which we are the exclusive licensee. Once the prototype was created, the drone underwent initial testing, the results of which were used to develop the production model of the prototype and create manufacturing processes to produce additional drones.

As a result, between August 2019 and April 2021, the Company designed, built, and tested its first commercial drone, referred to as the ZenaDrone 1000. We believe the ZenaDrone 1000 is a high-quality drone that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, providing stability and easy maneuverability. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self charge on charging pads that can be placed at various locations at a site.

Integrating our ZenaDrone Smart Farming software, the ZenaDrone 1000 allows farmers to analyze their fields daily under a given schedule and to retrieve details of planted crops using multispectral sensors. The ZenaDrone1000 sends the retrieved data to the cloud and the ZenaDrone web application. The ZenaDrone Web application displays details about plant growth and can also trigger an alert with details of any potential issues that may be found, such as drainage or areas prone to erosion.

Our ZenaDrone Smart Farming software tracks, monitors and calculates plant life cycles from growth to sale in real time. Using this solution, farmers can detect problems before they happen by monitoring crop health, past and present weather data, and inventory status. The rapid results obtained from this smart technology solution allows farmers to make critical decisions about the health of their fields in the short and long term, such as nutrient optimization for output maximization. It also assists with quality assurance and compliance by providing accurate data extraction for management to prepare auditing reports and effectively certify the plant life cycle from the start to its targeted purpose. We believe our solution provides farmers with the data they need to save money, time, and energy with respect to their plants.

ZenaDrone has signed up five pilot customers in the agricultural sector and construction to test the solution. We are also demonstrating the functionality of our drone to potential buyers in Dubai, UAE where we have a manufacturing facility in Sharjah, UAE. The five pilot programs will take place with Glenmore Estate, Keadeen Mountain Estate, Sisk Group, and Regenerate and NightSun. The pilot programs will take place over 45 days periods. The customers will have access to the drone and will be train on how to use the drone. The drone will scan the farmland and spray the farmland. Also the drone will count animals and scan buildings. The Company is waiting for approval from the Irish Aviation Authority and/or US Federal Aviation Authority (FAA) to begin the pilot programs. At the end of the pilot programs customers will have an option to buy the drone at a 35-50% discount to the current retail price.

ZenaTech signed a Memorandum of Understanding with NightSun, LLC. to create a joint venture for the marketing and sale of drones to the Native American tribes. The joint ventures established two LLCs in which NightSun would own 51% of the LLCs and ZenaDrone 49% of the LLCs. ZenaDrone will enter into a manufacturing license agreement with ZenaDrone US Manufacturing.

Our Plan of Operations for Drones

We plan to develop markets for our drones in the United States, Canada, Germany, Dubai. We have opened a manufacturing facility in Dubai and are currently working towards opening another in Phoenix, Arizona, USA. Our standard drone will have certain basic attachments, such as lights and a camera. Customers will be able to customize a drone within certain specifications for which we will modulate our software and add to the hardware. We will also be providing training to customers with respect to flying drones.

As an example, a company in the mining industry may need a drone to fly over a site to survey it or fly into a mine to photograph certain areas. We will modulate the software in the drone to ensure it will fly according to the needs of the customer, fit the drone with an infrared or another special type of camera as advised by the customer, fit the drone with any special attachments such as an arm as may be required by the customer, as well train the customer in using and flying the drone.

We have manufactured drones in Sharjah, UAE for testing, where we have leased a facility and believe we can maintain lower costs of production. Because the Company’s drone is designed and manufactured in-house, the Company can control the quality, design, software, and systems integration, to deliver an inherently stable solution.

Raw materials for our drones consist of a combination of original equipment manufacturer parts and third-party components, which we have been sourcing from various suppliers. We do not have long-term agreements with any of these suppliers that oblige such suppliers to continue to sell components or parts to us. As a result, there are risks and uncertainties, including whether suppliers will provide an adequate supply of components or parts of sufficient quality, will increase prices for them or will perform their obligations on a timely basis. See “Risk Factors”.

ZenaTech plans to pursue business enterprises in a variety of sectors, from agriculture to infrastructure to mining. The Company entered a joint venture in July 2023 and may enter other partnerships or joint ventures.

Market Regulation

The regulation of drones is determined by each jurisdiction in which they are used. The following table sets forth certain information about the regulation of drones in the various jurisdictions where we are seeking approval for the operation of drones. We also plan to seek approvals in other jurisdictions as our business expands. We expect customers may be able to rely on our permits in the various jurisdictions to fly drones, however, a qualified remote pilot license holder with training may be required to fly them.

Country	Category	Criteria	Gov. Body	Approx. timing	Status
Ireland	PDRA G03 (Pre-defined Risk assessment)

PDRA G-03 is a AMC6 to Article 11 to Regulation 2019/947. The main criteria for drones to be considered under this assessment are as follows: -

         BVLOS (Beyond Visual Light of Sight) should be in the range of C2 (Command and Control) link (radio line of sight).

         Controlled or uncontrolled airspace.

         Operating at a maximum height not more than 30 meters from ground.

         Operating no more than 30 meters horizontally from an obstacle, operating at a maximum height no more than 15 meters from obstacle; if height of obstacle does not exceed beyond 20 meters, then height of operation maybe be up to 30 meters from obstacle or no more than 50 meters from ground.

         Maximum UAS (Unmanned Aircraft System) dimension of less than 3 meters, meeting the technical requirements defined in PDRA.

         Typical operational areas include Linear inspections and agricultural works.

         Following preprogrammed or preplanned flexible routes within the operational volume.

For Ireland regulations are as follows:

         Maximum UAS (Unmanned Aircraft System e.g.- wingspan, rotor diameter/area or maximum distance between rotors in case of multirotor) characteristic dimension should be up to 3 meters.

         Typical Kinetic Energy of up to 34kJ.

         BVLOS (Beyond Visual Light of Sight) should be in the range of C2 (Command and Control) link (radio line of sight).

         Overflown area should be sparsely populated where populated area should be considered as a 'Congested Area' as defined in Regulation (EU) No 965/2012 (Air Operations Regulation): In relation to City, Town or Settlement, any area which is substantially used for residential, commercial, or recreational purposes.

			Irish Aviation Authority. The EASA rules book must be followed.	3-4 weeks.	Waiting for approval
Germany	PDRA G03 (Pre-defined Risk assessment)	EASA and aviation rules are same as Ireland for Germany as they are member of state. Both countries should comply with all the rules generated by EASA. (European Aviation Safety Authority).	German Federal Aviation Office. EASA rule book must be followed.	8-10 weeks minimum	Not applied yet.

UAE	N/A

This regulation provides us with the requirements to be met by person / organization operating Unmanned Aircraft System for the purpose of following: -

         commercial and non-commercial activities

         experimentation and research and development activities

         UA event

         Demonstration flights.

COMMERCIAL AND NON-COMMERCIAL ACTIVITIES

         Under this category organization/operators who would like to operate UAS/drones in the UAE for commercial purposes or for special operations (non-commercial) such as. photography, aerial survey, etc.

Alternative means of compliance FOR UAS

The procedure is as follows: -

         Apply for security clearance for the organization through the GCAA website. https://www.gcaa.gov.ae/en/pages/ViewServiceCard.aspx?_ID=123

         Submit Application Letter to drones@gcaa.gov.ae along with the following details: - A description of the proposed operation - Management Commitment Statement - List of the unmanned aircraft type with serial number, color, and mass in KG Note: The Application Letter should be formatted in company letterhead signed by an authorized representative.

         Subscription to GCAA E-Publication through GCAA web site: https://www.gcaa.gov.ae/en/pages/viewservicecard.aspx?_ID=214&_T=E-Publication (the applicant should provide evidence of such subscription.)

The following list while not exhaustive includes types of incidents involving UA Operations, which shall be reported to the GCAA (by email to drones@gcaa.gov.ae):

         Crashes resulting in any injury or fatality to a person, damage to property, damage to UA, interferences in signal or control of UA.

         Experiences a near miss with a manned aircraft or other UA.

         Colliding with a building or structure.

         Operates without appropriate GCAA approval.

         Penetrates controlled airspace without an ATC Clearance.

         Conducts photography without appropriate security approval.

         Operation which results in a public nuisance.

         Penetrates No flying Zone without appropriate GCAA Approval.

         Any other applicable occurrence as prescribed by CAAP 22.

ADDITIONAL REQUIREMENTS TO FLY DRONE IN DUBAI

A no objection certificate must be issued from DCAA (Dubai Civil Aviation Authority) before flying drone in Dubai.

		Drone registration with Dubai civil aviation authority and get NOC from them. Drone registration to general civil aviation authority and get NOC from them, Ministry of defense approval.	4-5 weeks	Permission granted.
USA	Medium large Category drone operation.

WAYS TO FLY DRONES

•Drone weight more than 55 pounds through Special unmanned aircraft system rule.

•Commercial Operations: - Type certification, 49 U.S.C 44807 Grant of exemption.

•Special Airworthiness Certificate operations.

•Recreational flyers.

•Public Aircraft Operations.

INFORMATION NEEDED TO FLY DRONE

•Training and qualification of crew.

•Operations and Maintenance Manuals.

•Procedures.

•Specifications and performance of UAS (Unmanned Aircraft System).

•Operating areas.

•Risk assessment.

PREPARE THE PETITION

•Petition Contents are in 14 CFR Part 11.

•Follow instructions on Regulations.gov to submit petition.

•Proprietary Information must be submitted separately.

SPECIAL AIRWORTHIINESS CERTIFICATE

•This is applicable if no testing and data documentation is present for safe operation.

•Flying crew is not qualified enough.

•In cases where airworthiness requirements for a standard airworthiness certificate are not met Special airworthiness certificates in the experimental category (SAC-EC) may be issued:- Use FAA Form 8130-7 and follow instructions to apply.

		Federal aviation authority.	3-6 month minimum	Not applied.
Canada	SFOC-RPAS

CRITERIA FOR FLYING DRONES IN CANADA

Drone operations are divided into two namely categories Basic and Advanced, but

If a specific drone operation is needed to be carried out, they need to apply for a Special Flight Operations Certificate (SFOC) for Remotely Piloted Aircraft System (RPAS).

SFOC-RPAS gives drone permission to carry out those specific operations under special conditions.

The SFOC-RPAS permission is of two types: -

•Lower Risk

•Higher Risk

Lower Risk permission may be obtained under following conditions: -

•Flying less than 5.6 km (3 NM) of a military aerodrome.

•Flying more than five RPAs at the same time from a single control station and at more than 9.3 km (5 NM) of an aerodrome in uncontrolled airspace.

•Flying at an advertised event.

•Organize an RPA special aviation event.

Higher Risk permission may be obtained under following conditions: -

•Flying a drone weighing over 25 kg.

•Flying beyond visual line-of-sight.

•Flying above 122 meters (400 ft).

•Flying more than five RPAs at the same time from a single control station and at less than 9.3 km (5 NM) of an aerodrome or in controlled airspace.

•Carrying dangerous or hazardous payloads (e.g. chemicals).

		Canadian Transportation Agency	8-9 weeks minimum	Not applied.

All patents from the above table are exclusive licenses.

See “Use of Available Funds – Business Objectives and Milestones” for more information.

Distribution Methods

ZenaTech is in the process of implementing its enterprise solutions on Amazon Web Services in Canadian data centers as a software-as-a-service business model (“SaaS”). The software is ready for testing with a grower. The company currently is working on arranging meetings with growers to demo our software to them. Once we have signed up a beta customer, we will need to gather their feedback and make changes to the workflow of the software. The software has a built-in tool that allows a technician to make modifications to the workflow onsite. The company plans to travel to a greenhouse facility with our software developers and technicians and make modifications at the site of our beta customers to speed up our launch to market. Under the SaaS business model, ZenaTech will provide users with a monthly or annual subscription to access the software via their web browser or mobile apps. ZenaTech currently has apps available for download on the Google Play Store and the Apple App Store. ZenaPay products will be launched on the Google Play Store and the Apple AppStore.

ZenaTech will use an inbound marketing program to attract new customers to its software products. An inbound marketing program includes search engine optimization, pay-per-click, content marketing, and social media marketing.

PacePlus, SystemView, ZigVoice, TillerStack, WorkAware, PsPortals

PacePlus, SystemView, ZigVoice, TillerStack, WorkAware, and PsPortals use an inbound marketing strategy to acquire customers by using content and media to increase traffic to their websites. In addition, the company will be using new artificial intelligence marketing agencies to clearly identify customers who need our solutions.

ZenaDrone

We hired business development managers in Phoenix, Berlin, Dublin, and Dubai. We plan to offer our drones through the sales team, as well as offer it on the ZenaDrone website.

We signed Memorandum of Understanding with NightSun, LLC to create a joint venture in order to market and sale drone related word to the Native American tribes. The joint ventures established two LLCs in which NightSun would owned 51% of the LLCs and ZenaDrone 49% of the LLCs. ZenaDrone will enter into a manufacturing license agreement with ZenaDrone US Manufacturing.

Intellectual Property

In accordance with industry practice, we rely on a combination of patent, copyright, trademark and trade secret laws and contractual provisions to protect our proprietary rights in our products. We have acquired software from Epazz that has been used to develop products offered or to be offered by ZenaPay. We own all of the software rights related to products offered by PacePlus, SystemView and ZigVoice, as well as TillerStack, WorkAware and PsPortals We have also developed the software and hardware for the drone to be offered by ZenaDrone and are the exclusive license of certain patents relating to our drone. In addition, we attempt to protect our trade secrets and other proprietary information through agreements with suppliers, employees, and consultants. Furthermore, our employees have assigned all rights to intellectual property developed in the course of their employment.

Software Intellectual Property

The Company’s software products are protected as trade secrets. The Company uses a source safe technology to check in and check out the source code of the software products. In addition, the Company limits the number of personnel who can access the source code of our software products, all of whom have signed non-disclosure agreements. As a result, the source code of the Company’s software products are heavily guarded.

Patents

The Company has obtained a design patent relating to its drone from the United States Patent and Trademark Office (the “USPTO”) and is the exclusive licensee of certain other design and utility patents obtained or applied for by Epazz with the USPTO which are or will be utilized in its drone business.

The following provides a synopsis of the patenting process with the USPTO, which is not complete and investors should consult with their own legal and other advisors regarding the process.

The patenting process with the USPTO begins with conducting a novelty search with the USPTO to determine if a patent already exists for the invention sought to be patented. If a patent already exists, another patent for the same invention would not be available.

If there is no patented invention, the next step would be to determine the type of patent required: a utility patent essentially for a new and useful process, machine, article of manufacture, or compositions of matters, or any new useful improvement thereof; a design patent essentially for a new, original, and ornamental design for an article of manufacture; or plant patent relating to a new variety of plant.

Once the type of patent is determined, the next step would be to file a patent application with the USPTO for the invention. Often a provisional patent application would be filed which would allow the inventor 12 months to finalize its application while maintaining a priority date for the application from the date of filing. A non-provisional patent application must be filed within 12 months of the filing of the provisional patent application to maintain the priority date.

Patent applications are then examined by qualified examiners at the USPTO, which can take anywhere from six months to three years or more depending on the backlog. The inventor would most likely have to respond to objections or rejections of the patent application to address issues raised by the examiner. Once the patent is allowed, a fee must be paid to the USPTO, and the patent granted is usually published four weeks after the payment.

The table below provides information regarding patents issued or for which applications have been filed with the USPTO relating to our drone business. To date, there have been no concerns raised by the patent authority reviewing these applications in relation to the patentability of the patents applied for, nor has the Company received any correspondence from the USPTO in that regard.

Design Patent Applications
Patent Title	Status	Entity Assigned	Patent Authority
Drone Design Gen 1	Issued US Patent No.: D932369	ZenaDrone, Inc.	U.S. Patent Office
Drone Design Gen 2	Notice of Allowance 29824062	Epazz, Inc.	U.S. Patent Office

Utility Patent Applications
Patent Title	Status	Entity Assigned	Patent Authority
Drone with extendable and rotatable wings and multiple accessories securing panel	USPTO has broke up the application into two inventions. Epazz, Inc. sent additional forms for two inventions. 17705310	Epazz, Inc.	U.S. Patent Office
Charging/Re-Charging Drone Assembly System and Apparatus	Issued US Patent No. 11597515	Epazz, Inc.	U.S. Patent Office
Plant Recognition Technology	Application filed January 6, 2022	Epazz, Inc.	U.S. Patent Office
Permanent Licensing Robotic Arm Technology	Application filed August 1, 2023	Ameritek Ventures, Inc.	U.S. Patent Office

Management Agreement

We signed a management service agreement with Epazz to support the development of our products. Under the agreement, we receive the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost. The Company has paid Epazz fees of $60,000, $135,000, and $270,000 during 2020, 2021 and 2022, respectively, under the agreement with Epazz. See “Dependence on Material Agreements” for more information about the agreement with Epazz.

Competitive Conditions

There are a number of companies in the agriculture software development space, medical record keeping software, scada software, law enforcement software, field service management software, safety management software, call center software, and the drone space, with which the Company competes or expects to compete. Some of these companies are larger than and more established than we are which adversely could affect our business. See “Risk Factors”.

Medical Software

There are a number of competitors to PacePlus, SystemView and ZigVoice that are developing software for the medical records software industry. These include AdvanceMD, DrChrono EHR, NextGen and Kareo.

Safety, Compliance and Field Management Software

There are a number of competitors to TillerStack and WorkAware that are also developing software for the safety and field management software industry. These include Alcumus, gocanvas, EHSInsight, SimPRO and ServiceTitan.

Drones

There are a number of drone companies that are developing markets for the drone industry. These include DJI, Draganfly and Drone Delivery Canada.

Dependence on Certain Agreements

Our CEO and director, Dr. Shaun Passley, is also the CEO and a director of Epazz, as well as a significant shareholder in both the Company and Epazz. The Company has entered into a number of agreements with Epazz that are material to the business of the Company as summarized below. The Company relies on these arrangements to satisfy certain of its management and technology requirements.The summary of these agreements is not complete and is qualified by reference to the terms of the material agreements, which have or will be filed on SEDAR + under our profile. Investors are encouraged to read the full text of such material agreements:

Investors are encouraged to read the full text of such material agreements:

(a) On November 18, 2018, our predecessor company (ZenaPay) was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On the same date, Zenapay entered into a management services agreement with Epazz pursuant to which Epazz agreed to provide certain management services to ZenaPay, including for labour, office space, hosting, travel, banking and business development, and ZenaPay agreed to pay Epazz a 45 percent markup on all expenses incurred in providing the services to Zenapay. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement, ZenaPay agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services under the agreement to ZenaPay, except to the extent those losses result from the wilful misconduct of Epazz. The agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties.

(b)On November 18, 2018, ZenaPay entered into an industry-exclusive software licensing agreement with Epazz with respect to certain enterprise quality management software for use in the business of ZenaPay. Pursuant to that agreement, the Company is able to, among other things, develop, market, and sell software modules exclusive to the agriculture industry worldwide using Epazz’s compliance, supply chain, auditing, and point-of-sale software. Epazz will receive a 15% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law.

(c)On March 31, 2019, SystemView entered into an exclusive technology licensing agreement with Epazz with respect to certain plant recognition technology for which a utility patent application has been filed by Epazz with the USPTO. Pursuant to that agreement, SystemView has the exclusive license to, among other things, develop, market and sell the plant recognition software, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. If the patent is issued, SystemView will be the exclusive licensee of the patent. Epazz will receive a 7% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz filed a non-provisional patent application in March 2019.

(d)On March 31, 2019, our predecessor company (ZenaPay) entered into an exclusive technology licensing agreement with Epazz with respect to certain technology for which a utility patent application has been filed by Epazz with the USPTO to be used for our drone. Pursuant to that agreement, the Company has the exclusive license to, among other things, develop, market and sell the drone technology being patented, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. If the patent is issued, the Company will be the exclusive licensee of the patent. Epazz will receive a 7% royalty on all sales. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz filed the non-provisional patent application in August 2020 with the USPTO.

(e) On January 7, 2022, the Company entered into an exclusive technology licensing agreement with Epazz with respect to certain technology for which a utility patent application has been filed by Epazz with the USPTO relating to a drone charging system. Pursuant to that agreement, the Company has the exclusive license to, among other things, develop, market and sell the drone technology being patented, as well as the first right to acquire the technology in the event Epazz attempts to sell or otherwise license any remainder rights with respect to the technology. Epazz agreed to pay for the cost of the patent. The Company issued three million shares of common stock to Epazz for the license, and three million shares of common stock to Shaun Passley, PhD for the assignment of his interest in the technology. The license term is perpetual and the license may only be terminated in accordance with applicable law. Epazz received a patent for the charging pad.

Employees

We have 11 employees in varying jurisdiction via our subsidiaries and also operate our business through a management services agreement with Epazz. We currently have 11 employees and 45 contractors on staff via the management services agreement with Epazz that we utilize throughout our business. The table below shows where our staff and contractors are located.

Subsidiary	Jurisdiction	Employee	Contractor
ZenaTech, Inc. (Parent)	Toronto, Canada	1	3
ZenaTech, Inc. (US)	Phoenix, AZ, USA	1	3
ZenaDrone, Inc.	Chicago, IL, USA		3
ZenaDrone, Inc.	Lahore, Pakistan		20
TillerStack GMbH	Berlin, Germany	3
PSPortal, Inc.	Chicago, IL USA		3
ZenaDrone Trading, LLC (Dubai)	UAE, Dubai	6
WorkAware, Inc.	Lahore, Pakistan		4
ZenaPay, Inc.	Lahore, Pakistan		1
ZenaDrone Limited	Dublin, Ireland		3
SystemView, Inc.	Lahore, Pakistan		2
SystemView, Inc.	Chicago, IL		1
ZigVoice, Inc.	Lahore, Pakistan		1
PacePlus, Inc.	Orlando, FL, USA		1
	Total	11	45

Outsourced Business Activities

The Company has no offshore contracts. The Company via management service agreements with Epazz uses the offshore employees of Epazz that conduct work for the Company.

Organizational Structure

See above.

Property, plants and equipment

Our corporate headquarters is located 69 Yonge St. Suite 1404, Toronto ON M5E 1K3.

Major Facilities

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity

Canada	1,500	Leased	August 2024	Global Support Office
United Arab Emirates	6,500	Leased	July 2028	Drone Manufacturing Facility
Germany	1,500	Leased	October 2025	German Support Office
United States Phoenix	1,000	Leased	Monthly	Administrative Office
Ireland	1,000	Leased	April 2026	Ireland Support Office

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating And Financial Review and Prospects

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the "Company" or “ZenaTech") and to assess the Company’s ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company’s ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of October 25, 2023 and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2022. The Company's audited consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow and private placements of debt and equity. The continued operations of the Company are dependent on the Company's ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company’s functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Forward Looking Statements

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer’s actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors.

Description of Business

The Company was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

The Company is not currently a reporting issuer in any jurisdiction and none of its securities are currently listed or quoted for trading on any stock exchange.

ZenaTech, Inc. is an enterprise software technology company that specializes in mission-critical cloud-based applications integrated with smart hardware to deliver innovative solutions across diverse industries. The company operates in two segments: software development technology, sales, and distribution, as well as drone manufacturing, sales, and distribution. Here is an overview of our parent company, ZenaTech, Inc., and its subsidiaries:

•ZenaTech, Inc. (“ZenaTech BC”), originally incorporated under the name ZenaPay, Inc., is a British of Columbia company, provides cryptocurrency wallets and cloud-based enterprise software solutions for e-commerce industry,

•PacePlus, Inc.(“PacePlus”), a Wyoming, United States of America (“USA”), company, provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

oSystemView, Inc. (“SystemView”), a Wyoming, USA, company, provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”), a Wyoming, USA, company, provides software solutions for the contact center industry,

•WorkAware, Inc. (“WorkAware”), a British of Columbia, Canada, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH. (“TillerStack”), a German company, provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

oTillerStack, Inc. was established for US sales of TillerStack software products.

oZenaDrone GmbH (“ZenaDrone German”) was established for drone sales and drone services in Germany.

•ZenaDrone, Inc. (“ZenaDrone”), a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited (“ZenaDrone Ltd”), an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority,

oZenaDrone Manufacturing, Inc, an Arizona Corporation, established to manufacture drones in the United States of America,

•PsPortals, Inc. (“PsPortals”), provides browser-based enterprise software applications for public safety, and,

•ZenaDrone, Trading LLC (“ZenaDrone LLC”) a United Arab Emirates (“UAE”) company, established in the Middle East for the drone commercial, marketing and sales drone operations, and its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) a UAE company, established in the Middle East for the manufacturing of drones and batteries.

•ZenaTech, Inc, (“ZenaTech US”), created for conducting future acquisitions in the United States of America, and its subsidiary,

oZenaDrone, Inc., a Wyoming corporation, established for the purpose of selling the drone in the United States of America.

ZenaDrone LLC with its subsidiary ZenaDrone FZE, collectively ZenaDrone, are operating in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone will be a separate financial reporting segment in 2023, when it will have revenue. For the first six months ended June 30, 2023, the ZenaDrone entities were a cost center.

ZenaTech, formerly known as ZenaPay, originated with cloud-based enterprise software applications tailored for the agriculture sector. These applications offer blockchain-based solutions encompassing payment systems, smart farming, plant tracker software, business management tools, supply-chain blockchain management, compliance management, and government auditing software. Building upon this foundation, ZenaTech is developing a new series of next-generation applications for the agriculture industry, introducing features like point-of-sale, e-commerce, marketing tools, reward cards via mobile app, inventory control, seed-to-store tracking, employee timecards, and live video capabilities.

ZenaTech expanded its portfolio through the acquisition of PacePlus, which includes subsidiaries SystemView and ZigVoice. This move added profitable cloud-based enterprise software applications tailored for the medical services (PacePlus), security (SystemView), and contact center (ZigVoice) industries. ZenaTech has further refined and enhanced these applications, serving various businesses, government agencies, colleges, and healthcare providers.

The acquisition of WorkAware brought a revenue-generating cloud-based safety and compliance management solution that can be deployed across multiple industries, including field management services. ZenaTech plans to leverage the WorkAware software to expand its drone business into sectors such as agriculture, infrastructure, and mining. WorkAware Canada has been established to cater to software sales in Canada.

Through the acquisition of TillerStack, ZenaTech acquired a profitable cloud-based enterprise field management software and mobile solutions for diverse industries. Utilizing the TillerStack software, ZenaTech aims to extend its drone business into sectors such as infrastructure and mining. TillerStack Wyoming has been established to handle software sales in the US and Canada.

ZenaTech's acquisition of PsPortals added a revenue-generating cloud-based information management solution catering to law enforcement and public safety agencies. The acquired software will support ZenaTech's expansion into the drone business, targeting applications in law enforcement, public safety, and government sectors.

ZenaTech has diversified into drone manufacturing, sales, and service operations, establishing several entities across different regions. ZenaDrone Limited, located in Ireland, serves as the company's platform for drone operations in the European Union. ZenaDrone GmbH. operates in Germany for drone operations, while ZenaDrone Trading, LLC, focuses on commercial activities such as sales, marketing, and demos. Additionally, ZenaDrone Manufacturing (FZE) has been set up in the Middle East as the entity responsible for drone manufacturing, holding a license from Galaxy Batteries, Inc. (owned by Epazz, Inc.) for battery production.

Business Strategies

Our current business is in software development and licensing; however, we plan to expand into the drone business as we anticipate the market for drones to become more prevalent over the next five years. We do not anticipate any changes to the use of existing software products under our current business operated through ZenaTech, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack and PsPortals while we pursue our drone business through ZenaDrone. We currently generate all our income from our software business but believe our drone business will increasingly generate income over the next five years as it develops.

ZenaTech has a history of providing business-to-business software solutions. In addition, the Company has many ongoing government contracts for software solutions and support. Many of the Company’s products provide cloud-based management solutions for businesses that can be utilized in a variety of industries. Various Company products provide solutions in the medical services industry, security applications, contact center applications, safety and compliance management, field management software and mobile solutions and information management solutions for law enforcement that manages information relating to public safety.

ZenaTech has a history of growth through acquisitions, in which the Company acquires established revenue generating software companies with an established product. When acquired, some products need software updates, however the previous owners might not have had the resources and expertise to accomplish this. The Company may incur costs to update these products in the year after acquisition.

Some of the Company’s solutions products were developed internally and others were acquired through acquisitions. All products are maintained and updated internally through expert staffing. The software solutions part of the business provides positive cash flow which is utilized for acquisitions and new product development. One such new product developed over the past three years is a high-quality Unmanned Vehicle System, commonly referred to as a drone.

The Company believes it can be more effective as a software company in developing drone technology and hardware than other potential providers who do not have a software technology-based background. The ZenaDrone 1000 is a high-quality large drone that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, making it more stable and better maneuverable than other commercial drones. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self-charge on charging pads that can be placed at various locations at a site.

The Company has been showcasing the drone at various trade shows and military conferences to display its functionality and features to potential customers. In addition, the ZenaDrone 1000 is ideal for video surveillance and inspections within industries such as utilities, pipelines, construction, agriculture, wildlife management and large structure maintenance. The ZenaDrone 1000 has many innovative and proprietary technologies integrated within the product and the associated software controls.

Over the past three years, the Company transitioned the drone business from an idea – to help its agriculture customers – to creating, beta-testing, and producing a plan for marketing its drone and branching into the drone industry.

By the end of 2021, the Company completed the development of the ZenaDrone 1000 and implemented a marketing plan for the product. During 2022, ZenaTech developed market awareness and is currently seeking multiple prospects.

Highlights of Three-Years Financial Results

We have recorded and prepared our financial statements in accordance with International Financial Reporting Standards for the past three fiscal years.

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”), for the fiscal years indicated and should be read in conjunction with those audited financial statements.

As of December 31,	2022	2021	2020

Total assets	$13,543,786	$10,032,852	$4,324,916
Total liabilities	$5,972,094	$6,391,274	$942,456
Working capital[1]	$1,751,890	$2,128,058	$495,096
Shareholders’ equity	$7,571,692	$3,641,578	$3,382,460
Common shares outstanding	101,059,094	91,348,952	89,378,273
[1]Working capital is current assets less current liabilities.

Results of Operations (Revenue)

For the year ended December 31,	2022	2021	2020

Revenue	$3,025,363	$2,285,740	$992,749

The Company has only one operating and reporting segment. All revenue is from software licensing and subscription agreements, software support and maintenance, and technology consulting services. Software licensing, subscription agreements, software support and maintenance agreements provide ZenaTech repeat annual sales to existing clients. When the drone segment produces revenue, the Company will have two operating segments. The Company seeks acquisitions of established companies with revenue producing software solutions and an existing client base with history of licensing renewal. The Company believes this provides stable revenue and positive cash flow while reducing risk.

2022 and 2021 highlights

Revenue increased by 32%, from $2.3 million in 2021 to 3.0 million in 2022, mostly due to the acquisition of PsPortals as of December 31, 2021. In 2022, the PacePlus revenue was $1.04 million, while the PsPortals revenue was $1.1 million and TillerStack had $0.76 million in sales. The Company has a history of growth through acquisitions.

2021 and 2020 highlights

Revenue increased to $2.29 million from $0.99 million in 2021 as compared to 2020, due to the TillerStack acquisition. The $2.29 million was comprised of $1 million revenue from PacePlus, $0.96 million from TillerStack and $0.67 from WorkAware. PacePlus had a $ 1 million revenue in 2021, and it was $0.99 in 2020, a small increase, while total revenue increased by close to $1 million after the TillerStack acquisition.

Results of Operations (General and administrative expenses)

For the year ended December 31,	2022	2021	2020

Amortization and depreciation	$246,907	$157,973	$32,164
Bad debts	162,755	52,818	104,692
Financing expenses	219,136	171,032	29,614
Programming and support fees	567,119	930,728	689,241
Professional fees	180,554	109,051	152,691
Salaries and benefits	1,137,517	927,065	77,765
Stock–based compensation	266,400	–	182,400
General and administrative and other	281,390	213,766	6,073
Total general and administrative expenses	$3,061,778	$2,562,432	$1,274,642

General and administrative expenses for 2022

General and administrative expenses for 2022 increased by $499,346 from the previous year.

Amortization and depreciation are non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. The $246,907 amount for 2022 consists of amortization of $197,087 and depreciation of $49,820. There was an increase of $88,924 total amortization and depreciation over the previous year, which was due to the additions of the PsPortals assets.

The Company writes off accounts receivable to bad debts expense when a particular account is deemed unlikely to be collected. Bad debts expense for the year ended December 31, 2022, was $162,555, and increase by $109,737 over the previous period, but still considered normal in the software industry.

Financing expenses are associated with long-term debt, which is classified in the balance sheet as loans payable. Finance expenses increased to $219,136 for the year ended December 31, 2022, as compared to a 2021 amount of $171,032. Certain finance expenses incurred are added to the principal balance of loans payable. These finance expenses are considered non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Of the $219,936 finance expense in 2022, $180,765 was a non-cash flow item. The remaining finance expense of $39,171 is associated with seller notes and acquisition loans payable.

Programming and support fees are a direct cost of revenue and are incurred internally and externally. ZenaTech has a software programming and support agreement with Epazz, Inc. to maintain the Company’s software programs. All funds due from Epazz, Inc. represent advances for programming, support, and management fees. The Company will realize this asset through services rendered by Epazz in 2024 and 2025. The Company believes this is the most cost-efficient way to maintain and keep client products updated to work with the newest operating system versions. In this way, the Company eliminates a common complaint associated with software solution providers, which is the provider’s software is outdated and does not work with the newest operating systems. The Company received $270,000 USD from Epazz, Inc. for network support and conversion fees for 2022.

The increase in the amount accrued to Epazz corresponds to ZenaTech’s ability to incur some of the programming and support costs itself after the PsPortals acquisition.

Programming and support fees were $567,119 for the year ended December 31, 2022, as compared to $930,728 for the year ended December 31, 2021, a decrease of $241,487. The Company has been able to maintain relatively low programming and support fees even though revenue has increased by 132%.

The Company incurs professional fees mainly for legal, certain technical services and unique programming issues. The legal fees the Company incurred during the years ended December 31, 2022, and 2021 are fees a company would incur in the normal course of business and are mainly associated with acquisitions, registration, and listing purposes. For the year ended

December 31, 2022, professional fees were $180,554, up from the 2021 amount of $109,051, due to an increase in hiring more professionals for listing purposes.

Salaries and benefits are costs associated with employees and direct full-time consultants. These costs are mainly associated with sales, customer services, in-house programming and administration. Salaries and benefits costs for the year ended December 31, 2022, were $1,137,517, which is a 23% increase from the 2022 costs of $927,065. Approximately $336,000 represents the PacePlus payroll, $505,000 was the TillerStack payroll and $173,550 was the WorkAware payroll.

Stock–based compensation is incurred by the Company for services provided by the Board of Directors and Officers. Neither the Board of Directors nor Company Officers are paid a direct salary, benefits, or other compensation for the 2022 services. Stock–based compensation is considered an expense at the time shares are awarded. There was no stock–based compensation during 2021, as no shares were awarded. During January 2022, the Company issued 1,110,000 common shares at a price of $0.24 per share, which totals $266,400. This amount represents Board of Director’s compensation for 2021. Stock–based compensation is a non-cash flow item and is added back to net income when calculating cash provided by or used for operating activities.

General and administrative and other expenses consist mainly of advertising, rent, other office expenses, banking costs and travel costs. These costs totaled $281,392 for the year ended December 31, 2022, as compared to $213,766 for the year ended December 31, 2021, an increase of about $67,000 or 32%. A variety of causes is associated with this cost increase, which include the following:

•In 2022, expenditures relating to advertising and marketing the drone and for various other software products went up by 53%. Costs in 2022 for marketing plans were $79,231. Costs in 2021 for this marketing plan totaled $51,672.

•Travel costs increased from $26,485 during the year ended December 31, 2021, to $67,259 for the year ended December 31, 2022. This 154% increase in travel costs is mainly associated with technological development of the drone product and market awareness.

•In 2022 the office supplies went down by $12,041, while the repairs and maintenance went down by $10,484.

•Miscellaneous banking and payment clearing costs increased by $5,559 for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

General and administrative expenses increased by 32%, which is associated with a similar revenue increase of 32%. General and administrative expenses totaled $3,061,778 for the year ended December 31, 2022, as compared to the year ended December 31, 2021, of $2,562,432. Included in the expenses are an increase in costs that did not affect cash flow of $522,000, which include amortization and depreciation, bad debts, finance expenses and stock-based compensation, as listed on the Statement of Cash Flows. Costs associated with the PsPortals acquisition, excluding amortizations of product development, totaled approximately $901,000.

General and administrative expenses for 2021

Amortization and depreciation are non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. The $157,973 amount for 2021 consists of amortization of $148,860 and depreciation of $9,113. Amortization and depreciation increased to $157,973 for the year ended December 31, 2021, an increase of $125,809 over the previous fiscal year. This increase was due to amortization of new product development costs associated with the TillerStack acquisition and a full year of amortization of the product development costs associated with the WorkAware acquisition. In 2021, amortization of software development costs associated with the TillerStack acquisition was approximately $101,000, which represented 11 and a half months of amortization. There was no amortization expense associated with the PsPortals acquisition since the effective purchase date was December 31, 2021.

The Company writes off accounts receivable to bad debts expense when a particular account is deemed unlikely to be collected. Bad debts expense for the year ended December 31, 2021 was $52,818, which was similar to the equivalent 2020 period by $51,874. Both period costs are considered normal expenses for companies in software solutions industry.

Financing expenses are associated with long-term debt, which is classified in the balance sheet as loans payable. Finance expenses increased to $171,032 for the year ended December 31, 2021, as compared to a 2020 amount of $29,614. Certain finance expenses incurred are added to the principal balance of loans payable. These finance expenses are considered non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Of the $171,032 finance expense in 2021, $120,530 a non-cash flow item. The remaining finance expense of $50,502 is associated with seller notes and acquisition loans payable.

Programming and support fees are a direct cost of revenue and are incurred internally and externally. ZenaTech has a software programming and support agreement with Epazz, Inc. to maintain the Company’s software programs. All funds due from Epazz, Inc. represent advances for programming, support and management fees. The Company will realize this asset through services rendered by Epazz in 2023 and 2024. The Company believes this is the most cost-efficient way to maintain and keep client products updated to work with the newest operating system versions. In this way, the Company eliminates a common complaint associated with software solution providers, which is the provider’s software is outdated and does not work with the newest operating systems. ZenaTech paid $60,000 USD to Epazz for programming and support fees for the year ended December 31, 2021.

The decrease in the amount accrued to Epazz corresponds to ZenaTech’s ability to incur some of the programming and support costs itself after the TillerStack and WorkAware acquisitions.

Programming and support fees were to $930,728 for the year ended December 31, 2021, as compared to $689,241 for the year ended December 31, 2020. This is an increase of $241,487 or 35%. The Company has been able to maintain relatively low programming and support fees even though revenue has increased by 130%.

The Company incurs professional fees mainly for legal, certain technical services and unique programming issues. The legal fees the Company incurred during the years ended December 31, 2021 were fees a company would incur in the normal course of business and are mainly associated with acquisitions, registration and listing purposes. For the year ended December 31, 2021, professional fees were $109,051, down from the 2020 amount of $152,691.

Salaries and benefits are costs associated with employees and direct full-time consultants. These costs are mainly associated with sales, customer services, in-house programming and administration. Salaries and benefits costs for the year ended December 31, 2021 were $927,065, which is a sharp increase from the 2020 costs of $77,765. This equates to a total increase of $849,300. Approximately $250,000 of this increase is associated with the TillerStack acquisition, $85,000 associated with cost saving measures and $514,500 are expenses incurred in the development of the drone during 2021. No development costs associated with the drone were capitalized until the start of 2022.

Stock–based compensation is incurred by the Company for services provided by the Board of Directors and Officers. Neither the Board of Directors nor Company Officers were paid a direct salary, benefits, or other compensation during 2021. Stock–based compensation is considered an expense at the time shares are awarded. There was no stock–based compensation during 2021, as no shares were awarded. Stock–based compensation is a non-cash flow item and is added back to net income when calculating cash provided by or used for operating activities.

General and administrative and other expenses consist mainly of advertising, rent, other office expenses, banking costs and travel costs. These costs totaled $213,766 for the year ended December 31, 2021, as compared to only $6,073 during the year ended December 31, 2020. This is a year-to-year increase of $207,693. A variety of causes is associated with this cost increase, which include the following:

•In 2021, the cost of the TillerStack office including rent was $89,100. This was for 11 and a half months during 2021. There were no equivalent costs during 2020.

•In 2021, the company started an advertising and marketing plan for the drone and for various other software products. There was no such marketing plan during 2020. Costs in 2021 for this marketing plan totaled $51,700.

•In 2021, the Company changed offices in Canada and moved to a larger office. Rent and associated office costs increased by $32,300. This office also helps to support drone sales and marketing personnel.

•Travel costs increased to $29,573 for the year ended December 31, 2021 as compared to $460 during the year ended December 31, 2020. The increase in travel costs is mainly associated with technological development of the drone product. In addition, travel costs were incurred to increase market awareness of the drone product.

•Miscellaneous banking and payment clearing costs increased by $5,500 for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

In summary, general and administrative expenses increased by 101% which is associated with a revenue increase of 130%. General and administrative expenses totaled $2,562,432 for the year ended December 31, 2021 as compared to $1,274,642 for the previous year. Included in the expense increase are costs that did not affect cash flow of $67,181. Expense increases that due affect cash flow totaled $1,220,609 and the total increase in general and administrative expenses was $739,623. Costs associated with the TillerStack acquisition, excluding amortizations of product development, totaled approximately $969,000.

General and administrative expenses for 2020

Amortization and depreciation are non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. The $32,164 amount for 2020 consists of amortization, an increase of $11,667 compared to the previous year. This increase was due to amortization of new product development costs associated with the WorkAware acquisition and a full year of amortization of the product development costs associated with the PacePlus acquisition. In 2020, amortization of software development costs associated with the $32,164, which represented five months of amortization.

The Company writes off accounts receivable to bad debts expense when a particular account is deemed unlikely to be collected. Bad debts expense for the year ended December 31, 2020 was $104,692, which was similar to the equivalent 2019 period by $21,199. Both period costs are considered normal expenses for companies in software solutions industry.

Financing expenses are associated with long-term debt, which is classified in the balance sheet as loans payable. Finance expenses decreased to $29,614 for the year ended December 31, 2020, as compared to a 2019 amount of $139,311. Certain finance expenses incurred are added to the principal balance of loans payable. These finance expenses are considered non-cash flow items and are added back to net income when calculating cash provided by or used for operating activities. Of the $29,614 finance expense in 2020, $26,308 is a non-cash flow item. The remaining finance expense of $3,306 is associated with seller notes and acquisition loans payable.

Programming and support fees are a direct cost of revenue and are incurred internally and externally. ZenaTech has a software programming and support agreement with Epazz, Inc. to maintain the Company’s software programs. All funds due from Epazz, Inc. represent advances for programming, support and management fees. The Company believes this is the most cost-efficient way to maintain and keep client products updated to work with the newest operating system versions. In this way, the Company eliminates a common complaint associated with software solution providers, which is the provider’s software is outdated and does not work with the newest operating systems. The Company paid $135,000 to Epazz for programming and support fees during the year ended December 31, 2020, a decrease from $355,745 accrued in fiscal year 2019. The decrease in the amount accrued to Epazz corresponds to ZenaTech’s ability to incur some of the programming and support costs itself after the PacePlus and WorkAware acquisitions.

Programming and support fees were to $689,241 for the year ended December 31, 2020, as compared to $355,745 for the year ended December 31, 2019. This is an increase of $333,496 or 51% compared to the previous year, mostly due to converting the WorkAware software to our platforms.

The Company incurs professional fees mainly for legal, certain technical services and unique programming issues. The legal fees the Company incurred during the years ended December 31, 2020 were fees a company would incur in the normal course of business and are mainly associated with acquisitions, registration and listing purposes. For the year ended December 31, 2020, professional fees were $152,691, up from the 2019 amount of $24,922. We listed the Company on the Canadian Stock Exchange and all these were fees associated with the listing, such as audits, lawyers and registration fees.

Salaries and benefits are costs associated with employees and direct full-time consultants. These costs are mainly associated with sales, customer services, in-house programming and administration. Salaries and benefits costs for the year ended December 31, 2020 were $77,765, as compared with none in 2019. This increase was due to salaries and benefits coming from the WorkAware acquisition.

Stock-based compensation is incurred by the Company for services provided by the Board of Directors and Officers. Stock-based compensation is considered an expense at the time shares are awarded. The 2020 stock–based compensation is for the issuance of 760,000 common shares at a price of $0.24 per share, which totals $182,400. Stock-based compensation is a non-cash flow item and is added back to net income when calculating cash provided by or used for operating activities.

General and administrative and other expenses consist mainly of advertising, rent, other office expenses, banking costs and travel costs. These costs totaled $6,073 for the year ended December 31, 2020, as compared to $2,893 during the year ended December 31, 2019. This is a minimal year-to-year increase of $3,180.

In summary, general and administrative expenses increased by 30% compared to 2019 which is associated with a revenue increase of 75%. General and administrative expenses totaled $1,274,642 for the year ended December 31, 2020 as compared to the year ended December 31, 2019 of $950,801. Included in the expense increase are costs that did not affect cash flow of $214,564. Expense increases that due affect cash flow totaled $1,060,076 and the total increase in general and administrative expenses was $323,841. Costs associated with the WorkAware acquisition, excluding amortizations of product development, totaled approximately $280,000.

Results of Operations (Other income, expenses and foreign currency)

For the year ended December 31,	2022	2021	2020

Loss before other income and expenses	$(36,415)	$(276,692)	$(281,892)

Interest income	$29,474	$54,830	$53,911
Foreign currency exchange gain	$15,453	$–	$10,276
Income tax recovery	$5,764	$5,763	$5,771
Net income (loss) for the year	$14,276	$(216,099)	$(211,934)

Foreign currency translation reserve	$6,626	$2,254	$(47,910)
Comprehensive income (loss) for the year	$20,902	$(213,845)	$(259,844)

2022 Results

ZenaTech incurred a loss before other income and expenses of 36,415 during the year ended December 31, 2022, as compared to a loss of $276,692 during the year ended December 31, 2021. Significant effects on the loss before other income and expenses during 2021 as compared to 2021 include the following:

•Year-to-year revenue increase of $0.7 million due primarily to the PsPortals acquisition.

•Increase amortization expense associated with the product development costs of $223,193.

•Decrease in interest income from The Now Corporation Note to $29,474, since the note was cancelled in June 2022.

•Decreased programming and support fees to $567,119, a decrease by $363,609 from 2021.

•The Company increased the stock–based compensation by $266,400.

The Company realized only half of the interest income on two notes receivable from The Now Corporation (“Now”). All interest income for the years ended December 31, 2021, was realized from these notes. The initial principal from these notes receivable totaled $450,000 United States of America dollar (“USD”) and carried an interest rate of 8%. These notes were retired effective June 30, 2022.

Foreign currency exchange income or expense is considered a component of net income. The amount is calculated based on realized foreign currency gains or losses.  Foreign currency translation reserve adjustment is not considered a component of net income but is a separate component of shareholders’ equity. The amount is calculated based on unrealized foreign currency gains or losses.

Amounts included in income tax recovery are associated with deferred income taxes and timing differences between taxable income and financial income. These timing differences will be fully reversed during 2024.

Net income for the year ended December 31, 2022, was $14,276, as compared to the net loss for the year ended December 31, 2021, of $216,099. Comprehensive income for the year ended December 31, 2022, was $20,902, as compared to the comprehensive loss for the year ended December 31, 2021, of $213,845. The difference between net income or loss and comprehensive income or loss for the periods is unrealized foreign currency gains or losses classified as “Foreign currency translation reserve.”

The Company has low risk associated with the pricing of supplies since its suppliers are local. The suppliers did not experience strikes or work stoppages.

2021 Results

The Company incurred loss before other income and expenses of $276,692 during the year ended December 31, 2021, as compared to a loss of $281,892 during the year ended December 31, 2020. Significant effects on the loss before other income and expenses during 2021 as compared to 2020 include the following:

•Year-to-year revenue increase of nearly $1.3 million due primarily to the TillerStack acquisition and a full year of WorkAware revenue.

•Increase amortization expense associated with the TillerStack product development costs of $101,000.

•Increase in finance expense of $141,400, of which $44,000 is associated with acquisition seller notes and $97,400 is associated with other promissory notes.

•Increased programming and support fees of about $241,500.

•Other increased operating costs associated with TillerStack were $968,000.

•Increased operating costs associated with drone development were $596,000.

•The Company reduced stock–based compensation by $182,400.

The Company realized interest income on two notes receivable from The Now Corporation (“Now”). All interest income for the two years ended December 31, 2021, is realized from these notes. The initial principal from these notes receivable totaled $450,000 United States of America dollar (“USD”) and carried an interest rate of 8%. The notes were retired effective June 30, 2022.

Foreign currency exchange income or expense is considered a component of net income. The amount is calculated based on realized foreign currency gains or losses.  Foreign currency translation reserve adjustment is not considered a component of net income but is a separate component of shareholders’ equity. The amount is calculated based on unrealized foreign currency gains or losses.

Amounts included in income tax recovery are associated with deferred income taxes and timing differences between taxable income and financial income. These timing differences will be fully reversed during 2023.

Net loss for the year ended December 31, 2021 was $216,099, as compared to the net loss for the year ended December 31, 2020 of $211,934. Comprehensive loss for the year ended December 31, 2021 was $213,845, as compared to the comprehensive loss for the year ended December 31, 2020 of $259,844. The difference between net loss and comprehensive loss for the periods is unrealized foreign currency gains or losses classified as “Foreign currency translation reserve.”

The Company has low risk associated with the pricing of supplies since its suppliers are local, and it did not experience strikes or work stoppages.

2020 Results

The Company incurred loss before other income and expenses of $281,892 during the year ended December 31, 2020, as compared to a loss of $313,330 during the previous year. Significant effects on the loss before other income and expenses during 2020 as compared to 2019 include the following:

•Year-to-year revenue increase of nearly $425,000 due primarily to the WorkAware acquisition.

•Increase amortization expense associated with the WorkAware product development costs of $11,667.

•Decrease in finance expenses of $109,700, due to conversion of $172,994 of the PacePlus acquisition note to stock.

•Increased programming and support fees of $333,500.

•Other increased operating costs associated with the WorkAware purchase were $250,000 for down payment and the $50,000 termination costs.

•The Company paid stock-based compensation of $182,400.

The Company realized interest income on two notes receivable from The Now Corporation (“Now”). All interest income for the two years ended December 31, 2020, is realized from these notes. The initial principal from these notes receivable totaled $450,000 United States of America dollar (“USD”) and carries an interest rate of 8%.

Foreign currency exchange income or expense is considered a component of net income. The amount is calculated based on realized foreign currency gains or losses. Foreign currency translation reserve adjustment is not considered a component of net income but is a separate component of shareholders’ equity. The amount is calculated based on unrealized foreign currency gains or losses.

Amounts included in income tax recovery are associated with deferred income taxes and timing differences between taxable income and financial income. These timing differences will be fully reversed during 2021.

Net loss for the year ended December 31, 2020 was $211,934, as compared to the net loss for the year ended December 31, 2019 of $326,015. Comprehensive loss for the year ended December 31, 2020 was $47,910, as compared to the comprehensive loss for the year ended December 31, 2019 of $313,330. The difference between net loss and comprehensive loss for the periods is unrealized foreign currency gains or losses classified as “Foreign currency translation reserve.”

The Company has low risk associated with the pricing of supplies since its suppliers are local, and it did not experience any strikes or work stoppages.

Summary of the Drone Development Costs

For the year ended December 31,	2022	2021	2020
	Capitalized	Expensed	Expensed
Research and development of the drone, USA	$–	$–	$238,000
Programming and support fees	–	182,000	–
Salaries and benefits	–	213,800	–
Office set up in Ireland	25,000	–	–
Setting up manufacturing facility in Dubai, UAE	767,168	–	–
Total costs –drone	$792,168	$395,800	$238,000

During 2022, ZenaTech incurred $792,168 associated with the development of the drone, which were capitalized. During 2021, we had $395,800 expenditures incurred in the development of the drone, which were expensed. During 2020, the Company spent $238,000 for drone development, costs which were expensed.

Summary of Quarterly Results

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Issuer’s financial statements. All dollar amounts are in Canadian dollars.

For each 2022 quarter and total 2022	2022 Q1	2022 Q2	2022 Q3	2022 Q4	Total

Revenue	$776,644	$801,070	$744,372	$703,277	$3,025,363

General and administrative expenses	1,007,386	763,573	623,818	667,001	3,061,778

Net income (loss)	(214,796)	59,270	122,686	47,116	14,276

Basic and diluted loss per common share	$(0.00)	$0.00	$0.00	$0.00	$0.00

Summary of 2022 results

Revenue was about the same each quarter, a median of $750,000 per quarter, while the general and administrative expenses were high in the beginning of the year, then arrived at an average of $650,000 per quarter in the last two quarter periods. The higher expenses in the first quarter corresponded to an increase of programming and support expenses to integrate the PsPortals systems into our own.

Summary of 2021 results

For each 2021 quarter and total 2021	2021 Q1	2021 Q2	2021 Q3	2021 Q4	Total

Revenue	$549,359	$781,158	$766,750	$188,473	$2,285,740

General and administrative expenses	667,519	539,297	656,235	699,381	2,562,432

Net income (loss)	87,140	66,160	125,866	(495,265)	(216,099)

Basic and diluted loss per common share	$0.001	$0.001	$0.001	$(0.005)	$(0.002)

Revenue in the fourth quarter 2021 included an adjustment associated with a client contract. In addition, the Company changed how deferred revenue was accrued for in the fourth quarter of 2021. Both issues had a negative impact on revenue in the quarter.

In the third and fourth quarter of 2021, the Company incurred significant drone development costs. These costs were included in general and administrative expenses during the quarters.

Summary of the 2020 results

For each 2020 quarter and total 2020	2020 Q1	2020 Q2	2020 Q3	2020 Q4	Total

Revenue	$173,996	$179,363	$113,988	$525,402	$992,749

General and administrative expenses	129,744	149,843	212,848	782,207	1,274,642

Net loss	60,787	42,914	(83,961)	(231,674)	(211,934)

Basic and diluted loss per common share	$0.001	$0.000	$(0.001)	$(0.003)	$(0.002)

In the fourth quarter of 2020, the Company granted stock-based compensation in the amount of $182,400. In addition, the Company incurred some programming costs associated with the WorkAware software, which had been acquired in the third quarter of 2020.

Balance Sheet Data (summary data)

As of December 31,	2022	2021	2020

Total current assets	$2,871,708	$3,795,371	$742,049
Total long-term assets	10,672,078	6,237,481	3,582,867

Total assets	$13,543,786	$10,032,852	$4,324,916

Total current liabilities	$1,119,818	$1,667,313	$246,953
Total long-term liabilities	4,852,276	4,723,961	695,503
Total shareholders’ equity	7,571,692	3,641,578	3,382,460

Total liabilities and shareholders’ equity	$13,543,786	$10,032,852	$4,324,916

2022 Results

ZenaTech’s total assets increased by $3.5 million in 2022 as compared to 2021, as result of the PsPortals’ acquisition and the Company’s use funds for drone development. ZenaTech continues to use the lines of credit to fund its development, as cash decreased by almost $1 million, net accounts receivable went down by $121,965 due to one major customer cancelling a contract, offset by the short-term increase in the advance to affiliates for future services by $191,768.

Long-term assets decreased after the cancellation of the NOW Corporation notes by over $739,000, increased by over $2.3 million after the Company's reclassification of the portion of advance to affiliate for future services into short-term and long-term, increase of product development costs of $1.4 million and increase of intangible assets by $1.4 million following the purchase of the patent for drone technology.

Current liabilities are $1,119,818 and they decreased by $547,495 from 2021. Accounts payable decreased and accruals decreased by $94,535, while the deferred revenue decreased by about $30,000 as the Company converts it to revenue. With the purchase of PsPortals, the Company has now two lines of credit totaling $135,296. There was no acquisition cost payable in 2022, since the 2021 amount came from the PsPortals acquisition.

Long-term liabilities stayed about the same compared to 2021, they only went up by about $128,000. Total liabilities decreased from 2021 following the payment of the TillerStack note.

Shareholders’ equity increased by over 13,310,000 shares or $485,507 in 2022 as compared to December 31, 2021. The Company issued common shares in January 2022, with total proceeds of nearly $2,546,000. Of these, $720,000 were issued to Shaun Passley, PhD for Drone Technology and $720,000 to Epazz, Inc. for the same, $266,400 for Board of Directors for services and $840,000 to Ameritek Ventures, Inc. for permanent licensing of the Robotic Arm Technology. In February 2022, the Company converted some of the lines of credit and issued $2,160,000 to GG Mars Capital, Inc, Star Financial Corporation and Cloud Builder, Inc, collectively. On June 30 2022 the Company cancelled The NOW Corporation notes, eliminating over 3,500,000 shares of common stock and that reduced the receivable by $797,188.

On December 15, 2022 the Company entered into a loan agreement for $500,000, which carries 25,000 warrants at $2.00 upon conversion of subscription receipts issued after the Company’s listing on a recognized stock exchange. Each warrant is exercisable into one common share at a discounted price which must be equal or greater than $0.75.

2021 Results

Total current assets increased by $3,053,322 from 2020. Cash went up by $1,102,885 as the Company was preparing to purchase PsPortals, Inc. Accounts receivable went up by about $45,000 a normal course of business, advanced from affiliate for future services by $2,073,965. Other current assets went up by $46,688.

Long-term assets increased by $2.65 million as of December 31, 2021, when compared to 2020. Product development costs increased by $1.58 million due to the acquisitions of TillerStack, which increased product development costs by $1,584,516 and PsPortals, which increased product development costs by $1,048,782. Other changes in long-term assets include amortization of product development costs of nearly $132,683, an increase in notes receivable of $118,080 and an increase in net fixed assets of $52,013. Amortization of product development costs is a reduction in the long-term asset balance.

Total current liabilities increased by $1.42 million as of December 31, 2021, when compared to previous year. Accounts payable and accrued liabilities increase by about $218,000. This increase is considered normal although most of the increase is from the TillerStack activity. Deferred revenue increased by $644,000, which included about $471,000 increase from the PsPortals acquisition. A large portion of PsPortals’ invoicing is billed annually in mid-year. The revenue is earned monthly and is classified as a current liability labeled “deferred revenue” until earned. Acquisition cost payable of about $558,000 on December 31, 2021 was for the PsPortals acquisition, which the Company used in January 2022.

Long-term liabilities increased by more than $4 million as of December 31, 2021, when compared to 2020. Long-term liabilities are primarily composed of loans payable, which can be classified into two categories, loans supporting the core business and acquisition notes payable to previous owners. Loans supporting the core business are occasionally converted to common stock. Acquisition notes payable to previous owners are generally annuities payable with equal monthly payments over a period of two to three years. Of the increase in long-term debt from December 31, 2020 to December 31, 2021, $682,000 is associated with acquisition notes and $3,479,000 is associated with loans supporting the core business.

Shareholders’ equity increased by $259,100 in 2021, as compared to the previous year. The Company issued common shares in January 2021, with total proceeds of nearly $473,000. This issuance helped to support the acquisition of TillerStack. The other major effect on shareholders’ equity during 2021 was the net loss of $216,099 during the year ended December 31, 2021.

2020 Results

Total current assets increased by $351,929 as of December 31, 2020, as compared to December 31, 2019. ZenaTech saw an increase in cash of $92,076 and had funds on deposit of $216,125 in expectation of a purchase. The Company increased amounts advanced from affiliate for future services by $234,267 for the same period, as small increase.

Total long-term assets increased by $385,170 as of December 31, 2020, when compared to 2019. The primary cause of the increase in long-term assets was due to the acquisition of WorkAware, which increased the product development costs by $444,225. Other changes in long-term assets include amortization of product development costs of nearly $10,522, an increase in notes receivable by $17,334 and an increase in net fixed assets of $3,128. Amortization of product development costs is a reduction in the long-term asset balance.

Total current liabilities decreased by $166,861 as of December 31, 2020, when compared to the previous year. Accounts payable and accrued liabilities were about the same at about $33,000. Deferred revenue decreased by $167,256 as the Company converted it to revenue.

Total long-term liabilities increased by $423,345 as of December 31, 2020, when compared to 2019. Long-term liabilities are primarily composed of loans payable, which can be classified into two categories, loans supporting the core business and acquisition notes payable to previous owners. Loans supporting the core business are occasionally converted to common stock. Acquisition notes payable to previous owners are generally annuities payable with equal monthly payments over a period of two to three years. Of the increase in long-term debt from December 31, 2019 to December 31, 2020, $250,688 is associated with acquisition notes and $429,116 is associated with loans supporting the core business.

Shareholders’ equity increased by $480,615 in 2020, as compared to the previous year. On September 20, 2020 ZenaTech issued 132,333 common shares and 132,333 warrants upon conversion of subscription receipts issued on September 19, 2019. Each warrant is exercisable into one common share at a price of $0.35 per share for a period of 2 years from the date the shares are listed on a recognized stock exchange. On October 14, 2020 the Company issued $760,000 shares of common stock at $0.24 per share to the Board of Directors for services for $182,400. On October 25, 2020 ZenaTech issued 2,242,536 to Epazz for conversion of debt and interest. The other major effect on shareholders’ equity during 2020 was the net loss of $259,844 during the year ended December 31, 2020 and the effect of foreign currency exchange loss of $35,225. Total current assets increased by $351,929 as of December 31, 2020, as compared to December 31, 2019. ZenaTech saw an increase in cash of $92,076 and had funds on deposit of $216,125 in expectation of a purchase. The Company increased amounts advanced from affiliate for future services by $234,267 for the same period, as small increase.

Total long-term assets increased by $385,170 as of December 31, 2020, when compared to 2019. The primary cause of the increase in long-term assets was due to the acquisition of WorkAware, which increased the product development costs by $444,225. Other changes in long-term assets include amortization of product development costs of nearly $10,522, an increase in notes receivable by $17,334 and an increase in net fixed assets of $3,128. Amortization of product development costs is a reduction in the long-term asset balance.

Total current liabilities decreased by $166,861 as of December 31, 2020, when compared to the previous year. Accounts payable and accrued liabilities were about the same at about $33,000. Deferred revenue decreased by $167,256 as the Company converted it to revenue.

Total long-term liabilities increased by $423,345 as of December 31, 2020, when compared to 2019. Long-term liabilities are primarily composed of loans payable, which can be classified into two categories, loans supporting the core business and acquisition notes payable to previous owners. Loans supporting the core business are occasionally converted to common stock. Acquisition notes payable to previous owners are generally annuities payable with equal monthly payments over a period of two to three years. Of the increase in long-term debt from December 31, 2019 to December 31, 2020, $250,688 is associated with acquisition notes and $429,116 is associated with loans supporting the core business.

Shareholders’ equity increased by $480,615 in 2020, as compared to the previous year. On September 20, 2020 ZenaTech issued 132,333 common shares and 132,333 warrants upon conversion of subscription receipts issued on September 19, 2019. Each warrant is exercisable into one common share at a price of $0.35 per share for a period of 2 years from the date the shares are listed on a recognized stock exchange. On October 14, 2020 the Company issued $760,000 shares of common stock at $0.24 per share to the Board of Directors for services for $182,400. On October 25, 2020 ZenaTech issued 2,242,536 to Epazz for conversion of debt and interest. The other major effect on shareholders’ equity during 2020 was the net loss of $259,844 during the year ended December 31, 2020 and the effect of foreign currency exchange loss of $35,225.

Liquidity and capital resources

Liquidity risk is the risk that the Issuer will not be able to meet its obligations as they become due. The Issuer manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Liquidity risks can be challenging for all companies, especially those companies how’s product lines are in the product development, market introduction or product growth cycle. In 2023, the Company’s drone product has completed the product development stage. Drone technology has a need for capital resources associated with marketing, drone distribution and production line setup. The Company manages these liquidity risks and capital resources needs in several ways. But the Company has two sides. First of which, it is a successful technology driven software company with positive margins in a business with established clients, including some in the government sector. The software and solutions side of the business provides needed cash flow for the drone technology side of the business.

Starting late in 2019, the Company has incurred costs for drone development. Most development has been completed in-house with new and existing personnel. The Company has engaged certain outside experts for specific needs when required. The Company believes this process has kept the drone development costs below what other companies may have incurred. None-the-less, the Company will continue to face challenges with drone marketing and deployment. The greater amount of capital the Company can secure in the future will have a positive impact on the growth of drone sales.

As of December 31, 2022, the Company did not have any commitments for capital expenditures. In 2023, ZenaTech is considering spending $600,000 on the drone business, as detailed in the Registration statement Use of Funds table.

The Company’s has adequate short-term capital associated with software subscriptions, programming, maintenance, and support. The Company has a receivable from Epazz, Inc. of $2,3 million as of December 31, 2021. This receivable increased from $234,000 as of December 31, 2020. This receivable will provide funding for programming and support fees in 2022 and 2023, which are associated with software services.

Following is a chart calculating working capital as of December 31, 2021, with a comparison to working capital as of December 31, 2020.

Net Working Capital Calculation

As of December 31,	2022	2021	2020

Total current assets	$2,871,708	$3,795,371	$742,049
Total current liabilities	1,119,818	1,667,313	246,953

Net working capital	$1,751,890	$2,128,058	$495,096

2022 Results

The Company’s net working capital went down for 2022 by $376,168 from $2,128,058 in 2021. Total current assets went down to $2,871,708 a 923,663 decrease from 2021. Cash decreased by $996,578 as the Company paid for the PsPortals in 2022 and finalized the TillerStack note payments. Accounts receivable went down by $121,116, in part due to one customer not renewing its contract and due to TillerStack not having any new customers. Short-term advance to affiliate for future services went up by $191,768 as Epazz supports the increasing cost of product development services for ZenaTech. Other current assets went up slightly. Total current assets decreased by $923,663.

Total current liabilities went down to $1,119,818, a $547,495 decrease from 2021. To Accounts payable decreased by $94,535 from 2021 due to normal payables activities and the lines of credit increased by $135,296 after the PsPortals acquisition. Deferred revenues saw only a modest decrease of about $30,000. The acquisition cost payable was $Nil in 2022, as compared to $558,414 in 2021 representing the amount reserved for the PsPortals purchase.

2021 Results

Net working capital for 2021 increased by $1,632,962 to $2,128,058. Total current assets went up to $3,795,371, a $3,053,322 increase from 2020. ZenaTech’s cash increased by $1,102,885 mostly in expectation of costs required for the purchase of PsPortals and continuing payments for TillerStack. The Company borrowed money from the long-term notes to fund this increase. The Company used $625,000 USD for the TillerStack acquisition and reduced its Funds on deposit by $216,125 to pay for PsPortals. Accounts receivable stayed about the same and only saw an increase of $45,909. Advance to affiliate for future services went up by $2,073,965, as compared to the previous year, as Epazz continued to support the product development services for ZenaTech.

Total current liabilities increased by $1,420,360 from 2021. Accounts payable increased by $218,035 from 2020, due to the TillerStack acquisition. Deferred revenue went up by $643,911, a significant increase as the company continues to grow its customer base and the unearned revenue went up. Acquisition cost payable account went up by $558,414 in expectation of the PsPortals purchase.

2020 Results

The Company had positive net working capital in 2020 of $495,096, for the first time since inception. Total current assets went up by $351,929. Cash and funds on deposit went up by about $308,000 in anticipation of the TillerStack acquisition. Accounts receivable were about the same from the previous year, at about $196,000, and Advance to affiliate for future services went up by about $40,000.

Total current liabilities went down by $166,861 from 2019. Accounts payable were about the same at $33,500 and deferred revenue went down by $167,256 from 2019 since it converted to revenue.

Long-Term Debt

As of December 31,	2022	2021	2020

GG Mars Capital, Inc.	$1,415,431	$1,762,465	$367,915
Star Financial Corporation	968,726	1,457,688	185,659
Cloud Builder, Inc.	1,367,829	812,263	–
TillerStack, GmbH. (seller note)	–	60,846	–
PsPortals, Inc. (seller note)	418,567	568,755	–
WorkAware, Inc. (seller note)	–	52,008	126,230
Propal Investments, LLC	667,550
Total Loans Payable	$4,848,104	$4,714,025	$679,804

The Company has borrowed funds from GG Mars Capital, Inc., Star Financial Corporation, and Cloud Builder, Inc. in the past to meet strategic objectives for software services expansion, acquisitions, and drone technology development. GG Mars Capital and Star Financial Corporation are related parties to the Company. Certain borrowings from GG Mars Capital, Star Financial Corporation and Cloud Builder have been converted into common stock of the Company in the past and are likely to occur in the future. Such conversions have occurred in the past at market value.

2022 Results

The Company continues to borrow to fund its operation’s growth in 2022. The long-term debt increased only by about $134,000 compared to 2021. All the convertible lines of credit were converted to $2,700,000 this year. The Company also used funds to pay down the notes payable to PsPortals and the remainder of the WorkAware and TillerStack notes. The Company entered into a long-term note agreement with Propal Investments for $667,550 on December 15, 2022.

2021 Results

The Company borrowed $3,330,236 from GG Mars Capital and Star Financial Corporation during the year.

2020 Results

The Company borrowed $553,574 from GG Mars Capital and Star Financial Corporation and has a new acquisition note for WorkAware, as detailed in the financial statements for the year ended December 31, 2021.

Below are the notes with a detailed description of their activity during the past three years.

On August 1, 2019, the Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a $100,000 USD convertible revolving line of credit. The Company issued GG Mars Capital a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, GG Mars Capital converted $800,000 USD of the revolving line of credit debt into the Company’s common stock.

As of December 31, 2022, out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $1,044,522 USD or $1,415,431, while the Company had accrued interest expense of $81,372. GG Mars Capital had an unrealized currency loss of $(92,559). On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2021, out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn on the note was $1,394,466 USD or $1,743,235, while the Company had accrued interest expense of $23,659. GG Mars Capital had an unrealized currency gain of $4,786. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2020, the total amount available to borrow was $500,000 USD or $617,500, the amount drawn $297,907 or $367,915 the Company had accrued interest expense of $3,758. GG Mars Capital had an unrealized currency gain of $20,348. On December 31, 2021, the currency exchange rate was $1 USD to $1.2350 CAD, as listed on www.poundstertinglive.com.

On August 1, 2019, the Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a $100,000 USD convertible revolving line of credit. The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum. The principal amount of this loan shall be due and payable on July 31, 2022. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, Star Financial Corporation converted $720,000 USD of the revolving line of credit debt into the Company’s common stock.

As of December 31, 2022, out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $714,874 USD or $968,726, while the Company had accrued interest expense of $57,160. Star Financial Corporation had an unrealized currency loss of $(63,340). On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2021, out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn was $1,153,325 USD or $1,457,688, while the Company had accrued interest expense of $19,173. Star Financial Corporation had an unrealized currency gain of $4,782. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2020, out of the total amount available to borrow of $500,000 USD or $617,500, the amount drawn was $ 150,331 USD or $185,659, while the Company had accrued interest expense of $19,173. Star Financial Corporation had an unrealized currency gain of $4,782. On December 31, 2020, the currency exchange rate was $1 USD to $1.2350 CAD, as listed on https://www.poundsterlinglive.com.

On August 1, 2019, the Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”), a related party, for a convertible revolving line of credit of $100,000 USD. Cloud Builder is controlled by the Company’s Chief Financial Officer. The Company issued Cloud Builder a promissory note for USD$100,000 and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable on the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Cloud Builder, Inc. has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. On August 1, 2020, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On October 18, 2021, ZenaTech started to use this line of credit. On February 1, 2022, Cloud Builder converted $640,000 USD of the revolving line of credit debt into the Company’s common stock.

As of December 31, 2022, out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $1,009,374 USD or $1,367,829, while the Company had accrued interest expense of $42,233. Cloud Builder had an unrealized currency loss of $(41,401). On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2021, out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn was $642,664 USD or $814,707. Cloud Builder had an unrealized currency gain of $2,444. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

The loans payable listed above that are designated seller note arose from software service company acquisitions. These three loans are annuities with various maturity dates. The final payment of the TillerStack note was made in February 2022 and the WorkAware note final payment was made in August 2022. The PsPortals note was initiated on December 31, 2021 and had twenty-four equal monthly interest and principal payments. The TillerStack note had an effective rate of twelve percent, while the WorkAware and the PsPortals notes had an effective rate of six percent. In general, the Company will make acquisitions structured at fifty percent of the cost is paid at the time of closing and the remainder is structured as a seller’s note.

The Company’s monthly cash flow required to grow the drone operations is about $31,000, or $372,000 per year. ZenaTech generated cash flow of $34,595 per month, during the fourth quarter of 2022. This is calculated based on the net income less depreciation and amortization, and income tax expenses.

Certain expenses of TillerStack and PsPortals that incurred at the beginning of the year 2022 were reduced, such as the number of employees and contractors, after integrating their operations into our business operations. Therefore, the Company’s need of funds will be reduced in the future.

The Company has options in managing strategic growth associated with its drone technology. The Company will seek capital market partners to ensure a faster growth cycle as we are launching our drone technology product. However, if the Company is unsuccessful in obtaining capital market partners, the Company will likely continue its success, but at a slower pace. This view is based on customer surveys, direct customer feedback, world-wide interest in our drone, and our drone design and specifications compared with our competitors drone specifications.

Contractual Obligations

The following table presents contractual obligations including payments due for each of the next five years and thereafter.

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Other Obligations	$4,848,104	$354,008	$4,420,870	$17,217	$–
Total Contractual Obligations	$4,848,104	$354,008	$4,420,870	$17,217	$–

These contractual obligations are related to the GG Mars Capital, Star Financial Corporation and the Cloud Builder, Inc. notes listed in the financial statements notes and discussed above.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Related Party Transactions

We organized the related party transactions by total as of December 31, 2022 in the table below according with IAS 24, paragraph 18. Readers should refer to the footnotes following the table for a detailed description of all related party transactions.

Para 18	Related Party	Nature of the relationship	Information of the transaction	Total shares of common stock owned as of December 31, 2022	Total amount of transactions in US dollars as of December 31, 2022	Total outstanding balance as of 2022 in USD
1	Shaun Passley, PhD	CEO, Chairman of the BOD, controlling common stock ownership with Epazz	Stock ownership[1]	29,018,756	–	–
2	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Stock ownership[2]	29,803,808	–	–
3	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Service Revenue		$(270,000)	$(270,000)
4	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Programming costs[3]		72,700	72,700
5	Epazz Research and Development Inc.	Subsidiary of Epazz, Inc., which has controlling common stock ownership together with Shaun Passley, PhD	Programming, support, marketing, salary and wages, and professional services[3]		109,850	109,850
6	Epazz Limited	Epazz, Inc. subsidiary	Office expenses[3] in Ireland		57,861	57,861
7	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Note payable, currently not used		400,000	–
8	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Revolving line of credit (includes stock conversion)		(349,943)	1,044,522
9	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership	9,819,130
10	Vivienne Passley	Shaun Passley family member	Stock ownership	1,000
11	Fay Passley	Shaun Passley family member	Stock ownership	1,000
12	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Revolving line of credit (stock conversion)		$(438,450)	$714,874
13	Star Financial Corporation	Star Financial Corporation President. Shaun Passley's family member.	Stock ownership	9,900,691
14	James A. Sherman	Chief Financial Officer	Stock ownership	2,170,000
15	Craig Passley	Board member, Shaun Passley's family member	Stock ownership	560,001
16	Paul Piekos	Board member	Stock ownership	224,000
17	Thomas Burns	Board member	Stock ownership	224,000
18	Ameritek Ventures, Inc.	Shaun Passley, has ownership of Ameritek Ventures’ voting stock	Stock ownership[4]	3,500,000

1 – Includes stock issued in 2022 for Drone Technology, see ‘Other stock issuances’ below.

2 – Includes stock issued in 2022 for Drone Technology, see ‘Other stock issuances’ below.

3 – For itemized description by category, see ‘Other payments to affiliates’ below.

4 – Includes stock issued in 2022 for permanent licensing of the Robotic Arm Technology, see ‘Other stock issuances’ below.

There are no commitments, doubtful accounts and provision related to any of the outstanding balances due from related parties listed above.

Stock ownership following company spin-off

On November 18, 2018, the Company was restructured as a way of stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. have common ownership of 58.2% of the Company’s common stock, as a result of the spin-off and subsequent common shares distributions.

Management services agreement

On November 18, 2018, in connection with the spin off, ZenaPay, entered into a management services agreement with Epazz pursuant to which Epazz agreed to provide certain management services to ZenaPay, including for labor, office space, hosting, travel, banking and business development, and ZenaPay agreed to pay Epazz a 45 percent markup on all expenses incurred in providing the services to ZenaPay. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement, ZenaPay agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services under the agreement to ZenaPay, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support and management fees. The Company will realize this asset through services rendered by Epazz during 2023 and 2024.

Under this programming and support agreement the Company pays Epazz, for certain management, programming, support, and various office operating costs. These costs are recorded as programming and support fees on the statement of net loss. The Company received $270,000 USD from Epazz, Inc. for network support and conversion fees for 2022. ZenaTech paid $60,000 USD to Epazz for programming and support fees for the year ended December 31, 2021.

Directors’ stock compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

During January 2022, the Company issued 1,110,000 common shares of the Company to its officers and board of directors at a price of $0.24 per share, representing compensation for their roles as officers and directors for the year ended December 31, 2021. No other compensation was provided to key management personnel for the year ended December 31, 2022.

Advance to affiliate for future services

As an operation process, ZenaTech advances funds to Epazz, Inc. These funds are related to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. Epazz is paying for product development costs, professional fees, wages and benefits, and other general and administrative costs. Funds are settled on a daily or weekly basis. The Company has the right to enforce repayment of these funds from Epazz.

The total advances to Epazz for future services as of December 31, 2022, was $4,836,623. Of this amount, $2,500,000 is included in current assets, and $2,336,623 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company.

The total advances to Epazz for future services as of December 31, 2021, was $2,308,232. Of this amount, $2,308,232 is included in the current assets, and $Nil is included in the long-term assets.

Other payments to affiliates

The Company made the following payments during the fiscal year 2022 for drone-related costs to Epazz, Inc. or its subsidiaries, Epazz Research and Development, Inc. and Epazz Limited.

a.The Company paid $72,700 USD to Epazz, Inc. for programming costs for the drone.

b.ZenaTech paid $109,850 USD to Epazz Research and Development Inc. for programming and drone development.

c.The Company paid $57,861 USD to Epazz Limited for subcontractor salaries and office expenses.

Stock conversions

On February 1, 2022, Cloud Builder, Inc. and the Company agreed to convert $640,000 USD of the revolving line of credit dated August 1, 2019, into 800,000 shares of common stock at $0.80 per share.

On February 1, 2022, GG Mars Capital, Inc. and the Company agreed to convert $800,000 USD of the revolving line of credit dated August 1, 2019, into 1,000,000 shares of common stock at $0.80 per share.

On February 1, 2022, Star Financial and the Company agreed to convert $720,000 USD of the revolving line of credit dated August 1, 2019, into 900,000 shares of common stock at $0.80 per share.

Debt financing

From time-to-time we have received and repaid loans from our CEO and his immediate family members to fund operations. These related party debts are fully disclosed in Note 9 and below. The Company has a back-up, lines of credit from related parties totaling $4,900,000 to cover the repayment of the current portion of long-term debt, should the Company need it.

Epazz, Inc. revolving line of credit

On June 1, 2018, the Company and Epazz, Inc., a related party, entered into a line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods. On October 25, 2020, Epazz and the Company agreed to convert $270,805 USD of this line of credit to 1,128,353 common shares at a price of $0.24 per share.

As of December 31, 2022, the total amount available to borrow was $400,000 USD or $542,040. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

GG Mars Capital, Inc. revolving line of credit

On August 1, 2019, the Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a $100,000 USD revolving line of credit. The Company issued GG Mars Capital a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, GG Mars Capital converted $800,000 USD of the revolving line of credit debt into the Company’s common stock.

As of December 31, 2022, out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $1,044,522 USD or $1,415,431, while the Company had accrued interest expense of $81,372. GG Mars Capital had an unrealized currency loss of $(92,559). On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2021, out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn on the note was $1,394,466 USD or $1,743,235, while the Company had accrued interest expense of $23,659. GG Mars Capital had an unrealized currency gain of $4,786. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

Star Financial Corporation revolving line of credit

On August 1, 2019, the Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a $100,000 USD revolving line of credit. The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum. The principal amount of this loan shall be due and payable on July 31, 2022. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024.

On February 1, 2022, Star Financial Corporation converted $720,000 USD of the revolving line of credit debt into the Company’s common stock.

As of December 31, 2022, out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $714,874 USD or $968,726, while the Company had accrued interest expense of $57,160. Star Financial Corporation had an unrealized currency gain of $63,340. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2021, out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn was $1,153,325 USD or $1,457,688, while the Company had accrued interest expense of $19,173. Star Financial Corporation had an unrealized currency gain of $4,782. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

Propal Investments LLC loan

On December 15, 2022, the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC. Interest of 14% is paid monthly and the principal amount of the loan is due December 14, 2025. This loan carries 250,000 warrants, each exercisable into one Unit of $25,000 USD of debenture. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director.

As of December 31, 2022, the Company incurred an unrealized currency exchange gain of $4,676 related to this loan.

Other stock issuances

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Shaun Passley, PhD. for Drone Technology at a price of $0.24 per share.

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Epazz, Inc. for Drone Technology at a price of $0.24 per share.

On January 6, 2022, the Company issued 3,500,000 common shares of the Company to Ameritek Ventures, Inc., a related company, for the Permanent Licensing of the Robotic Arm Technology at a price of $0.24 per share. Shaun Passley and Epazz, Inc. own one hundred percent of the Ameritek Ventures, Inc. control voting shares. Shaun Passley owns all of Epazz, Inc.’s voting stock, and together they own the Company’s voting stock.

Fourth Quarter Transactions and Events

Many of the Company’s significant fourth-quarter transactions and events are discussed in the summary of quarterly results section.

Effective December 15, 2022, the Company secured a $500,000 USD loan for three years loan from an investor, which pays interest monthly at an effective annual rate of fourteen percent (14%). This loan also carries 250,000 warrants, each exercisable into one common share at a price of $2.00 USD per share with an expiration date of three years after the Company’s listing on the Canadian Securities Exchange. These warrants are outstanding for the term of the loan and do not cause dilution to the warrants per share as they are not in jeopardy of being exercised.

Neither the Company’s Board of Directors nor the Company’s senior management have knowledge of or have proposed other significant transactions as of the date of this Management Discussion and Analysis.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the fiscal year. The Issuer makes estimates for, among other items, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and warrants, valuation allowance for deferred tax assets, allowances for doubtful accounts, and potential income tax assessments and other contingencies. The Issuer bases its estimates on historical experience, current conditions, and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

Changes in Accounting Policies

There were no changes in accounting policies during the two years ended December 31, 2021, and 2020. There were no changes in accounting policies up through the dating of this Management Discussion and Analysis.

Management anticipates all the pronouncements will be adopted in the Issuer’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Issuer’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Issuer’s financial statements.

Financial Instruments

The Company’s consolidated financial instruments include amounts receivable, accounts payable, a note receivable and loans payable. The carrying value of amounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

•Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3: Inputs that are not based on observable market data.

Risk exposure and management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations resulting in financial loss to the Company. Management believes the risk of loss to be minimal.

ZenaTech has a software programming and support agreement with Epazz, Inc. to maintain the Company’s software programs. All funds due from Epazz, Inc. represent advances for programming, support and management fees. The Company will realize this asset through services rendered by Epazz in 2023 and 2024. The Company believes this is the most cost-efficient way to maintain and keep client products updated to work with the newest operating system versions.

Because the Company is refunding funds to ZenaTech, there would be no traditional credit risk associated with this amount.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. As of December 31, 2022, the Company had working capital of $4,088,513.  All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.  The Company is not exposed to any significant liquidity risk.

Interest rate risk

Interest risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk. The Company’s amounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. ZenaTech’s functional currency is the Canadian dollar. The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in U.S. dollars and TillerStack operates in euros. To help mitigate currency exchange risks, ZenaTech has local suppliers for their products. To alleviate the exchange risks of their financial obligations, the Company has financial receivables in the United States of America, a stable economy and market. The Company does not enter into derivative financial instruments to mitigate foreign exchange risk contracts.

Other MD&A Disclosures

Contingencies

The Issuer is not aware of any contingencies or pending legal proceedings as of the date of this report.

Additional share information

As at the date of this report, the Issuer had 101,059,094 Common Stock outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Issuer. It should be read in conjunction with all other disclosure documents provided by the Issuer, which can be accessed at www.sedar.com. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Item 6. Directors, Senior Management and Employees

Directors and senior management

Director and Management Background

The following are descriptions of the background of the directors and executive officers of the Company, including a description of each individual’s principal occupation(s) within the past five years. Dr. Passley is a full-time employee of the Company and Mr. Sherman is a full-time contractor with the Company. Both Dr. Passley and Mr. Sherman have entered into agreements with the Company containing non-competition and non-disclosure provisions.

Shaun Passley, PhD (Age 45)

Shaun Passley, PhD is the President, Chief Executive Officer, and Chair of the Board of Directors of the Company. He has over twenty years of experience in the software industry and over ten years of experience running public companies. Dr. Passley has been the president, chief executive officer, chief financial officer, and chair of the board of directors since the company’s inception in August 2017. He has also been a director and the CEO of Epazz,  since 2000. Dr. Passley obtained his bachelor’s degree from DePaul University in finance in 2000, his master’s degree from DePaul University in information technology in 2006, his MBA from Benedictine University in 2007, his master’s degree from Northwestern University in product development in 2011, his PhD in Business from Benedictine University in 2014, and Master of Law in intellectual property from Northwestern University in 2016. Dr. Passley has public company experience as the CEO for Epazz and Ameritek Ventures, Inc. which trade on the OTC Markets.

James A. Sherman, CPA (Age 57)

James A. Sherman is the Chief Financial Officer, Corporate Secretary, and a director of the Company since August 2017, and President of Advocate CPA, Inc. since 2005. He has been a CPA for more than thirty years. He graduated with honours from Northern Illinois University. Mr. Sherman began his accounting career at Centel Corporation, a Fortune 500 telecommunications organization. After eight years there in positions of increasing responsibility, he left for a $3.5 billion division of Sprint Corporation, first as assistant treasurer and then acting treasurer, becoming a leading contributor to a $50 million cost savings project. Mr. Sherman spent six years at Mitsubishi Corporation, a $300 billion public conglomerate, as chief financial officer of a $250 million division, before taking the entrepreneurial leap of founding Advocate. His vision is to bring mid-sized and emerging businesses the same strategic insight, financial methods, and economies of scale from shared resources that characterize big business in America. Mr. Sherman has public company experience with Mitsubishi and Sprint, as well as Epazz and Ameritek Ventures, Inc., which trade on the OTC Markets. Also, Mr. Sherman has over 5 years Canadian public accounting experience working with Canadian auditor and preparing financial statements in IFRS for ZenaTech, Inc.

Craig Passley (Age 51)

Craig Passley has been a director of the Company since 2018. He has served as the company secretary of Epazz for over ten years, where he gained his experience managing a public company. Since November 2000, Mr. Passley has worked for Kimball Hill Homes, a nationwide homebuilder as a senior project manager. Mr. Passley obtained his bachelor’s degree in engineering from Bradley University in 1997 and his master’s degree in project management from the Keller Graduate School of Management in 2000. Mr. Passley also received his MBA from Lake Forest School of Management in 2008. Mr. Passley was the corporate secretary for Epazz between 2005 and 2016, as well as the corporate secretary for FlexFridge. Mr. Passley has public company reporting experience with Epazz Shaun Passley, PhD and Craig Passley are brothers.

Paul J. Piekos (Age 64)

Paul J. Piekos has been a director of the Company since 2018. He is the owner of Piekos Appraisals, a small consulting firm based in suburban Chicago. Specializing in the appraisal of residential real estate, Paul was one of the first certified residential appraisers in the state of Illinois, a member of the Worldwide Employee Relocation Council and an SRA member of the Appraisal Institute with over 30 years appraisal experience. Piekos Appraisals serves the mortgage and relocation industry as well as government entities which includes Fannie Mae, Freddie Mac, HUD, FHA and VA.

Thomas W. Burns (Age 59)

Thomas W. Burns has been a director of the Company since 2018. He is a proven finance and accounting executive with progressive and extensive experience in fast-paced, high-growth companies. Since 2016, Mr. Burns served in the controllership function for Consilio, a privately owned international E-Discovery and managed review software service provider worldwide. Prior to Consilio and since 2009, Mr. Burns served as controller–corporate vice president for Huron Consulting Group, a NASDAQ listed consulting company providing consulting services to healthcare, higher education, life sciences and commercial industries. Previously he had served as Huron’s director of revenue since joining Huron in 2005. Prior to joining Huron, Mr. Burns had served as director of finance for American Tower Corporation, a leading provider of wireless and broadcast towers, and as director of financial planning publicly traded on New York Stock Exchange and analysis for 360° Communications Company, a wireless communications company. Mr. Burns received a BS in accounting from the University of Illinois and is a certified public accountant (Illinois).

Neville Brown (Age 79)

Neville Brown has been a director of the Company since 2023. Mr. Brown began his professional career with the Jamaica Defense Department for six years specialized in communications, where he was honorably discharged in 1968. Mr. Brown migrated to the United States of American began his career in reprographics. For over 39 years, Mr. Brown worked for the American Medical Associated whose mission is “to promote the art and science of medicine and the betterment of public health.” Mr. Brown supervised the Printing & Bindery Division which provided publication materials both internally and externally throughout the AMA’s campus of 1,700 employees. He oversaw the real time printing for over 500 delegates at Annual & Interim National Conventions. Mr. Brown retired from the AMA in 2008.

Yvonne Rattray (Age 73)

Yvonne Rattray has been a director of the Company since 2023. She has worked for Allstate for over 30 years beginning agency support then through the ranks from training, customer satisfaction to underwriting. Allstate Corporation is New York Stock Exchange listed, a Fortune 500 list of the largest United States corporations by total revenue providing insurance to both individuals and businesses. Prior to Allstate, Mrs. Rattray was a programmer and data analyst at Hoffman LaRoche. F. Hoffmann-La Roche AG, commonly known as Roche, is a Swiss Exchange listed multinational pharmaceuticals and healthcare company. Mrs. Rattray has experience reviewing public companies’ financial statements. Mrs. Rattray received a BA in business from DePaul University. Mrs. Rattray retired from Allstate in 2013.

Term of Office of Directors and Officers

The directors of the Company are elected at each annual general meeting of the shareholders of the Company. The term of office of each of the executive officers of the Company expires at the discretion of the Board of Directors.

Aggregate Ownership of Common Shares

As at the date of this Registration statement, the directors and officers of the Company as a group beneficially own, directly or indirectly, an aggregate of 65,500,565 Common Shares, representing 64.8% of the issued and outstanding Common Shares on a non-diluted basis, and an aggregate of 65,500,565 Common Shares representing 64.6% of the issued and outstanding Common Shares on a fully diluted basis.

Conflicts of Interest

Dr. Passley is a director and CEO of the Company and a director and CEO of Epazz, as well as a majority shareholder of both the Company and Epazz. As a result, there may be a potential conflict of interest between his duties as a director and officer of the Company and a director and officer of Epazz, of which the Company’s Board is aware.

The Company licenses certain patents from Epazz and the Company has entered into a management services agreement with Epazz pursuant to which the Company receives the benefits of a software development team, office space, project management and hosting services from Epazz. The Company’s Board approved the management services agreement with Epazz and the terms of the patent licenses from Epazz, and Dr. Passley is required to abstain on voting as a director with respect to matters involving Epazz.

Other than as described above, to the best knowledge of the Company, there are no known, existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director, officer or promoter of the

Company, except that certain of the directors, officers and promoters of the Company serve as directors, officers and promoters of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of the Company and their duties as a director, officer and promoter of such other companies.

The directors, officers and promoters of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law and they will govern themselves in respect thereof to the best of their ability in accordance with the obligation imposed upon them by law.

Other Directorships

The following directors of the Company also serve as directors of other publicly listed companies:

Name of Director	Name of Other Reporting Issuer	Exchange or Market
Shaun Passley, PhD.	Epazz, Inc.	OTC Markets
Shaun Passley, PhD.	Ameritek Ventures, Inc.	OTC Markets

Compensation

Overview of Compensation Program

This Compensation Discussion and Analysis describes the material elements of compensation awarded to, earned by or paid to each of our directors and executive officers named in the Summary Compensation Table below who served during the last two financial years. This compensation discussion contemplates the size and stage of development of the Company to date.

As at the date of this Registration statement, the named executive officers of the Company are Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Dr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the next fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

Our Named Executive Officers' performance is reviewed and may be adjusted in light of the Company's objectives from time to time and such officers' compensation is also compared to that of executive officers of companies of similar size and stage of development in the technology industry. The Company recently establish a compensation committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines.

Summary Compensation Table

The following table sets forth the compensation paid to the Named Executive Officers and directors of the Company in the years ended December 31, 2022 and 2021, respectively:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
Shaun Passley, PhD President, Chief Executive Officer, and Chair of the Board of Directors	2022	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
	2021	$-0-	$-0-	$-0-	$-0-	$-0-	$0
James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2022	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
	2021	$-0-	$-0-	$180,000 (paid in 750,000 Common Shares)	$-0-	$-0-	$180,000
Craig Passley Director	2022	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
	2021	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
Paul Piekos Director	2022	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
	2021	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
Thomas W. Burns Director	2022	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
	2021	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
Neville Brown Director	2022	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
Yvonne Rattray Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

Stock Option Grants

The Company has not granted any stock options to its directors or executive officer since incorporation. The Company plans to enter into a stock option plan pursuant to which it plans to issue stock options to directors and officers going forward.

Employment Agreements

The Company has entered into an employment agreement with Shaun Passley pursuant to which Dr. Passley has agreed to act as the Company’s CEO for a period of ten years, subject to termination with or without cause in certain instances by the

Company, or by Dr. Passley for good reason or upon 30 days prior written notice. Under the agreement, Dr. Passley is entitled to a salary of US$180,000, payable as to US$60,000 in cash and US$120,000 in Common Shares at a discount to the trading price of the shares. Dr. Passley is entitled to a bonus of US$100,000 in Common Shares if he is able to increase revenue by US$1 million dollars during a calendar year. In addition, Dr. Passley is entitled to a bonus of US$50,000 or 5% of the revenue during the first year after an acquisition, in the event the Company completes an acquisition that generates additional revenue of at least US$500,000 in the year of acquisition or during the first year post acquisition. The agreement also contains terms customary for agreements of this type, including confidentiality and non-competition provisions.

At the end of 2018, the Company has entered into an agreement with James Sherman pursuant to which Mr. Sherman has agreed to act as the Company’s CFO in consideration for $60,000 paid in 1,200,000 Common Shares.

Board practices

Director Compensation

The Company has entered into agreements with its independent directors pursuant to which they are paid in the form of Common Shares of the Company. Since the stock is not trading, the directors receive various amounts of Common Shares per year, in direct relation to their contribution during the year.

Indebtedness of Directors and Officers

As of the date of this Registration statement, there was no indebtedness, other than routine indebtedness, of any director, officer or employee of the Company or any associate or affiliate of any such director, officer or employee, to the Company or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of agreement or other similar arrangement or understanding provided by the Company.

Board Committees

Audit Committee

The Company has established an audit committee, the members of which are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray. The Board has developed a written charter setting forth the responsibilities, powers and operations of the Audit Committee.

Composition of Audit Committee

A member of an audit committee is “independent” if the member has no direct or indirect material relationship with a Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. All of the members of the Company’s audit committee meet the definition of independennt.

Relevant Education and Experience

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Company’s audit committee are financially literate.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee has established a practice of approving audit and non-audit services provided by the external auditor. The Audit Committee has delegated to its Chair the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre- approve audit and non-audit services provided by the independent auditor. All such pre-approvals would be reported by the Chair at the meeting of the Audit Committee next following the pre-approval.

Compensation Committee

The Company recently established a compensation committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines, including with respect to implementing, reviewing and modifying compensation, as well as overseeing our compensation philosophy and administering our equity compensation plan. The members of the compensation committee are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray.

Employees

We have 11 employees in varying jurisdiction via our subsidiaries and also operate our business through a management services agreement with Epazz. We currently have 11 employees and 45 contractors on staff via the management services agreement with Epazz that we utilize throughout our business. The table below shows where our staff and contractors are located.

Subsidiary	Jurisdiction	Employee	Contractor
ZenaTech, Inc. (Parent)	Toronto, Canada	1	3
ZenaTech, Inc. (US)	Phoenix, AZ, USA	1	3
ZenaDrone, Inc.	Chicago, IL, USA		3
ZenaDrone, Inc.	Lahore, Pakistan		20
TillerStack GMbH	Berlin, Germany	3
PSPortal, Inc.	Chicago, IL USA		3
ZenaDrone Trading, LLC (Dubai)	UAE, Dubai	6
WorkAware, Inc.	Lahore, Pakistan		4
ZenaDrone, Inc.	Lahore, Pakistan		1
ZenaDrone Limited	Dublin, Ireland		3
SystemView, Inc.	Lahore, Pakistan		2
SystemView, Inc.	Chicago, IL		1
ZigVoice, Inc.	Lahore, Pakistan		1
PacePlus, Inc.	Orlando, FL, USA		1
	Total	11	45

Share ownership

Directors and Executive Officers

The table below presents information relating to the directors and executive officers of the Company as at the date of the Registration statement:

Name, Residence and Current Position	Position Held Since	Principal Occupation for the Past 5 Years	Number and Percentage of Shares Beneficially Owned or Controlled (1)
Shaun Passley, PhD (2) Toronto, Ontario, Canada President, Chief Executive Officer, and Chair of the Board of Directors	2017	President, Chief Executive Officer, and Chair of the Board of Directors of the Company since August 2017; Director and CEO of Epazz Inc. since 2000	29,018,756 Common Shares (28.7%)
James A. Sherman Chicago, Illinois, USA Chief Financial Officer, Corporate Secretary, and Director	2017	Chief Financial Officer, Corporate Secretary, and Director of the Company since August 2017; President of Advocate CPA, Inc. since 2005	2,170,000 Common Shares (2.1%)
Craig Passley Chicago, Illinois, USA Director	2018	Corporate Secretary for Epazz, Inc. between 2005 and 2016, Corporate Secretary for FlexFridge Inc. from 2013 to 2016; Senior Project Manager for Kimball Hill Homes since 2000	560,001 Common Shares (0.6%)
Paul J. Piekos Chicago, Illinois, USA Director	2018	Owner of Piekos Appraisals since 1990	224,000 Common Shares (0.2%)
Thomas W. Burns Chicago, Illinois, USA Director	2018	Controller for Consilio since 2016; Controller–Corporate Vice President for Huron Consulting Group since 2000	224,000 Common Shares (0.2%)
Neville Brown Chicago, Illinois, USA Director	2023	Retired, Former Supervisor with AMA for 39 years	0
Yvonne Rattray Chicago, Illinois Director	2023	Retired, formerly with Allstate for over 30 years, including in Underwriting policies.	0

(1) Based on 101,059,094 Common Shares issued and outstanding.

(2) Dr. Passley is the sole director and officer of Epazz and iis its principal shareholder with 95% voting control of Epazz,  which is a principal shareholder of the Company. Epazz is the principal shareholder with 95% voting of Ameritek Ventures, Inc. which is a principal shareholder of the Company. Dr. Passley is a director, and officer of Ameritek Ventures, Inc. See “Principal Shareholders” for more information.

Disclosure of a registration action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

To the knowledge of the directors and officers of the Company, as of the date of this Registration statement, no person beneficially owns, or exercises control or direction over, shares carrying more than 5% of the votes attached to such class of shares other than as indicated below:

Name	Type of Ownership	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)
Shaun Passley, PhD	Beneficial and of Record	29,018,756	28.7%
Epazz, Inc. (2)	Beneficial and of Record	29,803,808	29.5%
Ameritek Ventures, Inc. (3)(4)	Beneficial of Record	3,500,000	3.5%

Notes:

(1)Based on 101,059,094 Common Shares issued and outstanding.

(2)Shaun Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz,

(3)Shaun Passley is a director, officer, and principal shareholder of Ameritek Ventures, Inc.

(4)Epazz, is the principal shareholder with 95% voting control of Ameritek Ventures, Inc.

Related Party Transactions

See “Operating and Financial Review and Prospects – Related Party Transactions” for information about our related party transactions.

Interests of experts and counsel

Not Applicable.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Please refer to pages F-1 this Form 20-F

Legal Proceedings

Other than as set forth below, since the beginning of the most recently completed financial year for which financial statements of the Company are included in this Registration statement, there have been no legal proceedings to which the Company is or was a party or to which any of its property is or was the subject of that involves claims for damages that exceeds 10% of the Company’s current assets, nor are any such proceedings known to the Company to be contemplated.

Pursuant to a joint venture agreement (the “JV Agreement”) entered on January 5, 2019 between the Company and The NOW Corporation (“NOW”), the Company was issued convertible notes aggregating approximately US$450,000 from NOW and the Company issued a 1% equity interest in the Company to Now. Under the terms of the JV, NOW agreed that the Company could convert the convertible notes issued by it to the Company into common shares of NOW at a discounted rate from time to time and the Company provided NOW with a non-exclusive license to certain of its software applications. However, NOW refused to allow the Company to convert the convertible note into common shares and claimed a breach of contract. On March 12, 2021, the Company filed a complaint against NOW in the State of Nevada for breach of the convertible note, among other things, to which NOW countersued for breach of contract, among other things. On June 24, 2022, the parties entered into a settlement agreement pursuant to which the joint venture was terminated, the convertible note was rescinded, the Company paid NOW US$25,000, NOW returned all the shares in the capital of the Company issued to it and the parties dismissed all claims against each other.

In connection with the acquisition of the assets of WorkAware Corporation in 2019, pursuant to an earn-out agreement entered on July 1, 2020 between the Company and vendors, the Company was to provide an additional annual payment to the vendors if revenues from the assets of WorkAware acquired were over $500,000 CAD per year. In 2021, revenues from the WorkAware assets acquired were over $500,000 and the Company paid the vendors $100,000. In 2022, the assets did not achieve over $500,000 in revenue and made no payment, however, the vendors are claiming the Company did not report all revenues and are suing the Company for $200,000. The Company plans to vigorously defend against the claim, including stating that the vendors should have proceeded by way of binding arbitration. The Company has also countersued the vendors for $600,000 in damages for misrepresenting the capabilities of certain software acquired.

Regulatory Actions

There have not been any penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

Significant Changes

A discussion of significant changes in our business can be found under Item 4.A. “Information on the Company – History and Development of the Company,” Item 4.B. “Information on the Company – Business Overview” and Item 5.A. “Operating and Financial Review and Prospects – Results of Operations.”

Item 9. The Offer and Listing

Offer and listing details

We are registering our Common Stock, at $0.05 par value. Our shares do not have any price history.

Plan of distribution

Not Applicable.

Markets

We have applied to list our common shares for trading on the Canadian Securities Exchange and plan to apply to list our common shares for trading on the NASDAQ Capital Market. There can be no assurance our common shares will be accepted for listing on any stock exchange or regulated market.

Selling shareholders

Not Applicable.

Dilution

Not Applicable

Expenses of the issue

Not Applicable.

Item 10. Additional Information

Share capital

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.05 per share. The Company was authorized to issue Super Voting Shares and Preferred Shares, however, both classes of shares were eliminated on March 11, 2019. As of the date hereof, 101,059,094 Common Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company.

Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share ratably in all assets of the Company remaining after payment of all amounts due to creditors.

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

The following is a reconciliation of the common stock issuances from 91,349,952 as of January 1, 2022 to 101,094,094 as of December 31, 2022.

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Shaun Passley, PhD. for Drone Technology at a price of $0.24 per share.

On January 2, 2022, the Company issued 750,000 common shares of the Company to James A. Sherman for Director’s services conversion at a price of $0.24 per share.

On January 3, 2022, the Company issued 200,000 common shares of the Company to Craig Passley for Director’s services conversion at a price of $0.24 per share.

On January 4, 2022, the Company issued 80,000 common shares of the Company to Paul Piekos for Director’s services conversion at a price of $0.24 per share.

On January 5, 2022, the Company issued 80,000 common shares of the Company to Thomas Burns for Director’s services conversion at a price of $0.24 per share.

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Epazz, Inc. for Drone Technology at a price of $0.24 per share.

On January 6, 2022, the Company issued 3,500,000 common shares of the Company to Ameritek Ventures, Inc., a related company, for the Permanent Licensing of the Robotic Arm Technology at a price of $0.24 per share. Shaun Passley and Epazz, Inc. own one hundred percent of the Ameritek Ventures, Inc. control voting shares. Shaun Passley owns all of Epazz, Inc.’s voting stock, and together they own the Company’s voting stock.

On February 1, 2022, the Company issued 800,000 common shares of the Company to Cloud Builder, Inc. for line of credit conversion at a price of $0.24 per share.

On February 1, 2022, the Company issued 1,000,000 common shares of the Company to GG Mars Capital, Inc. for line of credit conversion at a price of $0.24 per share.

On February 1, 2022, the Company issued 900,000 common shares of the Company to Star Financial Corporation for line of credit conversion at a price of $0.24 per share.

On June 30, 2022, the Company cancelled 3,500,000 common shares of the Company issued to Paul Khan to settle the NOW Corporation loan.

On June 30, 2022, the Company cancelled 99,858 common shares of the Company issued to the NOW Corporation to settle the NOW Corporation loan.

On September 19, 2019, the Company issued 132,333 subscription receipts to investors through a crowdfunding portal. Each subscription receipt was issued at a price of $0.15 per subscription receipt and automatically converted to units of the Company 12 months after the date of issuance of the subscription receipts. Each unit is comprised of one Common Share and one warrant to acquire one Common Share exercisable at a price of $0.35 per share for a period of 24 months from the date that the Common Shares are listed for trading on a recognised stock exchange.

On December 15, 2022, the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC. Interest payments are paid on the 10th of each month and the principal amount of this loan is due December 14, 2025. This loan carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director.

The Company has convertible lines of credit from these lenders:

Star Financial Corporation for $4,000,000 at thirty-six (36) months terms at six percent (6%) interest which converts at a twenty percent (20%) discount to the market price of the common stock, renewable for up to ten years. The line of credit is currently used.

GG Mars Capital, Inc. for $4,000,000 at thirty-six (36) months terms at six percent (6%) interest which converts at a twenty percent (20%) discount to the market price of the common stock, renewable for up to ten years. The line of credit is currently used.

Jerkins Capital, LLC (Cloud Builder, Inc. assigned the line of credited to Jerkins Capital, LLC) for $4,000,000 at thirty-six months (36) terms at six percent (6%) interest which converts at a twenty percent (20%) discount to the market price of the common stock, renewable for up to ten years. The line of credit is currently used.

Below is a history of the share capital of the past three years.

As of January 1, 2021, the Company’s outstanding share capital was 89,378,273 common shares of stock.

On January 11, 2021, the Company issued 1,970,679 common shares to investors at $0.24 per share for cash.

As of December 31, 2021, the Company’s outstanding share capital was 91,348,952 common shares of stock.

On January 11, 2021, the Company issued 1,970,679 common shares of the Company to investors at $0.24 per share for cash.

As of December 31, 2021, the Company’s outstanding share capital was 91,348,952 common shares of stock.

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Shaun Passley, PhD, for Drone Technology at a price of $0.24 per share.

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Epazz, Inc. for Drone Technology at a price of $0.24 per share.

On January 6, 2022, the Company issued 3,500,000 common shares of the Company to Ameritek Ventures, Inc. for Permanent Licensing of the Robotic Arm Technology at a price of $0.24 per share.

On February 1, 2022, GG Mars Capital and the Company agreed to convert $800,000 USD dated August 1, 2019, into 1,000,000 shares of common stock of the Company at $0.80 per share.

On February 1, 2022, Star Financial and the Company agreed to convert $720,000 USD dated August 1, 2019, into 900,000 shares of common stock of the Company at $0.80 per share.

On June 30, 2022, The Now Corporation retired its $150,000 USD and $100,000 USD plus accrued interest notes through the cancellation of share ownership of 3,599,858 shares. The resulting transaction required a cash payment to Now Corporation of $25,000 US dollars made in July 2022 and resulted in a foreign currency exchange gain of $13,853.

As of December 31, 2022, the Company’s outstanding share capital was 101,059,094 common shares of stock.

As of June 30, 2023, the Company’s outstanding share capital was 101,059,094 common shares of stock.

Compensation Discussion and Analysis

The Company is to issue stock for services conversion to the Board of Directors.

The following is a discussion and analysis of the Compensation Program.

This Compensation Discussion and Analysis describes the material elements of compensation awarded to, earned by or paid to each of our directors and executive officers named in the Summary Compensation Table below who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of October 25, 2023, the named executive officers of the Company are Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Dr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the next fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

Our Named Executive Officers' performance is reviewed and may be adjusted in light of the Company's objectives from time to time and such officers' compensation is also compared to that of executive officers of companies of similar size and stage of development in the technology industry. The Company recently established a compensation committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines.

Summary Compensation Table

The following table sets forth the compensation paid to the Named Executive Officers and directors of the Company in the years ended December 31, 2022 and 2021, respectively:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
Shaun Passley, PhD President, Chief Executive Officer, and Chair of the Board of Directors	2022	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
	2021	$-0-	$-0-	$-0-	$-0-	$-0-	$0
James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2022	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
	2021	$-0-	$-0-	$180,000 (paid in 750,000 Common Shares)	$-0-	$-0-	$180,000

Craig Passley Director	2022	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
	2021	$-0-	$-0-	$48,000 (paid in 200,000 Common Shares)	$-0-	$-0-	$48,000
Paul Piekos Director	2022	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
	2021	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
Thomas W. Burns Director	2022	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
	2021	$-0-	$-0-	$19,200 (paid in 80,000 Common Shares)	$-0-	$-0-	$19,200
Neville Brown Director	2022	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
Yvonne Rattray Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

Stock Option Grants

The Company has not granted any stock options to its directors or executive officer since incorporation. The Company plans to enter into a stock option plan pursuant to which it plans to issue stock options to directors and officers going forward.

Employment Agreements

The Company has entered into an employment agreement with Shaun Passley pursuant to which Dr. Passley has agreed to act as the Company’s CEO for a period of ten years, subject to termination with or without cause in certain instances by the Company, or by Dr. Passley for good reason or upon 30 days prior written notice. Under the agreement, Dr. Passley is entitled to a salary of US$180,000, payable as to US$60,000 in cash and US$120,000 in Common Shares at a discount to the trading price of the shares. Dr. Passley is entitled to a bonus of US$100,000 in Common Shares if he is able to increase revenue by US$1 million dollars during a calendar year. In addition, Dr. Passley is entitled to a bonus of US$50,000 or 5% of the revenue during the first year after an acquisition, in the event the Company completes an acquisition that generates additional revenue of at least US$500,000 in the year of acquisition or during the first-year post-acquisition. The agreement also contains terms customary for agreements of this type, including confidentiality and non-competition provisions.

At the end of 2018, the Company entered into an agreement with James Sherman pursuant to which Mr. Sherman has agreed to act as the Company’s CFO in consideration for $60,000 paid in 1,200,000 Common Shares.

Director Compensation

The Company has entered into agreements with its independent directors pursuant to which they are paid in the form of Common Shares of the Company. Since the stock is not trading, the directors receive various amounts of Common Shares per year, in direct relation to their contribution during the year. The Company recently established a compensation committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines.

Indebtedness of Directors and Officers

As of October 18, 2023, there was no indebtedness, other than routine indebtedness, of any director, officer or employee of the Company or any associate or affiliate of any such director, officer or employee, to the Company or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of agreement or other similar arrangement or understanding provided by the Company.

Warrants Payable

The Company issued 132,333 warrants upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.35 per share for a period of two (2) years from the date that the shares are listed on a recognized stock exchange.

The Company borrowed $500,000 on December 15, 2022 from Propal Investments LLC and the loan has $500,000 USD, three-year loan from Propal Investments, LLC. Interest payments are paid on the 10th of each month and the principal amount of this loan due December 14, 2025. This loan carries 20 units and one unit contains $25,000 USD unit of debenture, which equals $500,000. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director.

Memorandum and articles of association

Objects and Purposes

The Company is authorized by its Notice of Articles to carry on any lawful business.

Directors

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act (British Columbia). A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

The Company has a compensation committee responsible for addressing compensation matters related to directors and officers. Directors may not vote compensation to themselves or other directors.

The Company does not have an age limit for the retirement of directors nor a requirement to own shares to qualify as a director of the Company.

Borrowing Powers

The Company, if authorized by the directors, may: (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Share Rights

Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share ratably in all assets of the Company remaining after payment of all amounts due to creditors.

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

To change the rights of holders of the Company’s common shares requires approval of at least two-thirds of the Company’s shareholders present in person or by proxy at a meeting of shareholders of the Company.

Shareholder Meetings

The directors of the Company may call a meeting of shareholders by providing the requisite notice of meeting to shareholders (10 days if a private company or 21 days if a public company). Shareholders holding in the aggregate at least 1/20 of the issued shares of the company that carry the right to vote at general meetings may requisition a general meeting for the purpose of transacting any business that may be transacted at a general meeting and the directors must, regardless of the memorandum or articles, call a general meeting to be held not more than 4 months after the date on which the requisition is received by the Company to transact the business stated in the requisition.

Material contracts

For information concerning our material contracts, see “Item 4. Information on the Company”.

Exchange controls

There are currently no exchange controls restrictions in effect in Canada.

Taxation

As a general rule, corporations resident in Canada are subject to Canadian corporate income tax (CIT) on worldwide income.

Federal income tax

The following rates apply for a 12-month taxation year ending on 31 December 2023.

Federal rate (%)
Basic rate	38.0
Less: Provincial abatement (1)	(10.0)
Federal rate	28.0
Less: General rate reduction or manufacturing and processing deduction (2)	(13.0)
Net federal tax rate (3, 4)	15.0

Notes

1.The basic rate of federal tax is reduced by a 10% abatement to give the provinces and territories room to impose CITs. The abatement is available in respect of taxable income allocated to Canadian provinces and territories. Taxable income allocable to a foreign jurisdiction is not eligible for the abatement and normally is not subject to provincial or territorial taxes.

2.The general rate reduction and manufacturing and processing deduction do not apply to the first CAD 500,000 of active business income earned in Canada by Canadian-controlled private corporations (CCPCs), investment income of CCPCs, and income from certain other corporations (e.g. mutual fund corporations, mortgage investment corporations, and investment corporations) that may benefit from preferential tax treatment.

3.Provincial or territorial taxes apply in addition to federal taxes. Provincial and territorial tax rates are noted below.

4.For small CCPCs, the net federal tax rate is levied on active business income above CAD 500,000; a federal rate of 9% applies to the first CAD 500,000 of active business income. Investment income (other than most dividends) of CCPCs is subject to the federal rate of 28%, in addition to a refundable federal tax of 10⅔%, for a total federal rate of 38⅔%. Access to the reduced federal tax rate on active business income of 9% is restricted for CCPCs that earn passive investment income exceeding CAD 50,000 in the previous taxation year and unavailable at CAD 150,000 of investment income.

Zero-emission technology manufacturers

CIT rates are temporarily reduced on eligible income from zero-emission technology manufacturing and processing activities by 50% (lowering the general rate to 7.5% and the CCPC rate to 4.5%) for 2022 to 2028 (the 2023 federal budget proposes to extend it to 2031), then these rates will gradually rise back to status quo by 2032 (an extension to 2035 is being proposed in the 2023 federal budget). To qualify for the lower tax rates, at least 10% of the company’s gross revenues from all active businesses carried on in Canada must be derived from eligible zero-emission technology manufacturing and processing activities.

Provincial/territorial income tax

All provinces and territories impose income tax on income allocable to a PE in the province or territory. Generally, income is allocated to a province or territory by using a two-factor formula based on gross revenue and on salaries and wages. Provincial and territorial income taxes are not deductible for federal income tax purposes. The rates given apply for a 12-month taxation year ending on 31 December 2023 and do not take into account provincial tax holidays, which reduce or eliminate tax in limited cases.

Province/territory	Income tax rate (%) (1, 2)
Alberta	8.0
British Columbia	12.0
Manitoba	12.0
New Brunswick	14.0
Newfoundland and Labrador	15.0
Northwest Territories	11.5
Nova Scotia	14.0

Nunavut	12.0
Ontario (3)	11.5 or 10.0
Prince Edward Island	16.0
Quebec	11.5
Saskatchewan (4)	12.0 or 10.0
Yukon	12.0 or 2.5

Notes

1.When two rates are indicated, the lower rate applies to manufacturing and processing income.

2.In all provinces and territories, the first CAD 500,000 (CAD 600,000 in Saskatchewan) of active business income of a small CCPC is subject to reduced rates that range from 0% to 3.2%, depending on the jurisdiction.

3.The lower Ontario rate applies to profits from manufacturing and processing, and from farming, mining, logging, and fishing operations, carried on in Canada and allocated to Ontario. Corporations subject to Ontario income tax may also be liable for corporate minimum tax (CMT) based on adjusted book income. The CMT is payable only to the extent that it exceeds the regular Ontario income tax liability. The CMT rate is 2.7% and applies when total assets are at least CAD 50 million and annual gross revenue is at least CAD 100 million on an associated basis.

4.The manufacturing and processing reduction from the general rate is determined by multiplying the maximum rate reduction (2%) by the corporation's allocation of income to Saskatchewan.

On United States Subsidiaries

US tax reform legislation enacted on 22 December 2017 (P.L. 115-97) moved the United States from a ‘worldwide’ system of taxation towards a ‘territorial’ system of taxation. Among other things, P.L. 115-97 permanently reduced the 35% CIT rate on resident corporations to a flat 21% rate for tax years beginning after 31 December 2017.

US taxation of income earned by non-US persons depends on whether the income has a nexus with the United States and the level and extent of the non-US person's presence in the United States.

Germany Subsidiaries

Germany taxes its corporate residents on their worldwide income. However, most double tax treaties (DTTs) exempt income attributable to a foreign permanent establishment (PE). Non-residents with PE or property income are taxed by assessment on German-source income; those earning royalties and dividends are taxed by withholding at source. Interest paid abroad is, in most cases, free of German tax altogether.

Ireland Subsidiary

Corporation tax is chargeable as follows on income and capital gains:

Standard rate on income ('trading rate')	Higher rate on income ('passive rate')	Capital gains rate
12.5%	25%	33%

Resident companies are taxable in Ireland on their worldwide profits (including gains). Non-resident companies are subject to Irish corporation tax only on the trading profits of an Irish branch or agency and to Irish income tax (generally by way of withholding) on certain Irish-source income.

United Arab Emirates Subsidiaries

Under the Emirate-level tax decrees, income tax is payable under a progressive rate system, with rates up to 55%. However, in practice, these tax decrees have not been applied. Instead, branches of foreign banks are subject to income tax at a flat rate of 20% under separate Emirate-level bank decrees. Companies engaged in UAE oil and gas and petrochemical activities are subject to income tax at varying rates under their individual UAE concession agreements or fiscal letters.

Dividends and paying agents

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

Statement by experts

The combined financial statements of ZenaTech, Inc. as of December 31, 2022 and December 31, 2021 and for the years ended have been audited by Bansal & Co, LP, independent registered public accounting firm, as stated in their report appearing herein.

Documents on display

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Upon the effectiveness of the registration statement of which this registration statement forms a part, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, investment, and inflation risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, volatility in the credit, equity and foreign exchange markets, inflation, rising interest rates, the effects of the COVID-19 pandemic, and the continued conflict between Russia and Ukraine, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long-term investments.

Financial risk management

Our operations are exposed to financial risks. To manage these risks efficiently, we have established guidelines in the form of a treasury policy that serves as a framework for our daily financial operations. The treasury policy stipulates the rules and limitations for the management of financial risks.

Financial risk management is centralized within Treasury who are responsible for the management of financial risks. Treasury manages and executes the financial management activities, including monitoring the exposure of financial risks, cash management, and maintaining a liquidity reserve. Treasury operates within the limits and policies authorized by the board of directors.

Currency risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates, in particular a weakening of foreign currencies relative to the Euro, may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

Transaction exposure sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on net income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure at December 31, 2022. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation. 2022 Swedish krona (SEK) British pound (GBP) U.S. dollar (USD) (in € millions) (Increase)/decrease in loss before tax (13) (18) 68 Translation exposure sensitivity The impact on our equity would be approximately €140 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at December 31, 2022.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Our exposure to interest rate risk is related to our interest-bearing assets, including our cash and cash equivalents and our short term debt securities.

Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term.

Share price risk

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s common stock share price. Our exposure to this risk relates primarily to the Exchangeable Notes, outstanding warrants, and accrual for social costs on outstanding share-based compensation awards.

Investment risk

We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates.

Inflation risk

Inflationary factors such as increases in costs may adversely affect our results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increase of our products and services. Our inability or failure to do so could harm our business, operating results and financial condition.

Item 12. Description of Securities Other than Equity Securities

Debt Securities

Not Applicable.

Warrants and Rights

The Company has 382,333 warrants outstanding, each of which allows the holder to acquire one common share of the Company upon exercise. Of the total number of warrants outstanding, 132,333 are exercisable at a price of $0.35 per share for a period of 24 months from the date that the Shares are listed for trading on a recognised stock exchange and 250,000 are exercisable at a price of US$2 per share expiring three years after the Company is listed on a recognized stock exchange.

Other Securities

Not Applicable.

American Depositary Shares

Not Applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Not Applicable.

Item 16. [Reserved]

Not Applicable.

Item 16A. Audit committee financial expert.

Not Applicable.

Item 16B. Code of Ethics

See exhibit Code of Ethics

Item 16C. Principal Accountant Fees and Services

Not Applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

None

Item 16G. Corporate Governance.

Not Applicable.

Item 16H. Mine Safety Disclosure.

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider trading policies

Not Applicable.

Item 16K. Cybersecurity.

Not Applicable.

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
Mob. : 9810939245
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM

We hereby consent to the inclusion of our Auditors' Report, dated October 26, 2023, on the financial statements of ZenaTech, Inc. for the years ended December 31, 2022 and 2021 in the Company's Report on Form 20F. We also consent to the application of such report to the financial information in the Report on Form 20F, when such financial information is read in conjunction with the financial statements referred to in our report.

Bansal & Co LLP,

New Delhi

October 26th, 2023.

BANSAL & CO LLP New Delhi Chartered Accountants

1/1

Mumbai : Premises No. 7 & 8, Ground Floor, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, Mob.: +91 9971490195
Bhopal : Nyaya Sangat, E-7/119, IInd Floor, Lala Lajpat Rai Society, Arera Colony, Bhopal-462016 (MP) Ph. : 0755-4076725, 2769224/5, Mob.: +91 9810008918

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Prospectus of our amended review report dated October 26th, 2023, of Zenatech Inc. relating to the review of the consolidated financial statements for the six months period ending June 30, 2023 and the reference to our firm under the caption "Experts" in the Registration Statement.

Bansalco.

Bansal & Co LLP,

New Delhi.

October 26th, 2023

Branches :
Mumbai : Premises No. 7 & 8, Ground Floor, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, Mob.: +91 9999668270
Bhopal : Nyaya Sangat, E-7/119, IInd Floor, Lala Lajpat Rai Society, Arera Colony, Bhopal-462016 (MP) Ph. : 0755-4076725, 2769224/5, Mob.: +91 9425393729
Dehradun : 1st Floor, C-4, Rich Look, Near LIC Building, Haridwar Road, Dehradun, Uttarakhand, Mob. : +91 9811151506

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Prospectus of our amended report dated October 26th 2023, of Zenatech Inc. relating to the audit of the consolidated financial statements for the year ended December 31, 2022 and the reference to our firm under the caption "Experts" in the Registration Statement.

Bansal & Co LLP,

New Delhi.

BANSAL & CO LLP New Delhi Chartered Accountants

October 26th, 2023

Branches :
Mumbai : Premises No. 7 & 8, Ground Floor, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, Mob.: +91 9999668270
Bhopal : Nyaya Sangat, E-7/119, IInd Floor, Lala Lajpat Rai Society, Arera Colony, Bhopal-462016 (MP) Ph. : 0755-4076725, 2769224/5, Mob.: +91 9425393729
Dehradun : 1st Floor, C-4, Rich Look, Near LIC Building, Haridwar Road, Dehradun, Uttarakhand, Mob. : +91 9811151506

PART III

Item 17. Financial Statements.

ZenaTech, Inc. (Formerly ZenaPay, Inc.) Consolidated Statements of Financial Position For the Years Ended December 31, 2022 and December 31, 2021 Expressed in Canadian dollars	108
ZenaTech, Inc. (formerly ZenaPay, Inc.) Consolidated Statement of Financial Position Expressed in Canadian dollars	109
ZenaTech, Inc. (formerly ZenaPay, Inc.) Consolidated Income Statements of Comprehensive Loss Expressed in Canadian dollars For the years ended December 31, 2022, and 2021	111
ZenaTech, Inc. (formerly ZenaPay, Inc.) Consolidated Statements of Changes in Shareholder's Equity (Deficiency) Expressed in Canadian Dollars For the years ended December 31, 2022, and 2021	112
ZenaTech, Inc. (formerly ZenaPay, Inc.) Consolidated Statements of Cash Flows Expressed in Canadian Dollars For the years ended December 31, 2022, and 2021	113
Notes	114

ZenaTech, Inc. Consolidated Statements of Financial Position For the six months Ended June 30, 2023 and June 30, 2022 Expressed in Canadian dollars Unaudited	139
ZenaTech, Inc. Consolidated Statement of Financial Position Expressed in Canadian dollars Unaudited	140
ZenaTech, Inc. Consolidated Income Statements of Comprehensive Loss Expressed in Canadian dollars For the six months ended June 30, 2023, and 2022 Unaudited	142
ZenaTech, Inc. Consolidated Statements of Changes in Shareholder's Equity (Deficiency) Expressed in Canadian Dollars For the six months ended June 30, 2023, and 2022 Unaudited	142
ZenaTech, Inc. Consolidated Statements of Cash Flows Expressed in Canadian Dollars For the six months ended June 30, 20	144
Notes	145

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
Mob. : 9810939245
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT AMENDED

To the Shareholders of ZenaTech, Inc. (formerly ZenaPay, Inc.)

Opinion

We have audited the consolidated financial statements of ZenaTech, Inc. (formerly ZenaPay,Inc.) and its subsidiaries (together 'the Company'), which comprise the consolidated balance sheet as at December 31, 2022, and 2021, and the consolidated statements of income, retained earnings and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2022 and 2021, and the consolidated results of its operations and consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian Generally Accepted Auditing Standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

We place on record the audit report issued on June 17th,2023, and the amended audit report issued on September 1st,2023 with this amended audit report.
In the amended audit report, we draw attention to Note 20 of the notes to consolidated financial statements as of December 31, 2022, which extensively discusses the changes made in the consolidated financial statements as of December 31, 2022, as clarification in response to Ontario Securities Commission Letter dated August 25, 2023, and to Ontario Securities Commission Letter dated September 21, 2023.
Our procedure with respect to the above amendments in notes to consolidated financial statements as of December 31, 2022, is restricted solely to that amendment to the financial statements. Our opinion is not modified in respect of the same.

BANSAL & CO LLP New Delhi Chartered Accountants

1/3

Mumbai : Premises No. 7 & 8, Ground Floor, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, Mob.: +91 9971490195
Bhopal : Nyaya Sangat, E-7/119, IInd Floor, Lala Lajpat Rai Society, Arera Colony, Bhopal-462016 (MP) Ph. : 0755-4076725, 2769224/5, Mob.: +91 9810008918

Other Information

Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis of Results of Operations and Financial Condition but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one

BANSAL & CO LLP New Delhi Chartered Accountants

2/3

resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of Zenatech Inc. and its subsidiaries (together, the Company) or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Bansal & Co LLP,

New Delhi.

BANSAL & CO LLP New Delhi Chartered Accountants

SK Bansal

(Partner)

October 26th,2023

3/3

ZenaTech, Inc.

(Formerly ZenaPay, Inc.)

Consolidated Statements of

Financial Position

For the Years Ended December 31, 2022

and December 31, 2021

Expressed in Canadian dollars

ZenaTech, Inc. (formerly ZenaPay, Inc.)

Consolidated Statement of Financial Position

Expressed in Canadian dollars

		As of	As of
		December 31,	December 31,
	Notes	2022	2021
Assets
Current assets
Cash	3	$200,792	$1,197,370
Accounts receivable, net	3	121,116	243,081
Short-term advance to affiliate for future services	15	2,500,000	2,308,232
Other current assets		49,800	46,688
Total current assets		2,871,708	3,795,371

Long–term assets
Notes receivable	5	45,155	784,872
Long-term advance to affiliate for future services	15	2,336,623	–
Product development costs, net	3, 4, 6	4,339,577	2,928,746
Fixed assets, net	7	42,001	55,141
Drone technology	2, 11, 15	1,440,000	–
Goodwill	3,8	2,468,722	2,468,722
Total long–term assets		10,672,078	6,237,481

Total assets		$13,543,786	$10,032,852

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$157,311	$251,846
Deferred revenue	3	827,211	857,053
Lines of credit	9	135,296	–
Acquisition cost payable		–	558,414
Total current liabilities		1,119,818	1,667,313
Long–term liabilities
Loans payable	10	4,848,104	4,714,025
Deferred tax liability	3	4,172	9,936
Total long–term liabilities		4,852,276	4,723,961

Total liabilities		5,972,094	6,391,274

Shareholders’ equity
Share capital	11	5,052,955	4,567,448
Contributed surplus		6,345,940	2,922,235
Foreign currency translation reserve loss	2	(26,344)	(32,971)
Accumulated deficit		(3,800,858)	(3,815,134)
Total shareholders’ equity		7,571,692	3,641,578

Total liabilities and shareholders’ equity		$13,543,786	$10,032,852

The accompanying notes are an integral part of these financial statements.

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved on behalf of the Board of Directors

S.K. Bansal	James A. Sherman	Craig Passley
Partner	Chief Financial Officer	Director
Date: October 26, 2023	Date: October 25, 2023	Date: October 25, 2023
Place: New Delhi, India	Place: Naperville, Illinois	Place: Vernon Hills, Illinois
	United States of America	United States of America

ZenaTech, Inc. (formerly ZenaPay, Inc.)

Consolidated Income Statements of Comprehensive Loss

Expressed in Canadian dollars

For the years ended December 31, 2022, and 2021

		For the years ended
		December 31,	December 31,
		2022	2021
Revenue	Notes	$3,025,363	$2,285,740

General and administrative expenses
Amortization and depreciation	3, 6, 7	246,907	157,973
Bad debts	3	162,755	52,818
Finance expenses	13	219,136	171,032
Programming and support fees		567,119	930,728
Professional fees		180,554	109,051
Salaries and benefits	3	1,137,517	927,065
Stock–based compensation	12, 15	266,400	–
General and administrative and other		281,390	213,765
Total general and administrative expenses		3,061,778	2,562,432

Loss before other income		(36,415)	(276,692)
Interest income	5	29,474	54,830
Income tax recovery	18	5,764	5,763
Foreign currency exchange gain	2	15,453	-

Net income for the year		$14,276	$(216,099)
Other comprehensive items
Foreign currency translation reserve gain (loss)	2	6,626	2,254
Comprehensive income (loss) for the year		20,902	$(213,845)

Basic and diluted loss per common share		$0.00	$(0.00)
Weighted average number of common shares outstanding		101,059,094	91,294,961

The accompanying notes are an integral part of these financial statements.

ZenaTech, Inc. (formerly ZenaPay, Inc.)

Consolidated Statements of Changes in Shareholder’s Equity (Deficiency)

Expressed in Canadian Dollars

For the years ended December 31, 2022, and 2021

	Common	Common	Contributed	Foreign	Accumulated	Total
	Shares	Shares	surplus	currency	deficit	shareholder
	Number	Amount		translation		equity
Balance, December 31, 2020	89,378,273	$4,468,914	$2,547,806	$(35,225)	$(3,599,035)	$3,382,460
Shares issued for private placement	1,970,679	98,534	374,429	–	–	472,963
Foreign currency translation reserve	–	–	–	2,254	–	2,254
Net loss	–	–	–	–	(216,099)	(216,099)
Balance, December 31, 2021	91,348,952	$4,567,448	$2,922,235	$(32,971)	$(3,815,134)	$3,641,578
Shares issued for Drone technology	6,000,000	300,000	1,440,000	–	–	1,440,000
Shares issued for services	1,110,000	55,500	210,900	–	–	266,400
Shares issued for Robotic Arm technology	3,500,000	175,000	665,000	–	–	840,000
Shares issued for LOC conversion	2,700,000	135,000	2,025,000	–	–	2,160,000
Paul Khan (shares cancellation to settle NOW Corp. loan)	(3,500,000)	(175,000)	(617,195)	–	–	(797,188)
NOW Corporation (shares cancellation to settle NOW loan)	(99,858)	(4,993)	n/a	–	–	n/a
Foreign currency translation reserve	–	–	–	6,626	–	6,626
Net income	–	–	–	–	14,726	14,726
Balance, December 31, 2022	101,059,094	5,052,955	6,345,940	(26,345)	(3,800,859)	7,571,692

The accompanying notes are an integral part of these financial statements.

ZenaTech, Inc. (formerly ZenaPay, Inc.)

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the years ended December 31, 2022, and 2021

	For the years ended
	December 31,	December 31,
	2022	2021
Operating Activities
Net income (loss) for the year	$14,276	$(216,099)
Item not affecting cash:
Amortization and depreciation	246,907	157,973
Bad debts	162,755	52,818
Deferred income tax (recovery) expense	(5,764)	(5,763)
Finance expenses	180,765	123,772
Stock–based compensation	266,400	–
Interest income	(29,473)	(54,830)
Changes in non–cash working capital:
Accounts receivable	(40,790)	(16,427)
Other current assets	(3,112)	4,160
Accounts payable and accrued liabilities	(94,535)	(23,736)
Deferred revenue	(29,842)	27,849
Cash (used in) provided by operating activities	667,587	49,717
Investing Activities
Net cash used in TillerStack acquisition	–	(565,153)
Net cash received for PsPortals acquisition	(558,414)	567,974
Purchase of equipment	(8,504)	–
Note receivable - principal	21,796	–
Product development costs	(792,168)	–
Cash provided by (used in) investing activities	(1,337,290)	2,821
Financing activities
Advance to affiliate for future services	(2,528,391)	(2,073,965)
Borrowings under lines of credit, net	1,619,413	3,330,236
Proceeds from long-term debt	682,226	–
Common shares issued	–	472,963
Repayment of long-term debt	(296,428)	(701,701)
Stock cancellation/NOW Corporation note	(46,038)	–
Cash (used in) provided by financing activities	(569,218)	1,027,533
Effect of foreign exchange on cash	242,343	22,814
Change in cash	(996,578)	1,102,885
Cash, the beginning of the year	1,197,370	94,485
Cash, end of year	$200,792	$1,197,370
Cash and cash equivalents consist of the following:
Cash held in banks	$200,792	$1,197,370

                                                      The accompanying notes are an integral part of these financial statements.

1.NATURE OF OPERATIONS

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America, on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

The Company is not currently a reporting issuer in any jurisdiction and none of its securities are currently listed or quoted for trading on any stock exchange.

ZenaTech, Inc. is an enterprise software technology company specializing in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. The Company, through its wholly owned subsidiaries, currently conducts business in the operating segments listed below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., provides cryptocurrency wallets and cloud-based enterprise software solutions for the e-commerce industry,

•PacePlus, Inc.(“PacePlus”), provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

oSystemView, Inc. (“SystemView”), provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”), provides software solutions for the contact center industry,

•WorkAware, Inc. (“WorkAware”), provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services,

•TillerStack, GmbH. (“TillerStack”), provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

•PsPortals, Inc. (“PsPortals”), provides browser-based enterprise software applications for public safety,

•ZenaDrone, Inc. (“ZenaDrone”), and its subsidiary,

oZenaDrone Limited, (“ZenaDrone Ltd”), an entity established for the Irish and European Union drone sales and drone services operations.

•ZenaTech, Inc. (“ZenaTech US”), created for conducting future acquisitions in the United States of America, and its subsidiary,

oZenaDrone Trading LLC (“ZenaDrone LLC”), established in the Middle East for drone manufacturing, sales and, drone services operations.

ZenaDrone, Inc. with its subsidiary ZenaDrone Limited, ZenaDrone Trading LLC, are entities operating in the drone manufacturing industry. These three companies will have separate production processes, customers, and sales distribution systems. The drone business will be a separate financial reporting segment in 2023 since in the current fiscal year it only incurred costs.

Today, ZenaTech, Inc. is a group of companies that provides various world-class software for cryptocurrency, cloud-based enterprise software solutions for the medical records industry and cloud-based enterprise safety and compliance management software for field management for a variety of industries, including agriculture. The Company is branching into the drone manufacturing industry.

We prepared these consolidated financial statements under a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of December 31, 2022, the Company had an accumulated deficit of $(3,800,858), while as of December 31, 2021, the accumulated deficit was $(3,815,134). As of December 31, 2022, the working capital is $1,751,890, while as of December 31, 2021, the working capital was $2,128,058. Working capital is current assets minus current liabilities.

2.BASIS OF PREPARATION

Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all years presented unless otherwise stated. Expenses in the income statement are categorized based on the function within the Company in compliance with IAS 1.

The consolidated financial statements have been authorized by the Company’s Board of Directors on August 2, 2023. The amended annual consolidated financial statements have been authorized by the Company’s Board of Directors on August 31, 2023. The amended interim consolidated financial statements have been authorized by the Company’s Board of Director’s on October 25, 2023.

Basis and principle of consolidation

We consolidated financial statements reports for all the software-provider companies for the fiscal year 2022 according to IFRS 8, paragraph 22. We have only one reportable segment since our seven operating segments are in the technology sector and have similar operating activities. We decided this based on the type of products and services each company offers, which is software licensing and software maintenance, the nature of the production processes, which is issuing new software licenses to customers, the type or class of customer for their products and services, which is users of software, and the methods used to distribute their products and services, which is online delivery.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income, and expenses on transactions are eliminated on consolidation. Profits or losses resulting from intercompany transactions that are recognized in assets are also eliminated. The accounting policies of subsidiaries are consistent with the policies adopted by the Company.

The consolidated financial statements include financial statements of the Company and the subsidiaries listed below:

	Country of Incorporation	Economic interests
PacePlus, Inc.	United States of America	100%
SystemView, Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%
WorkAware, Inc.	United States of America	100%
ZenaPay, Inc.	United States of America	100%
TillerStack, GmbH.	Germany	100%
PsPortals, Inc.	United States of America	100%

Basis of measurement

The consolidated financial statements are prepared on an accrual basis and historical cost basis, except for certain financial instruments, which are measured at fair value. These consolidated financial statements are prepared and presented in Canadian dollar (“CAD”) and represented by a dollar sign ($). The functional currency of the Company is the Canadian dollar, and the functional currency of the subsidiaries is Canadian dollar, United States of America (“USD”) dollar, and euro. In addition to Canada, the Company has operations in the United States of America, Germany, and has sales offices related to the drones in Germany, Ireland, United Arab Emirates, United Kingdom. The Company is negotiating with potential clients in Europe, the Middle East, Asia and South America.

Significant accounting estimates and assumptions

These consolidated condensed financial statements were prepared in conformity with International Financial Reporting Standards, or IFRS. This requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date that could result in a material adjustment to the carrying value of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

Income taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carryforwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Business combinations

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable assets and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized.

Impairment of non-financial assets

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset specific risk factors.

Other significant judgments

−The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

−the classification of financial instruments;

−the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of accounts receivable;

−the determination of whether a set of assets acquired, and liabilities assumed constitute a business; and

−the determination of the functional currency of the company.

Foreign currency translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

The functional currencies for the parent company and each subsidiary are as follows:

Functional Currency
PacePlus, Inc.	United States of America dollar
SystemView, Inc.	United States of America dollar
ZigVoice, Inc.	United States of America dollar
WorkAware, Inc.	Canada dollar
ZenaPay, Inc.	United States of America dollar
TillerStack, GmbH.	Euro
PsPortals, Inc.	United States of America dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in other comprehensive income.

Functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

ZenaTech made company acquisitions in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, CAD or $, as listed on the https://www.poundsterlinglive.com.

3.SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements set out below have been applied consistently in all material respects.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. As of December 31, 2022, the Company did not have any cash equivalents.

Collection policy

When all collections activities are exhausted and an account receivable is deemed uncollected, the company creates a reserve in the allowance for doubtful accounts. Based on management experience, which may involve obtaining a legal opinion on its collectability, the company will then write off the amount uncollectible by reducing the allowance for doubtful accounts.

Long-term assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Product development costs

Product development costs are stated at cost of acquisition less accumulated depreciation and impairment losses. Depreciation is provided for on a straight-line basis over 5-15 years to write off the cost less estimated residual value of each asset over its expected useful life. The residual value is the estimated amount that would currently be obtained from disposal of the asset if the asset was already of the age and in the condition expected at the end of its useful life.

Fixed assets

Fixed assets are recorded at its acquisition cost, which includes the costs of bringing the equipment to the condition and location for its intended use. Fixed assets are depreciated using the straight-line method over the estimated useful life of the related asset. Our German fixed assets are depreciated according to the German fixed assets laws and then written off in five years. Our equipment includes computers and related equipment and has a useful life of five years.

Drone technology licensing

ZenaTech acquired the permanent licensing of drone technology patent number USD932369S1 in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Epazz, Inc, a related party, for $1,440,000 (notes 11 and 15).

Robotic Arm technology licensing

ZenaTech acquired the permanent licensing of the Robotic Arm technology in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Ameritek Ventures, Inc., a related party, for 3,500,000 at $0.24, or $840,000, of ZenaTech common shares and 7% of any and all sales. This asset is now part of the product development costs (notes 6, 11 and 15).

Intangible assets and goodwill

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates. We account for goodwill according to IFRS requirements.

Financial instruments

Classification

The Company classifies its financial assets in the following measurement categories:

•those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

Recognition and derecognition

Purchases and sales of financial assets in the normal course of business are recognized on trade date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether or not their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.  There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

FVOCI:  Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains or losses. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains or losses and impairment expenses are presented as separate line in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable. Impairment losses and reversal of impairment losses on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the common shares are issued.

Revenue

IFRS 15 – Revenue from contracts with customers

The Company earns its revenue from managing software derived from business-to-business or business-to-government operations. Revenue earned is usually paid at the beginning of the service period, which can be one month, three months, six months, or a year. The revenue is earned through the passage of time and recognized at the end of the reporting period. Any billed revenue but unearned as of the balance sheet date is recognized as deferred revenue. The Company’s software revenue, which comes from licensing, user and software agreements that are earned over a period of time, represents approximately 90%.

The Company also earns revenue from custom software programming. Most custom projects-oriented software programming are derived from upgrades to software or custom programming to existing software. These projects are small and will usually end within 2-6 weeks. These custom projects are paid 50% upfront and the second part of the revenue is earned at the end of the project. This is a small portion of the company’s revenue, approximately 10%.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the licensing of software services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sale of licenses

The Company designs and licenses various software programs to business enterprises, hospitals, and government and post-secondary institutions. Prior to shipment, each software product is tested extensively to meet Company specifications. The software is provided fully functional via a user platform with little or no installation and setup required. No other entities provide the same or largely interchangeable software.

Historically, the Company has never sold the software, but only provides licensing contracts. Most installations are performed by the Company within 7 to 24 days of contract signing and are included in the overall licensing price of the software, although there might be some additional programming or data conversion costs. In addition, the customer must pay for support contracts and training packages, depending on their desired level of service. The Company is the only manufacturer of this software and it only sells software on a standalone basis directly to the end user.

According to IFRS 8, paragraph 34, we have three major customers, and they are Liquid PC, Inc. with 16.2% sales, Unisys – MN with 15.27% sales and Wisconsin Crime Information Bureau with 15.9% sales for the year ended December 31, 2022.

Earnings or loss per share

Basic earnings or loss per share are computed by dividing the net earnings or loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share are computed similarly to basic earnings or loss per share except that the weighted average share outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Changes in accounting policies

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

The Company does not have any long-term leases as of December 31, 2022. The Company entered a pre-paid, one-year month-to-month rent in November 2021, which was renewed in December 2022. Since this is a pre-paid short-term lease, there is no contingent liability for this lease under IFRS 16.

4.ACQUISITIONS

ZenaTech made company acquisitions in United States dollars, or US dollars or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, CA dollars, or CAD, or $, as listed on the https://www.poundsterlinglive.com.

Acquisition of TillerStack, GmbH.

On January 14, 2021, the Company acquired TillerStack, GmbH., a revenue generating company based in Berlin, Germany. TillerStack offers field service management software solutions to businesses, which can be used on an enterprise drone, that helps field technicians assess repair and maintenance issues of hard-to-reach areas.

The purchase of TillerStack was a stock purchase agreement for which ZenaTech paid $1,250,000 USD, of which $625,000 USD was cash and issued a promissory note of $625,000 USD to Invigor Group Limited. The first payment for the promissory note was February 15, 2021. The note had a one-year term, had an interest at a rate of 1% per month and required ZenaTech to make payments of $44,370 USD per month until maturity. The note holder had an option to convert some or all of the note into ZenaTech, Inc. common shares up to five days before the monthly cash payment is due from ZenaTech, Inc., or its successor, at a United States dollar price equivalent to the Canadian dollar price at which the promoters/insiders are being issued common shares evidenced by their -2- subscription receipts, based on the published Bank of Canada daily exchange rate for the United States dollar (https://www.transferwise.com) on the day the promoters/insiders subscription receipts were issued (the “Conversion Price”). The note holder had a one-time option to convert up to $125,000 USD of the note into shares to be notified on or before the date of this Agreement. The minimum conversion amount of the note that could be converted into shares was $25,000 USD. No fractional shares were to be issued. The note holder had to send the notice of conversion to ZenaTech, Inc. ZenaTech, Inc’s transfer agent had to perform the conversion within 5 business days thereof and enter the converted shares on its books. In the event of a conversion of part of this note into stock, there was an adjustment made such that the outstanding amount amortized would be reduced by the conversion amount and be split evenly across the 12 monthly payments that remain due (note 9). The note was fully paid as of January 18, 2022.

The allocation of the purchase consideration is as follows:

Purchase consideration
Cash	$252,688
Promissory note	693,386
Net acquisition price, less cash paid in 2020	565,153
TOTAL	$1,511,227
Assets acquired
Net assets acquired	$(73,289)
Product development costs (note 6)	1,584,516
TOTAL	$1,511,227

During the year ending December 31, 2022, the Company paid the last installment of $ 60,846 of the note and had a currency exchange gain of $678.

During the year ending December 31, 2021, the Company paid Invigor Group Limited $576,858 USD or $720,091 and had an unrealized currency exchange gain of $5,060. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

Acquisition of PsPortals, Inc.

On January 7, 2022, with an effective date of December 31, 2021, ZenaTech acquired all stock of PsPortals, Inc., a Delaware, United States of America, corporation. PsPortals is a principal supplier of browser-based software applications for public safety. The Company paid $900,000 USD of which $450,000 USD was cash and issued a promissory note for $450,000 USD to its majority shareholder. The promissory note has terms of thirty-six months that begin January 1, 2022, and end December 31, 2024, and bears an interest of six percent (6%) per year.

The allocation of the purchase consideration is as follows:

Assets acquired
Cash	$567,975
Computers and equipment	44,798
Note receivable	63,195
Product development costs (Note 6)	1,048,782
Less liabilities assumed
Accounts payable	(1,721)
Deferred revenue	(595,860)
Net purchase price ($900,000 USD)	$1,127,169
Acquisition payment
Cash ($450,000 USD, less closing adjustment)	$558,414
Promissory note ($450,000 USD)	568,755
TOTAL	$1,127,169

As of December 31, 2022 the note payable balance was $418,567. The Company incurred currency exchange gain of $7,125 for the year ended December 31, 2022. On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

5.NOTES RECEIVABLE

The Now Corporation note

On January 5, 2019, the Company entered into a joint venture agreement with The Now Corporation (“Now”), a Nevada corporation focusing on the development and distribution of blockchain systems. The joint venture was formed to utilize the expertise of Now’s CEO, Ken Williams’ thirty years of systems development and systems security and has a fifteen-year initial term. He was to design a private network for blockchain related implementations that will add an extra layer of security to the blockchain nodes. By doing this, new private cyber coins can be issued on such private networks. All profits will be distributed equally amongst Now and the Company. Now issued a convertible note to the Company in the amount of $100,000 USD that carried interest at 8% per annum and had a 50% discount to market upon conversion to Now common stock shares. The note issued to the Company was compensation for programming and expertise work completed.

On April 14, 2019, Now purchased a 1% equity stake in the Company, which consisted of 99,858 shares, and issued the Company a convertible note in the amount of $350,000 USD at an interest rate of 8% per annum (note 11). The note was convertible to Now common shares at a 50% discount to the market.

The Now Corporation retired its $350,000 USD and $100,000 USD plus accrued interest notes in June 2022, through the cancellation of share ownership of 3,599,858 shares (note 11). The resulting transaction required a cash payment to Now Corporation of $25,000 USD made in July 2022. The Company incurred a foreign currency exchange gain of $13,853, with the same amount of $13,853 reclassified from foreign currency reserve to profit and loss.

During the years ended December 31, 2022, and 2021, the Company accrued interest income of $Nil, and $181,205, related to the note receivable from Now. This note is now retired.

The John Gray note

On January 7, 2022 with an effective date of December 31, 2021, the Company purchased PsPortals, Inc. With this purchase, ZenaTech also acquired a non-interest-bearing note receivable from John Gray, its former majority shareholder. As of December 31, 2022, the note payable had a balance of $33,322 USD, or $45,155. This note has monthly payments of $1,389 USD and no due date.

6.PRODUCT DEVELOPMENT COSTS

The amounts listed in the table below are historical amounts. As such, each type of software product development cost is presented in the acquired currency.

			Total		Total			Total	Net Book
	Asset		Costs	Additions	Costs	Amortization	Amortization	Amortization	Value
	Source	Currency	12/31/2021	2022	12/31/2021	12/31/2021	2022	12/31/2022	12/31/22
ZenaPay Wallet and Merchant Software	Developed internally	CAD	$ 28,746	$ –	$ 28,746	$ 22,996	$ 4,317	$ 27,313	$ 1,433
ZenaPay Plant Tracker Software	Developed internally	CAD	28,080	–	28,080	16,849	4,215	21,064	7,016
System View Software	Acquired – business combination	USD	40,190	–	40,190	23,453	6,012	29,465	10,725
ZigVoice Software	Acquired – business combination	USD	9,702	–	9,702	5,646	1,467	7,113	2,589
WorkAware Software	Acquired – business combination	CAD	396,600	–	396,600	36,962	19,830	56,792	339,808
TillerStack Software	Acquired – business combination	EURO	1,584,516	–	1,584,516	101,076	79,226	1,80,302	1,404,214
PsPortals Software	Acquired – business combination	USD	1,048,782	–	1,048,782	–	52,295	52,295	996,487
Robotic Arm Technology	Acquired separately	USD	–	840,000	840,000	–	–	–	840,000
Drone Development	Developed internally	CAD	–	792,168	792,168	–	–	–	792,168
Total			$3,136,616	$1,632,168	$4,768,784	$ 206,982	$ 167,362	$ 374,344	$4,394,440

As of December 31, 2022 the product development costs total $4,339,577 in the balance sheet including difference of $968 due to foreign currency adjustments to cost and intangible asset amortization. As of December 31, 2021 the product development costs total of $2,928,746 in the balance sheet includes a difference of $(888) due to foreign currency adjustments to cost and intangible asset amortization.

7.FIXED ASSETS

	As of	As of
	December 31,	December 31,
	2022	2021
Fixed assets:
Computers and equipment	$91,821	$79,655
Accumulated depreciation	(49,820)	(24,514)

Total fixed assets, net	$42,001	$55,141

Fixed assets have a currency adjustment of $(3,663) and depreciation expense had a foreign currency adjustment difference of $1,594 for the year ended December 31, 2022. The depreciation expense of $9,112 had a foreign currency adjustment difference of $245 for the year ended December 31, 2021.

8.GOODWILL

The Company recorded goodwill of $2,468,722 associated with the PacePlus acquisition. The asset is not being amortized for financial reporting purposes (note 17).

9.SHORT-TERM DEBT

The Company has a $100,000 USD line of credit with TD Bank though its PS Portals, Inc. subsidiary classified as short-term debt. The line of credit has a variable interest rate that is renewable annually. The current interest rate is 9.25%. The Company currently loaned $99,842 USD or $135,296. On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

10.LOANS PAYABLE

ZenaTech opened a few business lines of credit to gain access to short-term funding and support financing for operational expenses like supplies and payroll or purchase hardware components or third-party software licenses. The Company has amounts borrowed in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, or CA dollars or $, as listed on the https://www.poundsterlinglive.com.

	As of	As of
	December 31,	December 31,
	2022	2021
Balance of loans payable:
GG Mars Capital, Inc. (note 15)	$1,415,431	$1,762,465
Star Financial Corporation (note 15)	968,726	1,457,688
Cloud Builder, Inc. (note 15)	1,367,829	812,263
TillerStack, GmbH. acquisition note (note 4)	–	60,846
PsPortals, Inc. acquisition note (note 4)	418,567	568,755
WorkAware, Inc. acquisition note (note 4)	–	52,008
ProPal Investments, LLC (notes 15)	667,550	–
Total loans payable	$4,848,104	$4,714,025

Debt financing

From time-to-time, the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 15 below. The Company has a back-up, convertible lines of credit from related parties and others totaling $4,900,000 to cover the repayment of the current portion of long-term debt, should the Company need it.

Epazz, Inc. convertible line of credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025 and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default the agreement can be renewed for ten additional twelve-months periods. On October 25, 2020 Epazz and the Company agreed to convert USD$270,805 of this line of credit to 1,128,353 common shares at a price of $0.24 per share (notes 11 and 15).

As of December 31, 2022, the total amount available to borrow was $400,000 USD or $542,040. On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

There were no borrowings outstanding under this agreement as of December 31, 2022 and 2021, respectively.

GG Mars Capital, Inc. convertible line of credit

On August 1, 2019 the Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a $100,000 USD convertible revolving line of credit (note 15). The Company issued GG Mars Capital a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020 both parties agreed to increase the amount to $500,000 USD. On August 1, 2020 the Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022 GG Mars Capital converted $800,000 USD of the revolving line of credit debt into the Company’s common stock (notes 11 and 15).

As of December 31, 2022 out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $1,044,522 USD or $1,415,431, while the Company had accrued interest expense of $81,372. GG Mars Capital had an unrealized currency loss of $(92,559). On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD as listed on https://www.poundsterlinglive.com.

As of December 31, 2021 out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn on the note was $1,394,466 USD or $1,743,235, while the Company had accrued interest expense of $23,659. GG Mars Capital had an unrealized currency gain of $4,786. On December 31, 2021 the currency exchange rate was $1 USD to $1.2639 CAD as listed on https://www.poundsterlinglive.com.

Star Financial Corporation convertible line of credit

On August 1, 2019 the Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a $100,000 USD convertible revolving line of credit (Note 15). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020 both parties agreed to increase the amount to $500,000 USD. On August 1, 2020 the Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum. The principal amount of this loan shall be due and payable on July 31, 2022. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022 Star Financial Corporation converted $720,000 USD of the revolving line of credit debt into the Company’s common stock (notes 11 and 15).

As of December 31, 2022 out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $714,874 USD or $968,726, while the Company had accrued interest expense of $57,160. Star Financial Corporation had an unrealized currency loss of $(63,340). On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD as listed on https://www.poundsterlinglive.com.

As of December 31, 2021 out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn was $1,153,325 USD or $1,457,688, while the Company had accrued interest expense of $19,173. Star Financial Corporation had an unrealized currency gain of $4,782. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD as listed on https://www.poundsterlinglive.com.

Other Notes Payable

Cloud Builder, Inc. convertible line of credit

On August 1, 2019 the Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”), a related party, for a convertible revolving line of credit of $100,000 USD (note 15). Cloud Builder is controlled by the Company’s Chief Financial Officer. The Company issued Cloud Builder a promissory note for USD$100,000 and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable on the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Cloud Builder, Inc. has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. On August 1, 2020 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On October 18, 2021 ZenaTech started to use this line of credit. On February 1, 2022, Cloud Builder converted $640,000 USD of the revolving line of credit debt into the Company’s common stock (note 11).

As of December 31, 2022 out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $1,009,374 USD or $1,367,829, while the Company had accrued interest expense of $42,233. Cloud Builder had an unrealized currency loss of $(41,401). On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD as listed on https://www.poundsterlinglive.com.

As of December 31, 2021 out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn was $642,664 USD or $814,707. Cloud Builder had an unrealized currency gain of $2,444. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD as listed on https://www.poundsterlinglive.com.

WorkAware, Inc. note

On August 7, 2020 the Company acquired WorkAware software, customer lists, and fixed assets in an asset purchase for $250,000 cash and a two-year $150,000 amortizing note. The note has an interest rate of 6% and monthly payments of $6,648.

As of December 31, 2022 the Company had interest expense of $679 related to this note. As of December 31, 2021 the WorkAware note payable balance was $52,008 and the Company had accrued interest expense of $5,555 related to this note.

This note was fully paid in the fiscal year 2022.

TillerStack, Inc. note

On January 14, 2021 ZenaTech acquired the business of TillerStack, GmbH., a revenue generating company based in Berlin, Germany. The Company acquired all TillerStack outstanding stock for $1,250,000 USD and paid $625,000 USD in cash and issued a twelve-month promissory note to Invigor Group Limited for $625,000 USD with interest of 1% calculated monthly. This was a convertible note that has a beginning date of February 15, 2021 and a maturity date of February 15, 2022.

During the year ending December 31, 2022 the Company paid Invigor Group $60,846 USD or $82,453 and incurred a currency exchange gain of $679. On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

This note was fully paid in the fiscal year 2022.

During the year ending December 31, 2021, the Company paid Invigor Group Limited $576,858 USD or $729,091 and had an unrealized currency exchange gain of $5,060. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

PsPortals, Inc. note

On January 7, 2022, with an effective date of December 31, 2021, ZenaTech acquired all stock of PsPortals, Inc., a Delaware, United States of America, corporation for $900,000 USD. The Company paid $450,000 USD in cash and issued a three-year promissory note that began January 1, 2022, for $568,755 USD, which includes additional interest, has a interest of six percent (6%) per year, has a maturity date of December 31, 2024, and is payable to its former shareholders.

During the year ending December 31, 2022 the Company paid $184,253 USD or $294,681 to PsPortals former shareholders and had an unrealized currency exchange loss of $(34,065). On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

Propal Investments LLC loan

On December 15, 2022, the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC. Interest payments are due on the 10th of each month and the principal amount of the loan is due December 14, 2025. This loan carries 20 units and one unit contains $25000 USD of debenture, which equals to $ 500,000(principal). Each unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, and no prepayment penalty. Every $2.00 USD of debenture come with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director (note 15).

As of December 31, 2022 the Company incurred an unrealized currency exchange gain of $4,676 related to this loan.

11.SHARE CAPITAL

Authorized common stock and voting rights

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.05.

Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share ratably in all assets of the Company remaining after payment of all amounts due to creditors.

Issued and cancelled

On April 14, 2019, The Now Corporation purchased a 1% equity stake in the Company, which consisted of 99,858 shares of the Company common shares and issued the Company a convertible note in the amount of $350,000 USD at an interest rate of 8% per annum. This note was retired June 30, 2022, see below and note 5.

Issued and outstanding

On January 11, 2021 the Company issued 1,970,679 common shares of the Company to investors at $0.24 per share for cash.

As of December 31, 2021 the Company’s outstanding share capital was 91,348,952 common shares of stock.

On January 1, 2022 the Company issued 3,000,000 common shares of the Company to Shaun Passley, PhD, for Drone Technology at a price of $0.24 per share (note 15).

On January 1, 2022 the Company issued 3,000,000 common shares of the Company to Epazz, Inc. for Drone Technology at a price of $0.24 per share (note 15).

On January 6, 2022 the Company issued 3,500,000 common shares of the Company to Ameritek Ventures, Inc. for Permanent Licensing of the Robotic Arm Technology at a price of $0.24 per share (note 15).

On February 1, 2022 GG Mars Capital and the Company agreed to convert $800,000 USD dated August 1, 2019, into 1,000,000 shares of common stock of the Company at $0.80 per share (notes 9 and 14).

On February 1, 2022 Star Financial and the Company agreed to convert $720,000 USD dated August 1, 2019, into 900,000 shares of common stock of the Company at $0.80 per share (notes 9 and 14).

On June 30, 2022 The Now Corporation retired its $150,000 USD and $100,000 USD plus accrued interest notes through the cancellation of share ownership of 3,599,858 shares. The resulting transaction required a cash payment to Now Corporation of $25,000 US dollars made in July 2022 and resulted in a foreign currency exchange gain of $13,853 (note 5).

As of December 31, 2022 the Company’s outstanding share capital was 101,059,094 common shares of stock.

Warrants outstanding

On September 19, 2020 the Company issued 132,333 warrants upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.35 per share for a period of 2 years from the date that the shares are listed on a recognized stock exchange.

On December 15, 2022 the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC, with the principal amount of this loan due December 14, 2025 (note 9). This loan carries 20 units and one unit contains $25,000 USD of debenture, which equals to $500,000 (principal). Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. These warrants will cause dilution of about 2% after being exercised. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director (note 15).

12.STOCK COMPENSATION

The Company has a Compensation Package for Directors and Executives. Elements of compensation awarded to, earned by or paid to each of our directors and executive officers who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of December 31, 2022, the named executive officers of the Company were Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”).

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

During January 2022, the Company issued 1,110,000 common shares of the Company to its officers and board of directors at a price of $0.24 per share, representing compensation for their roles as officers and directors for the year ended December 31, 2021. No other compensation was provided to key management personnel for the year ended December 31, 2022 (note 15).

13.FINANCIAL INSTRUMENTS

The Company’s consolidated financial instruments include accounts receivable, accounts payable, a note receivable, and loans payable. The carrying value of accounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Risk exposure and management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations resulting in financial loss to the Company. Management believes the risk of loss to be minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. As of December 31, 2022, the Company had working capital of $4,223,809. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is not exposed to any significant liquidity risk.

Interest rate risk

Interest risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk.  The Company’s accounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in United States of America dollars.  The Company does not enter into derivative financial instruments contracts to mitigate foreign exchange risk.

14.CAPITAL MANAGEMENT

The Company has operations generating positive cash flow but still depends on financing through debt and equity to fund its long-term investments, primarily drone investment and distribution activities. The speed at which the Company will grow its drone sales will depend on the amount of financing the Company will be able to secure. The capital structure of the Company consists of shareholders’ equity, which is comprised of share capital and deficit. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends and is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the two years ended December 31, 2022.

15.RELATED PARTY TRANSACTIONS

We organized the related party transactions by total as of December 31, 2022 in the table below according with IAS 24, paragraph 18. Readers should refer to the footnotes following the table for a detailed description of all related party transactions.

Para 18	Related Party	Nature of the relationship	Information of the transaction	Total shares of common stock owned as of December 31, 2022	Total amount of transactions in US dollars as of December 31, 2022	Total outstanding balance as of 2022 in USD
1	Shaun Passley, PhD	CEO, Chairman of the BOD, controlling common stock ownership with Epazz	Stock ownership[1]	29,018,756	–	–
2	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Stock ownership[2]	29,803,808	–	–
3	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Service Revenue		$(270,000)	$(270,000)
4	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Programming costs		72,700	72,700
5	Epazz Research and Development Inc.	Subsidiary of Epazz, Inc., which has controlling common stock ownership together with Shaun Passley, PhD	Programming, support, marketing, salary and wages, and professional services[3]		240,411	240,411
6	Epazz Limited	Epazz, Inc. subsidiary	Office expenses in Ireland		57,861	57,861
7	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Note payable, currently not used		400,000	–
8	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Revolving line of credit (includes stock conversion)		(349,943)	1,044,522
9	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership	9,819,130
10	Vivienne Passley	Shaun Passley family member	Stock ownership	1,000
11	Fay Passley	Shaun Passley family member	Stock ownership	1,000
12	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Revolving line of credit (stock conversion)		$(438,450)	$714,874
13	Star Financial Corporation	Star Financial Corporation President. Shaun Passley's family member.	Stock ownership	9,900,691
14	James A. Sherman	Chief Financial Officer	Stock ownership	2,170,000

15	Craig Passley	Board member, Shaun Passley's family member	Stock ownership	560,001
16	Paul Piekos	Board member	Stock ownership	224,000
17	Thomas Burns	Board member	Stock ownership	224,000
18	Ameritek Ventures, Inc.	Shaun Passley, has ownership of Ameritek Ventures’ voting stock	Stock ownership[4]	3,500,000

1 – Includes stock issued in 2022 for Drone Technology, see ‘Other stock issuances’ below.

2 – Includes stock issued in 2022 for Drone Technology, see ‘Other stock issuances’ below.

3 – For itemized description by category, see ‘Other payments to affiliates’ below.

4 – Includes stock issued in 2022 for permanent licensing of the Robotic Arm Technology, see ‘Other stock issuances’ below.

There are no commitments, doubtful accounts, or provisions related to any of the outstanding balances due from the related parties listed above.

Stock ownership following company spin-off

On November 18, 2018, the Company was restructured as a way of stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. have common ownership of 58.2% of the Company’s common stock, as a result of the spin-off and subsequent common shares distributions.

Management services agreement

On November 18, 2018, in connection with the spin off, ZenaPay, entered into a management services agreement with Epazz pursuant to which Epazz agreed to provide certain management services to ZenaPay, including for labor, office space, hosting, travel, banking and business development, and ZenaPay agreed to pay Epazz a 45 percent markup on all expenses incurred in providing the services to ZenaPay. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement, ZenaPay agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services under the agreement to ZenaPay, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support and management fees. The Company will realize this asset through services rendered by Epazz during 2023 and 2024.

Under this agreement the Company pays Epazz for certain management, programming, support, and various office operating costs. These costs are recorded as programming and support fees on the statement of net loss. The Company received $270,000 USD from Epazz, Inc. for network support and conversion fees for 2022. ZenaTech paid $60,000 USD to Epazz for programming and support fees for the year ended December 31, 2021.

Directors’ stock compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

During January 2022, the Company issued 1,110,000 common shares of the Company to its officers and board of directors at a price of $0.24 per share, representing compensation for their roles as officers and directors for the year ended December 31, 2021. No other compensation was provided to key management personnel for the year ended December 31, 2022 (note 11).

Advance to affiliate for future services

As an operation process, ZenaTech advances funds to Epazz, Inc. These funds are related to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. Epazz is paying for product development costs, professional fees, wages and benefits, and other general and administrative costs. Funds are settled on a daily or weekly basis. The Company has the right to enforce repayment of these funds from Epazz.

The total advances to Epazz for future services as of December 31, 2022, was $4,836,623. Of this amount, $2,500,000 is included in current assets, and $2,336,623 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company.

The total advances to Epazz for future services as of December 31, 2021, was $2,308,232. Of this amount, $2,308,232 is included in the current assets, and $Nil is included in the long-term assets.

Other payments to affiliates

The Company made the following payments during the fiscal year 2022 for drone-related costs to Epazz, Inc. or its subsidiaries, Epazz Research and Development, Inc. and Epazz Limited.

•The Company paid $72,700 USD to Epazz, Inc. for programming costs for the drone.

•ZenaTech paid $109,850 USD to Epazz Research and Development Inc. for programming and drone development.

•The Company paid $57,861 USD to Epazz Limited for subcontractor salaries and office expenses.

Stock conversions

On February 1, 2022, Cloud Builder, Inc. and the Company agreed to convert $640,000 USD of the revolving line of credit dated August 1, 2019, into 800,000 shares of common stock at $0.80 per share (notes 9 and 11).

On February 1, 2022, GG Mars Capital, Inc. and the Company agreed to convert $800,000 USD of the revolving line of credit dated August 1, 2019, into 1,000,000 shares of common stock at $0.80 per share (notes 9 and 11).

On February 1, 2022, Star Financial Corporation and the Company agreed to convert $720,000 USD of the revolving line of credit dated August 1, 2019, into 900,000 shares of common stock at $0.80 per share (notes 9 and 11).

Debt financing

From time-to-time we have received and repaid loans from our CEO and his immediate family members to fund operations. These related party debts are fully disclosed in Note 9 and below. The Company has a back-up, lines of credit from related parties totaling $4,900,000 to cover the repayment of the current portion of long-term debt, should the Company need it.

Epazz, Inc. revolving line of credit

On June 1, 2018, the Company and Epazz, Inc., a related party, entered into a line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods. On October 25, 2020, Epazz and the Company agreed to convert $270,805 USD of this line of credit to 1,128,353 common shares at a price of $0.24 per share (notes 11 and 14).

As of December 31, 2022 the total amount available to borrow was $400,000 USD or $542,040. On December 31, 2022 the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

GG Mars Capital, Inc. revolving line of credit

On August 1, 2019, the Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a $100,000 USD revolving line of credit (note 15). The Company issued GG Mars Capital a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $295,000

USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, GG Mars Capital converted $800,000 USD of the revolving line of credit debt into the Company’s common stock (notes 11 and 15).

As of December 31, 2022, out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $1,044,522 USD or $1,415,431, while the Company had accrued interest expense of $81,372. GG Mars Capital had an unrealized currency loss of $(92,559). On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2021, out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn on the note was $1,394,466 USD or $1,743,235, while the Company had accrued interest expense of $23,659. GG Mars Capital had an unrealized currency gain of $4,786. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

Star Financial Corporation revolving line of credit

On August 1, 2019, the Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a $100,000 USD revolving line of credit (Note 15). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum. The principal amount of this loan shall be due and payable on July 31, 2022. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, Star Financial Corporation converted $720,000 USD of the revolving line of credit debt into the Company’s common stock (notes 11 and 15).

As of December 31, 2022, out of the total amount available to borrow of $2,000,000 USD or $2,710,200, the amount drawn was $714,874 USD or $968,726, while the Company had accrued interest expense of $57,160. Star Financial Corporation had an unrealized currency gain of $63,340. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed on https://www.poundsterlinglive.com.

As of December 31, 2021, out of the total amount available to borrow of $2,000,000 USD or $2,527,800, the amount drawn was $1,153,325 USD or $1,457,688, while the Company had accrued interest expense of $19,173. Star Financial Corporation had an unrealized currency gain of $4,782. On December 31, 2021, the currency exchange rate was $1 USD to $1.2639 CAD, as listed on https://www.poundsterlinglive.com.

Propal Investments LLC loan

On December 15, 2022, the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC. Interest of 14% accrues monthly and the principal amount of the loan is due December 14, 2025. This loan carries 250,000 warrants, each exercisable into one Unit of $25,000 USD of debenture (notes 9 and 10). Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director.

As of December 31, 2022, the Company incurred an unrealized currency exchange gain of $4,676 related to this loan.

Other stock issuances

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Shaun Passley, PhD. for Drone Technology at a price of $0.24 per share (notes 11 and 17).

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Epazz, Inc. for Drone Technology at a price of $0.24 per share (notes 11 and 17).

On January 6, 2022, the Company issued 3,500,000 common shares of the Company to Ameritek Ventures, Inc., a related company, for the Permanent Licensing of the Robotic Arm Technology at a price of $0.24 per share (notes 6 and 10). Shaun Passley and Epazz, Inc. own one hundred percent of the Ameritek Ventures, Inc. control voting shares. Shaun Passley owns all of Epazz, Inc.’s voting stock, and together they own the Company’s voting stock.

16.SEGMENTED INFORMATION

The Company had no operating segment information during the years ended December 31, 2022 and 2021, respectively. All of the Company’s business activity is considered one and included in the same financial segment.

17.SUPPLIMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the years ended
	December 31,	December 31,
	2022	2021
Cash interest paid	$37,303	$50,482
Non-cash activity:
Drone technology (notes 3, 11 and 15)	1,440,000	–
Robotic Arm technology (notes 3, 11 and 15)	840,000	–
Long-term debt converted to common stock (notes 11, 15)	2,160,000	–
Stock issued for professional services (notes 11, 15)	$266,400	$–

18.INCOME TAXES

The Company’s provision for income taxes differs from amounts computed by applying the combined Canadian federal and provincial tax rates, as a result of the following:

	For the years ended
	December 31,	December 31,
	2022	2021
Loss before income taxes	$(36,415)	$(276,692)

Expected income tax recovery	(29,474)	(54,830)
Permanent differences	29,474	54,830
Change in deferred tax liability	5,764	5,763
Income tax benefit	$5,764	$5,763

The tax effects of temporary timing differences that give rise to the deferred tax liability is as follows:

	As of
	December 31,	December 31,
	2022	2021
Product development costs	$4,172	$9,936
Permanent differences	$4,172	$9,936

The Company recorded goodwill of $2,468,722 associated with the PacePlus acquisition. The asset is not being amortized for financial reporting purposes. The asset is being amortized over a period of twenty years for income tax purposes. This would generally give rise to a long-term deferred tax asset when companies have taxable income. Since ZenaTech did not anticipate having taxable income, the Company did not make a reserve for this asset. As such, the deferred tax asset has not been recognized.

19.SUBSEQUENT EVENTS

None.

20.MANAGEMENT EXPLANATORY PARAGRAPHS

In response to ZenaTech, Inc. filing of the Prospectus Long Form, SEDAR Project No. 06005267 from August 2, 2023 and following the comments and instructions from the Ontario Securities Commission Letter dated August 25,023, we made some changes to the previous financial statements as clarifications.

On the 2022 balance sheet the Company now shows the advance to affiliate for future services split into a short-term asset and a long-term asset. There is no change for 2021 for this asset. On the balance sheet and in the statement of retained earnings we deleted the word 'patent’ to read Drone technology.

We updated footnote 15 and now show that the advance to affiliate for future services will only be paid in services. On the 2021 statement of cash flows the change in advance to affiliate for future services of $(2,073,965), which was classified under the financing activities was moved to operating activities under “advance to the affiliate for future services”. As a result, the total Cash provided by operating activities became $(2,001,434). We relabeled the field Change in line of credit to Borrowings under line of credit and changed this amount to $3,330,236. As a result, the total Cash provided by financing activities became $3,101,498.

In footnote 2, Basis of Compliance under Statement of compliance we added an explanatory paragraph clarifying that expenses are categorized based on function, in compliance with IAS 1. In footnote 3, Significant Accounting Policies, we updated the drone technology note and created a Robotic Arm technology note. In footnote 4, Acquisitions, we changed the presentation of the table showing the PsPortals acquisition. We deleted the word patent for the label Robotic Arm Technology in the financial statements and in footnote 6, Product Development Costs we classified the label PacePlus software as Drone Development.

We have a new footnote to describe the Short-Term Debt, see footnote 9.

We revised the first paragraph of the footnote 15, Related Party Transactions to show that the numbers in the tables are totals as of the balance sheet date, revised column headers to show the same, added superscript numbers to Shaun Passley, PhD, Epazz, Inc. and Ameritek Ventures, Inc. to cross-reference them to the ‘Other stock issuances’ header in the same footnote. Still in footnote 15, under the Management Services Agreement header we updated the description of payments to and from Epazz, Inc. Under the Advance to affiliate for future services header, we removed the word cash since Epazz, Inc. will pay back this amount in services. We extended the paragraph to define the amount owed, when it is due and now show that this amount is split into short-term advance to affiliate for future services and long-term advance to affiliate for future services. This split is based on what the Company believes will be utilized in the next year.

In response to ZenaTech, Inc. filing of the Prospectus Long Form, SEDAR Project No. 06005267 from August 2, 2023 and following the comments and instructions from the Ontario Securities Commission Letter dated September 21, 2023, we made some changes to the previous financial statements approved as clarifications.

In the statement of cash flows for both year-ended December 31, 2022, and 2021, we moved the category advance to affiliate for future services from the operating activities to the financing activities section since this is its appropriate treatment. We then updated the appropriate subtotals for each section.

In note 15, Related Party Transactions, we updated the description and total for item 5 in the table, then added a superscript to show how we arrived at the total. We also updated the ‘Advance to affiliate for future services’ section.

Signature Certificate

Reference number: TYXEG-Y9O2I-BFBOO-MEOZV

Signer	Timestamp	Signature
Craig Passley Email: craigpassley@gmail.com		
Sent:	25 Oct 2023 17:08:26 UTC	
Viewed:	25 Oct 2023 18:23:23 UTC	
Signed:	25 Oct 2023 18:24:08 UTC	
Recipient Verification:		IP address: 172.59.188.64
✔Email verified	25 Oct 2023 18:23:23 UTC	Location: Chicago, United States
James Sherman Email: jims@advocatecpa.net		
Sent:	25 Oct 2023 17:08:26 UTC	
Viewed:	25 Oct 2023 20:44:36 UTC	
Signed:	25 Oct 2023 20:45:33 UTC	
Recipient Verification:		IP address: 162.245.29.34
✔Email verified	25 Oct 2023 20:44:36 UTC	Location: Joliet, United States

Document completed by all parties on:
25 Oct 2023 20:45:33 UTC

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BANSAL & CO LLP
New Delhi
Chartered Accountants

A-6, Maharani Bagh
New Delhi-110065
Ph. : 011-41626470-71
Mob. : 9810939245
E-mail : info@bansalco.com
Website : www.bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

INDEPENDENT PRACTITIONER'S REVIEW ENGAGEMENT REPORT AMENDED

To the Shareholders of ZenaTech, Inc. (formerly ZenaPay, Inc.)

We have reviewed the accompanying consolidated financial statements of ZenaTech, Inc. and its subsidiaries (together "the Company") that comprise the consolidated balance sheet as of June 30, 2023, and the consolidated statements of income, retained earnings, and cash flows for the period then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Practitioner's Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review. We conducted our review in accordance with Canadian generally accepted standards for review engagements, which require us to comply with relevant ethical requirements.

A review of consolidated financial statements in accordance with Canadian generally accepted standards for review engagements is a limited assurance engagement. The practitioner performs procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, applying analytical procedures, and evaluating the evidence obtained.

The procedures performed in a review are substantially less in extent than and vary in nature from, those performed in an audit conducted in accordance with Canadian generally accepted auditing standards. Accordingly, we do not express an audit opinion on these consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2023, and the consolidated results of its operations and its consolidated cash flows for the year then ended in accordance with IFRS.

Emphasis of Matter

We place on record the review report issued on August 3rd,2023, and the amended review report issued on September 1st,2023 with this amended review report.
In the amended review report, we draw attention to Note 20 of the notes to consolidated financial statements as of June 30, 2023, which extensively discusses the changes made in the consolidated financial statements as of June 30, 2023, as clarification in response to Ontario Securities Commission Letter dated August 25, 2023, and as clarification in response to Ontario Securities Commission Letter dated September 21st, 2023.

BANSAL & CO LLP New Delhi Chartered Accountants

1/2

Mumbai : Premises No. 7 & 8, Ground Floor, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, Mob.: +91 9971490195
Bhopal : Nyaya Sangat, E-7/119, IInd Floor, Lala Lajpat Rai Society, Arera Colony, Bhopal-462016 (MP) Ph. : 0755-4076725, 2769224/5, Mob.: +91 9810008918

ZenaTech, Inc.

Consolidated Statements of

Financial Position

For the six months Ended June 30, 2023

and June 30, 2022

Expressed in Canadian dollars

Unaudited

ZenaTech, Inc.

Consolidated Statement of Financial Position

Expressed in Canadian dollars

Unaudited

		As of	As of
		June 30,	December 31,
	Notes	2023	2022
Assets
Current assets
Cash	3	$15,829	$200,792
Accounts receivable, net	3	745,305	121,116
Short-term advance to affiliate for future services	15	2,500,000	2,500,000
Other current assets		30,074	49,800
Total current assets		3,291,208	2,871,708
Long–term assets
Notes receivable	5	32,975	45,155
Long-term advance to affiliate for future services	15	3,357,375	2,336,623
ROU asset, net	3	279,072	–
Product development costs, net	3,4, 6	4,566,886	4,339,577
Fixed assets, net	7	34,718	42,001
Patent drone technology	3, 11, 15	1,440,000	1,440,000
Goodwill	8	2,468,722	2,468,722
Total long–term assets		12,179,748	10,672,078

Total assets		$15,470,956	$13,543,786
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$200,925	$157,311
Lease liability, short-term	3	49,586	–
Deferred revenue	3	800,169	827,211
Lines of credit		132,192	135,296
Total current liabilities		1,182,872	1,119,818
Long–term liabilities
Loans payable	10	6,809,503	4,848,104
Deferred tax liability	3	2,075	4,172
Lease liability, long-term	3	221,806	–
Total long–term liabilities		7,033,384	4,852,276
Total liabilities		8,216,256	5,972,094
Shareholders’ equity
Share capital	11	5,052,955	5,052,955
Contributed surplus		6,345,940	6,345,940
Foreign currency translation reserve loss	3	(39,580)	(26,344)
Accumulated deficit		(4,104,615)	(3,800,858)
Total shareholders’ equity		7,254,700	7,571,692

Total liabilities and shareholders’ equity		$15,470,956	$13,543,786

The accompanying notes are an integral part of these financial statements.

For Bansal & Co., LLP	For ZenaTech, Inc.
Chartered Accountants	Approved on behalf of the Board of Directors

S.K. Bansal	James A. Sherman	Craig Passley
Partner	Chief Financial Officer	Director
Date: October 26, 2023	Date: October 25, 2023	Date: October 25, 2023
Place: New Delhi, India	Place: Naperville, Illinois	Place: Vernon Hills, Illinois
	United States of America	United States of America

ZenaTech, Inc.

Consolidated Income Statements of Comprehensive Loss

Expressed in Canadian dollars

For the six months ended June 30, 2023, and 2022

Unaudited

	For the three months period		For the six months period
	April - June		ended June 30
	2023	2022	2023	2022

Revenue	$452,387	$801,070	$857,230	$1,577,714

General and administrative expenses
Amortization and depreciation (notes 3, 6, and 7)	61,541	63,100	119,172	123,438
Bad debts (note 3)	–	55,398	–	55,398
Finance expenses (note 13)	111,096	46,748	200,768	100,365
Programming and support fees	38,039	139,686	131,220	252,658
Professional fees	28,651	32,627	86,897	38,444
Wages and benefits (note 3)	293,530	365,609	423,252	793,657
Stock–based compensation (note 12)	–	–	–	266,400
General, administrative, and other	112,510	60,405	195,098	152,928

Total general and administrative expenses	645,367	763,573	1,156,407	1,783,288

Net income (loss) before other income (expenses)	(192,980)	37,497	(299,177)	(205,574)

Other income (expenses)
Interest income (expense)	–	15,503	–	29,820
Foreign currency exchange (loss)/gain	15,868	21,589	(6,678)	17,357
Income tax recovery (expense) (note 18)	1,050	1,442	2,097	2,871

Net income (loss) for the period	(176,062)	76,031	(303,758)	(155,526)

Other comprehensive items
Foreign currency translation reserve gain/(loss)	(2,870)	(21,273)	(13,235)	963

Comprehensive income (loss) for the period	$(178,932)	$54,758	$(316,993)	(154,563)

Basic and diluted loss per common share	$(0.00)	$0.00	$(0.00)	(0.00)

Weighted average number of common shares outstanding	101,059,094	101,059,094	101,059,094	101,059,094

The accompanying notes are an integral part of these financial statements.

ZenaTech, Inc.

Consolidated Statements of Changes in Shareholder’s Equity (Deficiency)

Expressed in Canadian Dollars

For the six months ended June 30, 2023, and 2022

Unaudited

	Common	Common	Contributed	Foreign	Accumulated	Total
	Shares	Shares	surplus	currency	deficit	shareholder
	Number	Amount		translation		equity
Balance, December 31, 2021	91,348,952	$4,567,448	$2,922,235	$(32,971)	$(3,815,134)	$3,641,578
Shares issued Drone Technology Patent	6,000,000	300,000	1,140,000	–	–	1,440,000
Shares issued for services	1,110,000	55,500	210,900	–	–	266,400
Shares issued for Robotic Arm Patent	3,500,000	175,000	665,000	–	–	840,000
Shares issued for LOC conversion	2,700,000	135,000	2,025,000	–	–	2,160,000
Paul Khan (shares cancellation to settle NOW Corp. loan)	(3,500,000)	(175,000)	(617,195)	–	–	(797,188)
NOW Corporation (shares cancellation to settle NOW loan)	(99,858)	(4,993)	n/a	–	–	n/a
Foreign currency translation reserve	–	–	–	963	–	963
Net income	–	–	–	–	(155,526)	(155,526)
Balance, June 30, 2022	101,059,094	5,052,955	6,345,940	(32,008)	(3,970,660)	7,396,226
Balance, December 31, 2022	101,059,094	5,052,955	6,345,940	(26,344)	(3,800,858)	7,571,691
Foreign currency translation reserve	–	–	–	(13,235)	–	(13,235)
Net loss – six months ended June 30, 2023	–	–	–	–	(303,758)	(303,758)
Balance, June 30, 2023	101,059,094	5,052,955	6,345,940	(39,580)	(4,104,615)	7,254,700

The accompanying notes are an integral part of these financial statements.

ZenaTech, Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

For the six months ended June 30, 2023, and 2022

Unaudited

	For the six months ended
	June 30,	June 30,
	2023	2022
Operating Activities
Net income (loss) for the period	$(303,758)	$(155,526)
Item not affecting cash:
Amortization and depreciation	119,172	123,438
Deferred income tax expense	(2,097)	(2,871)
Finance expenses	140,278	100,365
Stock–based compensation	–	266,400
Interest income	–	(29,820)
Changes in non–cash working capital:
Accounts receivable	(624,189)	(870,949)
Other current assets	19,726	5,034
Accounts payable and accrued liabilities	39,598	(83,888)
Deferred revenue	(27,042)	547,332
Cash (used in) provided by operating activities	(638,312)	(100,485)
Investing Activities
Purchase of equipment	–	(7,737)
Note receivable - principal	11,170	7,765
Product development costs	(354,807)	(311,913)
Net cash received for PsPortals acquisition	–	(558,414)
Cash provided by (used in) investing activities	(343,637)	(870,299)
Financing activities
Advance to affiliate for future services	(1,020,752)	(651,847)
Change under lines of credit, net	2,030,539	700,507
Long-term lease obligation	(13,147)	–
Stock & NOW note cancellation	–	(32,185)
Repayment of long-term debt	(81,918)	(172,093)
Cash (used in) provided by financing activities	914,722	(155,645)
Effect of foreign currency exchange on cash	(117,736)	(48,697)
Change in cash	(184,963)	1,175,126
Cash, beginning of the year	200,792	1,197,370
Cash, end of year	$15,829	$22,244
Cash and cash equivalents consist of the following:
Cash held in banks	$15,829	$22,244

The accompanying notes are an integral part of these financial statements.

1.NATURE OF OPERATIONS

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America, on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

The Company is not currently a reporting issuer in any jurisdiction and none of its securities are currently listed or quoted for trading on any stock exchange.

ZenaTech, Inc. is an enterprise software technology company specializing in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. The Company, through its wholly owned subsidiaries, currently conducts business in the operating segments listed below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British of Columbia, Canada, company, provides cryptocurrency wallets and cloud-based enterprise software solutions for e-commerce industry,

•PacePlus, Inc.(“PacePlus”), a Wyoming, United States of America (“USA”), company, provides cloud-based enterprise software solutions for the medical records industry, with its subsidiaries,

oSystemView, Inc. (“SystemView”), a Wyoming, USA, company, provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”), a Wyoming, USA, company, provides software solutions for the contact center industry,

•WorkAware, Inc. (“WorkAware”), a British of Columbia, Canada, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services,

•TillerStack, GmbH. (“TillerStack”), a German company, provides cloud-based enterprise field service management software and mobile solutions for a variety of industries,

•ZenaDrone, Inc. (“ZenaDrone”), a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited (“ZenaDrone Ltd”), an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority,

oZenaDrone Manufacturing, Inc, an Arizona Corporation, established to manufacture drones in the United States of America,

•PsPortals, Inc. (“PsPortals”), provides browser-based enterprise software applications for public safety, and,

•ZenaDrone, Trading LLC (“ZenaDrone LLC”) a United Arab Emirates (“UAE”) company, established in the Middle East for the drone commercial, marketing and sales drone operations, and its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) a UAE company, established in the Middle East for the manufacturing of drones and batteries.

ZenaDrone LLC with its subsidiary ZenaDrone FZE, collectively ZenaDrone, are operating in the drone industry and have separate production processes, customers, and sales distribution systems. ZenaDrone will be a separate financial reporting segment in 2023, when it will have revenue. For the first two quarters ending June 30, 2023, the ZenaDrone entities were a cost center.

Today, ZenaTech, Inc. is a group of companies that provides various world-class software for cryptocurrency, cloud-based enterprise software solutions for the medical records industry and cloud-based enterprise safety and compliance management software for field management for a variety of industries, including agriculture. The Company is branching into the drone manufacturing industry.

We prepared these consolidated financial statements under a going concern basis, which presume that the Company will be able to realize its assets and discharge of its liabilities in the normal course of business for the foreseeable future. As of June 30, 2023, the Company had an accumulated deficit of $(4,104,615), while as of December 31, 2022, the Company had an accumulated deficit of $(3,800,858). As of June 30, 2023, the working capital was $2,108,336 while as of December 31, 2022, the working capital was $1,751,890. Working capital is current assets minus current liabilities.

2.BASIS OF PREPARATION

Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). These policies have been consistently applied to all years presented, unless otherwise stated.

Expenses in the income statement are categorized based on their function within the Company in compliance with IAS 1.

The interim consolidated financial statements have been authorized by the Company’s Board of Directors on August 2, 2023. The amended interim consolidated financial statements have been authorized by the Company’s Board of Directors on August 31, 2023. The amended interim consolidated financial statements have been authorized by the Company’s Board of Director’s on October 25, 2023.

Basis and principle of consolidation

We consolidated financial statements reports for all the software-provider companies for the first two quarters 2023 and the fiscal year 2022 according to IFRS 8, paragraph 22. We have only one reportable segment since our seven operating segments are in the technology sector and have similar operating activities. We decided this based on the type of products and services each company offers, which is software licensing and software maintenance, the nature of the production processes, which is issuing new software licenses to customers, the type or class of customer for their products and services, which is users of software, and the methods used to distribute their products and services, which is online delivery.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income, and expenses on transactions are eliminated on consolidation. Profits or losses resulting from intercompany transactions that are recognized in assets are also eliminated. The accounting policies of subsidiaries are consistent with the policies adopted by the Company.

The consolidated financial statements include financial statements of the Company and the subsidiaries listed below:

	Country of Incorporation	Economic interests
PacePlus, Inc.	United States of America	100%
SystemView, Inc.	United States of America	100%
ZigVoice, Inc.	United States of America	100%
WorkAware, Inc.	United States of America	100%
ZenaPay, Inc.	United States of America	100%
TillerStack, GmbH.	Germany	100%
PsPortals, Inc.	United States of America	100%

Basis of measurement

The consolidated financial statements are prepared on an accrual basis and historical cost basis, except for certain financial instruments, which are measured at fair value. These consolidated financial statements are prepared and presented in Canadian dollar (“CAD”) and represented by a dollar sign ($). The functional currency of the Company is the Canadian dollar, and the functional currency of the subsidiaries is Canadian dollar, United States of America (“USD”) dollar, and euro. In addition to Canada, the Company has operations in the United States of America, Germany.

The Company has a manufacturing facility in Dubai, UAE. The Company plans to open a manufacturing facility in Nevada, USA, and sales offices related to the drones in Germany, Ireland, United Arab Emirates, and United Kingdom. The Company is negotiating with potential drone clients in Europe, the Middle East, Asia and South America.

Significant accounting estimates and assumptions

These consolidated condensed financial statements were prepared in conformity with International Financial Reporting Standards, or IFRS. This requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position reporting date that could result in a material adjustment to the carrying value of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

Income taxes

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carryforwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Business combinations

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable assets and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, acquisition considerations are allocated to assets acquired and liabilities assumed on a relative fair value basis and no goodwill is recognized.

Impairment of non-financial assets

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset specific risk factors.

Other significant judgments

−The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

−the classification of financial instruments;

−the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of accounts receivable;

−the determination of whether a set of assets acquired, and liabilities assumed constitute a business; and

−the determination of the functional currency of the company.

Foreign currency translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses denominated in a foreign currency are translated at the monthly average exchange rate. Gains and losses resulting from the translation adjustments are included in income.

The functional currencies for the parent company and each subsidiary are as follows:

Functional Currency
PacePlus, Inc.	United States of America dollar
SystemView, Inc.	United States of America dollar
ZigVoice, Inc.	United States of America dollar
WorkAware, Inc.	Canada dollar
ZenaPay, Inc.	United States of America dollar
TillerStack, GmbH.	Euro
PsPortals, Inc.	United States of America dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translating foreign operations in other comprehensive income.

Functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

ZenaTech made company acquisitions in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canadian dollars, CAD or $, as listed on the https://www.poundsterlinglive.com.

3.SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements set out below have been applied consistently in all material respects.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of six months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. As of June 30, 2023, the Company did not have any cash equivalents.

Collection policy

When all collections activities are exhausted and an account receivable is deemed uncollected, the company creates a reserve in the allowance for doubtful accounts. Based on management experience, which may involve obtaining a legal opinion on its collectability, the company will then write off the amount uncollectible by reducing the allowance for doubtful accounts.

Long-term assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash   expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

Product development costs

Product development costs are stated at cost of acquisition less accumulated depreciation and impairment losses. Depreciation is provided for on a straight-line basis over 5-15 years to write off the cost less estimated residual value of each asset over its expected useful life. The residual value is the estimated amount that would currently be obtained from disposal of the asset if the asset was already of the age and in the condition expected at the end of its useful life.

Fixed assets

Fixed assets are recorded at its acquisition cost, which includes the costs of bringing the equipment to the condition and location for its intended use. Fixed assets are depreciated using the straight-line method over the estimated useful life of the related asset. Our German fixed assets are depreciated according to the German fixed assets laws and then written off in five years. Our equipment includes computers and related equipment and has a useful life of five years.

Drone technology

ZenaTech acquired the permanent licensing of drone technology patent number USD932369S1 in January 2022. We plan to use this licensing for drone development. This was an asset purchase paid in stock to Epazz, Inc. for $1,440,000.

Robotic Arm technology

ZenaTech acquired the permanent licensing of the Robotic Arm technology in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Ameritek Ventures, Inc., a related party, for 3,500,000 at $0.24, or $840,000, of ZenaTech common shares and 7% of any and all sales.

Intangible assets and goodwill

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

Intangible assets with finite useful lives are amortized on a straight-line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates. We account for goodwill according to IFRS requirements.

Financial instruments

Classification

The Company classifies its financial assets in the following measurement categories:

•those to be measured subsequently at fair value (either through OCI or through profit or loss), and

•those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

Recognition and derecognition

Purchases and sales of financial assets in the normal course of business are recognized on trade date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether or not their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.  There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

FVOCI:  Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains or losses. Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains or losses and impairment expenses are presented as separate line in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable. Impairment losses and reversal of impairment losses on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the common shares are issued.

Revenue

IFRS 15 – Revenue from contracts with customers

The Company earns its revenue from managing software derived from business to business or business to government operations. Revenue is usually billed and collected at the beginning of the service period, which can be one month, three months, six months, or a year. The revenue is earned through the passage of time and recognized at the end of the reporting period. Any amount billed to customers for which services have not yet been provided is recorded as deferred revenue, which is a current liability on the balance sheet. The Company’s software revenue, which comes from licensing, user and software agreements that are earned over a period of time, represents approximately 90%.

The Company also earns revenue from custom software programming. Most custom projects-oriented software programming are derived from upgrades to software or custom programming to existing software. These projects are small and will usually end within 2-6 weeks. These custom projects are paid 50% upfront and the second part of the revenue is earned at the end of the project. This is a small portion of the company’s revenue, approximately 10%.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the licensing of software services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sale of licenses

The Company designs and licenses various software programs to business enterprises, hospitals, and government and post-secondary institutions. Prior to shipment, each software product is tested extensively to meet Company specifications. The software is provided fully functional via a user platform with little or no installation and setup required. No other entities provide the same or largely interchangeable software.

Historically, the Company has never sold the software, but only provides licensing contracts. Most installations are performed by the Company within 7 to 24 days of contract signing and are included in the overall licensing price of the software, although there might be some additional programming or data conversion costs. In addition, the customer must pay for support contracts and training packages, depending on their desired level of service. The Company is the only manufacturer of this software and it only sells software on a standalone basis directly to the end user.

According to IFRS 8, paragraph 34, we have three major customers, and they are Liquid PC, Inc. with 34% sales, Unisys – MN with 18% sales and Wisconsin Crime Information Bureau with 33% for the six months ended June 30, 2023.

Liquid PC, Inc. with 16.2% sales, Unisys – MN with 15.27% sales and Wisconsin Crime Information Bureau with 15.9% sales were the three major customers for the year ended December 31, 2022.

Earnings or loss per share

Basic earnings or loss per share are computed by dividing the net earnings or loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share are computed similarly to basic earnings or loss per share except that the weighted average share outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Changes in accounting policies

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for reporting periods beginning on or after January 1, 2019, with early application permitted.

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU”) asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

ZenaTech had a prepaid month-to-month lease, which expired mid-June, 2023. The Company has since changed locations and entered a long-term lease contract starting end of June, 2023. The lease contract is non-cancellable for an initial 5-year term and then can be extended up to 25 years, per agreement.

Lease liability

Maturity analysis
Contractual undiscounted cash flows (USD)
Less than a year	$49,586
One to five years	187,228
More than 5 years	–
Total undiscounted as of June 30, 2023	$235,968

Lease liabilities included in the financial statement as of June 30, 2023	$204,854
Current	37,429
Non-current	$167,425

ROU Asset

In USD
ROU assets added during the period	$213,860
Amortization	(3,208)
Total ROU Asset	$210,652

Account name change

The Company changed the account name from Salaries and benefits to Wages and benefits, which better reflect the categories of expenses included in it.

4.ACQUISITIONS

ZenaTech made company acquisitions in United States dollars, or US dollars or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, CA dollars, or CAD, or $, as listed on the https://www.poundsterlinglive.com.

Acquisition of TillerStack, GmbH.

On January 14, 2021, the Company acquired TillerStack, GmbH., a revenue generating company based in Berlin, Germany. TillerStack offers field service management software solutions to businesses, which can be used on an enterprise drone, that helps field technicians assess repair and maintenance issues of hard-to-reach areas.

The purchase of TillerStack was a stock purchase agreement for which ZenaTech paid $1,250,000 USD, of which $625,000 USD was cash and issued a promissory note of $625,000 USD to Invigor Group Limited. The first payment for the promissory note was February 15, 2021. The note had a one-year term, had an interest at a rate of 1% per month and required ZenaTech to make payments of $44,370 USD per month until maturity. The note holder had an option to convert some or all of the note into ZenaTech, Inc. common shares up to five days before the monthly cash payment is due from ZenaTech, Inc., or its successor, at a United States dollar price equivalent to the Canadian dollar price at which the promoters/insiders are being issued common shares evidenced by their -2- subscription receipts, based on the published Bank of Canada daily exchange rate for the United States dollar (https://www.transferwise.com) on the day the promoters/insiders subscription receipts were issued (the “Conversion Price”). The note holder had a one-time option to convert up to $125,000 USD of the note into shares to be notified on or before the date of this Agreement. The minimum conversion amount of the note that could be converted into shares was $25,000 USD. No fractional shares were to be issued. The note holder had to send the notice of conversion to ZenaTech, Inc. ZenaTech, Inc’s transfer agent had to perform the conversion within 5 business days thereof and enter the converted shares on its books. In the event of a conversion of part of this note into stock, there was an adjustment made such that the outstanding amount amortized would be reduced by the conversion amount and be split evenly across the 12 monthly payments that remain due (note 9). The note was fully paid as of January 18, 2022.

The allocation of the purchase consideration is as follows:

Purchase consideration
Cash	$252,688
Promissory note	693,386
Net acquisition price, less cash paid in 2020	565,153
TOTAL	$1,511,227
Assets acquired
Net assets acquired	$(73,289)
Product development costs (note 6)	1,584,516
TOTAL	$1,511,227

During the year ending December 31, 2022, the Company incurred interest expense of $626 and had a currency exchange gain of $5,060.

On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

Acquisition of PsPortals, Inc.

On January 7, 2022, with an effective date of December 31, 2021, ZenaTech acquired all stock of PsPortals, Inc., a Delaware, United States of America, corporation. PsPortals is a principal supplier of browser-based software applications for public safety. The Company paid $901,818 USD of which $451,818 USD was cash and issued a promissory note for $450,000 USD to its majority shareholder. The promissory note has terms of thirty-six months that begin January 1, 2022, and end December 31, 2024, and bears an interest of six percent (6%) per year.

The allocation of the purchase consideration is as follows:

Assets acquired
Cash	$567,975
Computers and equipment	44,798
Note receivable	63,195
Product development costs (Note 6)	1,048,782
Less liabilities assumed
Accounts payable	(1,721)
Deferred revenue	(595,860)
Net purchase price ($900,000 USD)	$1,127,169
Acquisition payment
Cash ($450,000 USD, less closing adjustment)	$558,414
Promissory note ($450,000 USD)	568,755
TOTAL	$1,127,169

As of June 30, 2023, the note payable balance was $327,948. The Company paid interest of $9,503 and incurred a currency exchange gain of $8,701 for the six months period ended June 30, 2023. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the note payable balance was $418,567. The Company incurred currency a exchange gain of $7,125 for the year ended December 31, 2022. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

5.NOTES RECEIVABLE

The Now Corporation note

On January 5, 2019, the Company entered into a joint venture agreement with The Now Corporation (“Now”), a Nevada corporation focusing on the development and distribution of blockchain systems. The joint venture was formed to utilize the expertise of Now’s CEO, Ken Williams’ thirty years of systems development and systems security and has a fifteen-year initial term. He was to design a private network for blockchain related implementations that will add an extra layer of security to the blockchain nodes. By doing this, new private cyber coins can be issued on such private networks. All profits will be distributed equally amongst Now and the Company. Now issued a convertible note to the Company in the amount of $100,000 USD that carried interest at 8% per annum and had a 50% discount to market upon conversion to Now common stock shares. The note issued to the Company was compensation for programming and expertise work completed.

On April 14, 2019, Now purchased a 1% equity stake in the Company, which consisted of 99,858 shares, and issued the Company a convertible note in the amount of $350,000 USD at an interest rate of 8% per annum (note 11). The note was convertible to Now common shares at a 50% discount to the market.

The Now Corporation retired its $350,000 USD and $100,000 USD plus accrued interest notes in June 2022, through the cancellation of share ownership of 3,599,858 shares (note 11). The resulting transaction required a cash payment to Now Corporation of $25,000 USD made in July 2022. The Company incurred a foreign currency exchange gain of $13,853, with the same amount of $13,853 reclassified from foreign currency reserve to profit and loss.

During the year ended December 31, 2022, the Company accrued interest income of $Nil related to the note receivable from Now. This note is now retired.

The John Gray note

On January 7, 2022, with an effective date of December 31, 2021, the Company purchased PsPortals, Inc. With this purchase, ZenaTech also acquired a non-interest-bearing note receivable from John Gray, its former majority shareholder. As of December 31, 2022, the note receivable had a balance of $33,322 USD, or $45,155. This note has monthly payments of $1,389 USD or $1,878 and no due date. As of June 30, 2023, the note receivable had a balance of $24,891 USD, or $32,975. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the note receivable had a balance of $33,322 USD, or $45,155. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

6.PRODUCT DEVELOPMENT COSTS

The amounts listed in the table below are historical amounts. As such, each type of software product development cost is presented in the acquired currency.

			Total		Total			Total	Net Book
	Asset		Costs	Additions	Costs	Amortization	Amortization	Amortization	Value
	Source	Currency	12/31/22	2023	06/30/23	12/31/22	06/30/23	06/30/23	06/30/23
ZenaPay Wallet and Merchant	Developed internally	CAD	$ 28,746	$ –	$ 28,746	$ 28,730	$ 16	$ 28,746	$ –
ZenaPay Plant Tracker	Developed internally	CAD	28,080	–	28,080	22,464	2,800	25,264	2,816
System View	Acquired – business combination	USD	40,190	–	40,190	31,491	3,986	35,477	4,713
ZigVoice	Acquired – business combination	USD	9,702	–	9,702	7,602	962	8,564	1,138
WorkAware Software	Acquired – business combination	CAD	396,600	–	396,600	63,402	13,166	76,568	320,032
TillerStack Software	Acquired – business combination	EURO	1,584,516	–	1,584,516	206,711	52,600	259,311	1,325,205
PsPortals Software	Acquired – business combination	USD	1,048,782	–	1,048,782	69,775	34,186	104,591	944,191
Robotic Arm Technology	Acquired separately	USD	840,000	–	840,000	–	–	–	840,000
Drone Development	Developed internally	USD	792,168	354,807	1,146,975	–	–	–	1,146,975
Total			$4,768,784	$ 354,807	$5,123,591	$430,175	$108,346	$ 538,521	$4,585,070

As of June 30, 2023, the product development costs total of $5,105,878 in the balance sheet includes a difference of $17,713 due to foreign currency adjustments to cost and intangible asset amortization.

As of December 31, 2022, the product development costs total of $4,339,577 in the balance sheet includes a difference of $968 were due to foreign currency adjustments to cost and intangible asset amortization.

7.FIXED ASSETS

	As of	As of
	June 30,	December 31,
	2023	2022
Fixed assets:
Computers and equipment	$90,479	$91,821
Accumulated depreciation	(55,761)	(49,820)

Total fixed assets, net	$34,718	$42,001

Fixed assets had a currency adjustment of $1,341 and accumulated depreciation expense had a foreign currency adjustment difference of $(471) for the six months ended June 30, 2023.

Fixed assets have a currency adjustment of $(3,663) and depreciation expense had a foreign currency adjustment difference of $1,594 for the year ended December 31, 2022.

8.GOODWILL

The Company recorded goodwill of $2,468,722 associated with the PacePlus acquisition. The asset is not being amortized for financial reporting purposes (note 17).

9.SHORT-TERM DEBT

The Company has a $100,000 USD line of credit with TD Bank though its PS Portals, Inc. subsidiary classified as short-term debt. The line of credit has a variable interest rate that is renewable annually. The current interest rate is 9.25%. The Company currently loaned $99,782 USD or $132,192. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

10.LOANS PAYABLE

. The Company has amounts borrowed in United States dollars, or USD. We used US dollars to describe these transactions since they were the historical amounts. When appropriate for certain year-end balance sheet information, we converted those amounts to Canada dollars, or CA dollars or $, as listed on the https://www.poundsterlinglive.com.

	As of	As of
	June 30,	December 31,
	2023	2022
Balance of loans payable:
GG Mars Capital, Inc. (note 15)	$2,152,733	$1,415,431
Star Financial Corporation (note 15)	1,511,887	968,726
Cloud Builder, Inc. (note 15)	2,154,535	1,367,829
PsPortals, Inc. acquisition note (note 4)	327,948	418,567
ProPal Investments, LLC (note 15)	662,400	667,550
Total loans payable	$6,809,503	$4,848,104

Debt financing

From time-to-time, the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. The Company has a back-up, lines of credit from related parties and others totaling $2,650,000 to cover the repayment of the current portion of long-term debt, should the Company need it.

Epazz, Inc. convertible line of credit

On June 1, 2018, the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods. On October 25, 2020, Epazz and the Company agreed to convert USD$270,805 of this line of credit to 1,128,353 common shares at a price of $0.24 per share (notes 10 and 14).

As of June 30, 2023, the total amount available to borrow was $400,000 USD or $529,920. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the total amount available to borrow was $400,000 USD or $542,040. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

There were no borrowings outstanding under this agreement as of June 30, 2023, or December 31, 2022.

GG Mars Capital, Inc. convertible line of credit

On August 1, 2019, the Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a $100,000 USD convertible line of credit (note 14). The Company issued GG Mars Capital a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock (notes 10 and 14).

As of June 30, 2023, the total amount available to borrow was $2,000,000 USD or $2,649,600 and the amount drawn on the note was $1,624,950 USD or $2,152,733, while the Company had accrued interest expense of $50,441. GG Mars Capital had an unrealized currency gain of $36,475. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the total amount available to borrow is $2,000,000 USD or $2,710,200. The amount drawn was $1,044,522 USD or $1,415,431, while the Company had accrued interest expense of $81,372. GG Mars Capital had an unrealized currency loss of $92,559. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

Star Financial Corporation convertible line of credit

On August 1, 2019, the Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a $100,000 USD convertible line of credit (note 14). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum. The principal amount of this loan shall be due and payable on July 31, 2022. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock (notes 10 and 14).

As of June 30, 2023, the total amount available to borrow was $2,000,000 USD or $2,649,600 and the amount drawn on the note was $1,141,219 USD or $1,511,887, while the Company had accrued interest expense of $34,831. Star Financial Corporation had an unrealized currency gain of $25,465. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the total amount available to borrow was $2,000,000 USD or $2,710,200 and the amount drawn was $714,874 USD or $968,726, while the Company had accrued interest expense of $57,160. Star Financial Corporation had an unrealized currency loss of $63,340. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

Other Notes Payable

Cloud Builder, Inc. convertible line of credit

On August 1, 2019, the Company entered into an agreement with Cloud Builder, Inc. (“Cloud Builder”), a related party, for a convertible line of credit of $100,000 USD (note 14). Cloud Builder is controlled by the Company’s Chief Financial Officer. The Company issued Cloud Builder a promissory note for USD$100,000 and a simple interest rate of six percent (6%) per annum and no covenants. The principal amount of this loan shall be due and payable on the first month after any amount is borrowed. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting the first of the following month. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Cloud Builder, Inc. has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. On August 1, 2020, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On October 18, 2021, ZenaTech started to use this line of credit. On February 1, 2022, Star Financial Corporation converted $640,000 USD of the convertible line of credit debt into the Company’s common stock (note 10).

As of June 30, 2023, the total amount available was $2,000,000 USD or $2,649,600 and the amount drawn was $1,626,309 USD or $2,154,535, while the Company had accrued interest expense of $29,188. Cloud Builder had an unrealized currency gain of $33,265. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the total amount available to borrow was $2,000,000 USD or $2,710,200 and the amount drawn was $1,009,374 USD or $1,367,829, while the Company had accrued interest expense of $42,233. Cloud Builder had an unrealized currency loss of $41,401. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

WorkAware, Inc. note

On August 7, 2020, the Company acquired WorkAware software, customer lists, and fixed assets in an asset purchase for $250,000 cash and a two-year $150,000 amortizing note. The note has an interest rate of 6% and monthly payments of $6,648.

As of December 31, 2022, the Company had accrued interest expense of $679 related to this note. As of December 31, 2021, the WorkAware note payable balance was $52,008 and the Company had accrued interest expense of $5,555 related to this note.

This note was fully paid in the fiscal year 2022.

TillerStack, Inc. note

On January 14, 2021, ZenaTech acquired the business of TillerStack, GmbH., a revenue generating company based in Berlin, Germany. The Company acquired all TillerStack outstanding stock for $1,250,000 USD and paid $625,000 USD in cash and issued a twelve-month promissory note to Invigor Group Limited for $625,000 USD with interest of 1% calculated monthly. This was a convertible note that has a beginning date of February 15, 2021 and a maturity date of February 15, 2022.

During the year ending December 31, 2022, the Company paid Invigor Group $60,846 USD or $82,453 and incurred a currency exchange gain of $679. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

This note was fully paid in the fiscal year 2022.

PsPortals, Inc. note

On January 7, 2022, with an effective date of December 31, 2021, ZenaTech acquired all stock of PsPortals, Inc., a Delaware, United States of America, corporation for $901,818 USD. The Company paid $450,000 USD in cash and issued a three-year promissory note that began January 1, 2022, for $568,755 USD, which includes additional interest, has a interest of six percent (6%) per year, has a maturity date of December 31, 2024, and is payable to its former shareholders.

For the six months period ended June 30, 2023, the outstanding balance on this loan was $327,948, and the Company paid $81,918 USD or $108,524 to PsPortals former shareholders, and the Company had an unrealized currency exchange gain of $7,682. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

During the year ending December 31, 2022, the Company paid $184,253 USD or $294,681 to PsPortals former shareholders and had an unrealized currency exchange loss of $(34,065).

Propal Investments LLC loan

On December 15, 2022, the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC. Interest payments are paid on the 10th of each month and the principal amount of this loan due December 14, 2025. This loan carries 20 units and one unit contains $25,000 USD unit of debenture, which equals $500,000. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director (note 14).

As of June 30, 2023, the Company incurred an unrealized currency exchange gain of $13,500 related to this loan.

As of December 31, 2022, the Company incurred an unrealized currency exchange gain of $4,676 related to this loan.

11.SHARE CAPITAL

Authorized common stock

The Company is authorized to issue an unlimited number of Common Shares with a par value of $0.05.

Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share ratably in all assets of the Company remaining after payment of all amounts due to creditors.

Issued and cancelled

On April 14, 2019, The Now Corporation purchased a 1% equity stake in the Company, which consisted of 99,858 shares of the Company common shares and issued the Company a convertible note in the amount of $350,000 USD at an interest rate of 8% per annum. This note was retired June 30, 2022, see below and note 5.

Issued and outstanding

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Shaun Passley, PhD, for Drone Technology Patent at a price of $0.24 per share (note 14).

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Epazz, Inc. for Drone Technology Patent at a price of $0.24 per share (note 14).

On January 6, 2022, the Company issued 3,500,000 common shares of the Company to Ameritek Ventures, Inc. for Permanent Licensing Robotic Arm Technology at a price of $0.24 per share (note 14).

On February 1, 2022, GG Mars Capital and the Company agreed to convert $800,000 USD dated August 1, 2019, into 1,000,000 shares of common stock of the Company at $0.80 per share (notes 9 and 14).

On February 1, 2022, Star Financial and the Company agreed to convert $720,000 USD dated August 1, 2019, into 900,000 shares of common stock of the Company at $0.80 per share (notes 9 and 14).

On June 30, 2022, The Now Corporation retired its $150,000 USD and $100,000 USD plus accrued interest notes through the cancellation of share ownership of 3,599,858 shares. The resulting transaction required a cash payment to Now Corporation of $25,000 US dollars made in July 2022 and resulted in a foreign currency exchange gain of $13,853 (note 5).

As of June 30, 2023, the Company’s outstanding share capital was 101,059,094 common shares of stock.

As of December 31, 2022, the Company’s outstanding share capital was 101,059,094 common shares of stock.

Warrants outstanding

On September 19, 2020, the Company issued 132,333 warrants upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.35 per share for a period of 2 years from the date that the shares are listed on a recognized stock exchange.

On December 15, 2022, the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC. Interest payments are paid on the 10th of each month and the principal amount of this loan due December 14, 2025. This loan carries 20 units and one unit contains $25,000 USD unit of debenture, which equals $ 500,000 . Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director (note 14).

12.STOCK COMPENSATION

The Company has a Compensation Package for Directors and Executives. Elements of compensation awarded to, earned by or paid to each of our directors and executive officers who served during the last two financial years. This compensation discussion considers the size and stage of development of the Company to date.

As of December 31, 2022, the named executive officers of the Company were Shaun Passley, PhD as Chief Executive Officer, and James Sherman as Chief Financial Officer (the “Named Executive Officers”). Mr. Passley and Mr. Sherman are expected to be the only Named Executive Officers for the current fiscal year as well.

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. We believe compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

As of June 30, 2023, no other compensation was provided to key management personnel for the year ended December 31, 2022 (note 14).

During January 2022, the Company issued 1,110,000 common shares of the Company to its officers and board of directors at a price of $0.24 per share, representing compensation for their roles as officers and directors for the year ended December 31, 2021.

13.FINANCIAL INSTRUMENTS

The Company’s consolidated financial instruments include accounts receivable, accounts payable, a note receivable, and loans payable. The carrying value of accounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Risk exposure and management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk.  Where material these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations resulting in financial loss to the Company. Management believes the risk of loss to be minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive cost. As of June 30, 2023, the Company had a working capital of $5,523,522. All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Therefore, the Company is not exposed to any significant liquidity risk.

Interest rate risk

Interest risk is the risk that the fair value or future cash flows will fluctuate because of changes in market risk. The Company’s accounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in United States of America dollars. The Company does not enter into derivative financial instruments contracts to mitigate foreign exchange risk.

14.CAPITAL MANAGEMENT

The Company has operations generating positive cash flow but still depends on financing through debt and equity to fund its long-term investments, primarily drone investment and distribution activities. The speed at which the Company will grow its drone sales will depend on the amount of financing the Company will be able to secure. The capital structure of the Company consists of shareholders’ equity, which is comprised of share capital and deficit. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends and is not exposed to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management for the six months ended June 30, 2023 and for the year ended December 31, 2022.

15.RELATED PARTY TRANSACTIONS

The table below shows all the related parties and their transactions, according to IAS 24, paragraph 18 as of this balance sheet date. The table is organized by entity and transaction and below the table there is a more detailed description of all transactions.

Para 18	Related Party	Nature of the relationship	Information of the transaction	Shares of Common Stock	Amount of transaction in US dollars	Outstanding balance at the period-end in USD
1	Shaun Passley, PhD	CEO, Chairman of the BOD, controlling common stock ownership with Epazz	Stock ownership[1]	29,018,756	–	–
2	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Stock ownership[2]	29,803,808	–	–
3	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Programming costs for the drone		14,500	–
4	Epazz, Inc.	Controlling common stock ownership with Shaun Passley, PhD	Note payable, currently not used		400,000	–
5	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Convertible line of credit		543,000	1,624,950
7	Vivienne Passley	President of GG Mars Capital, Shaun Passley's family member.	Stock ownership	9,820,130	–	–
7	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Convertible line of credit		400,500	1,141,219
8	Fay Passley	Star Financial Corporation President. Shaun Passley's family member.	Stock ownership	9,901,691	–	–
9	James A. Sherman	Chief Financial Officer	Stock ownership	2,170,000	–	–
10	Craig Passley	Board member, Shaun Passley's family member	Stock ownership	560,001	–	–
11	Paul Piekos	Board member	Stock ownership	224,000	–	–
12	Thomas Burns	Board member	Stock ownership	224,000	–	–
13	Ameritek Ventures, Inc.	Shaun Passley, has ownership of Ameritek Ventures’ voting stock	Stock ownership[3]	3,500,000	–	–
14	Epazz Research and Development, Inc.	Epazz, Inc. and its subsidiaries	Epazz, Inc. has controlling common stock ownership of ZenaTech with Shaun Passley, PhD.	–	$179,215	–

1 – Includes stock issued in 2022 for Drone Technology, see ‘Other stock issuances’ below.

2 – Includes stock issued in 2022 for Drone Technology, see ‘Other stock issuances’ below.

3 – Includes stock issued in 2022 for permanent licensing of the Robotic Arm Technology, see ‘Other stock issuances’ below.

4 – For itemized description by category, see ‘Other payments to affiliates’ below.

There are no commitments, doubtful accounts and provision related to any of the outstanding balances due from related parties listed above.

Stock ownership following company spin-off

On November 18, 2018, the Company was restructured as a way of stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. commonly own 58.2% of the Company’s common stock after the spin-off and subsequent common shares distributions.

Management services agreement

On November 18, 2018, in connection with the spin off, ZenaPay, entered into a management services agreement with Epazz pursuant to which Epazz agreed to provide certain management services to ZenaPay, including for labor, office space, hosting, travel, banking and business development, and ZenaPay agreed to pay Epazz a 45 percent markup on all expenses incurred in providing the services to ZenaPay. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement, ZenaPay agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services under the agreement to ZenaPay, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support and management fees on the statement of net income or loss. The Company will realize this asset through services rendered by Epazz during 2023 and 2024.

Under this agreement the Company pays Epazz for certain management, programming, support, and various office operating costs.

The Company did not receive any funds from Epazz during the first two quarters ended June 30, 2023.

The Company received $270,000 USD from Epazz, Inc. for network support and conversion fees and paid $60,000 USD to Epazz for programming and support fees during the years ended December 31, 2022, and 2021, respectively.

Directors’ stock compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

As of June 30, 2023, no other compensation was provided to key management personnel for the year ended December 31, 2022 (note 11).

During January 2022, the Company issued 1,110,000 common shares of the Company to its officers and board of directors at a price of $0.24 per share, representing compensation for their roles as officers and directors for the year ended December 31, 2021.

Advance to affiliate for future services

As an operation process, ZenaTech advances funds to Epazz, Inc. These funds are relating to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. Epazz is paying for product development costs, professional fees, wages and benefits, and other general and administrative costs. Funds are settled on a daily or weekly basis. The Company has the right to enforce repayment of these funds from Epazz.

The total advances to Epazz for future services as of June 30, 2023 was $5,857,375. Of this amount, $2,500,000 is included in current assets and $3,357,375 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company.

The total advances to Epazz for future services as of December 31, 2022 was $4,836,623. Of this amount, $2,500,000 is included in current assets and $2,336,623 is included in the long-term assets.

Other payments to affiliates

The Company paid Epazz or its subsidiaries $246,314 or $179,215 USD during the six-month ended June 30, 2023, broken down as follows,

a.Epazz, Inc., paid $ 19,452 for programming and support.

b.Epazz Research and Development, paid $224,800 for wages and benefits.

c.Epazz Research and Development, paid $ 2062 for programming and support.

The Company paid Epazz Research and Development $91,344 for programming and drone development during the six-months period ended the June 30, 2022.

Stock conversions

On February 1, 2022, Cloud Builder, Inc. and the Company agreed to convert $640,000 USD of the convertible line of credit dated August 1, 2019, into 800,000 shares of common stock at $0.80 per share (notes 9 and 11).

On February 1, 2022, GG Mars Capital, Inc. and the Company agreed to convert $800,000 USD of the convertible line of credit dated August 1, 2019, into 1,000,000 shares of common stock at $0.80 per share (notes 9 and 11).

On February 1, 2022, Star Financial Corporation and the Company agreed to convert $720,000 USD of the convertible line of credit dated August 1, 2019, into 900,000 shares of common stock at $0.80 per share (notes 9 and 11).

Debt financing

From time-to-time we have received and repaid loans from our CEO and his immediate family members to fund operations. These related party debts are fully disclosed in Note 9 and below. The Company has a back-up, lines of credit from related parties totaling $2,650,000 to cover the repayment of the current portion of long-term debt, should the Company need it.

Epazz, Inc. convertible line of credit

On June 1, 2018, the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s sha1,62res outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods. On October 25, 2020, Epazz and the Company agreed to convert $270,805 USD of this line of credit to 1,128,353 common shares at a price of $0.24 per share (notes 11 and 14).

As of June 30, 2023, the total amount available to borrow was $400,000 USD or $529,920. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the total amount available to borrow was $400,000 USD or $542,040. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

There are no borrowings outstanding under this agreement as of June 30, 2023 or December 31, 2022.

GG Mars Capital, Inc. convertible line of credit

On August 1, 2019 the Company entered into an agreement with GG Mars Capital, Inc. (“GG Mars Capital” or “Lender”), a related party, for a $100,000 USD convertible line of credit (note 9). The Company issued GG Mars Capital a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock (note 11).

As of June 30, 2023, the total amount available to borrow was $2,000,000 USD or $2,649,600 and the amount drawn on the note was $1,624,950 USD or $2,152,733, while the Company had accrued interest expense of $29,073. GG Mars Capital had an unrealized currency gain of $33,093. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the total amount available to borrow is $2,000,000 USD or $2,710,200. The amount drawn was $1,044,522 USD or $1,415,431, while the Company had accrued interest expense of $81,372. GG Mars Capital had an unrealized currency loss of $(11,187). On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

Star Financial Corporation convertible line of credit

On August 1, 2019 the Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a $100,000 USD convertible line of credit (note 9). The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. On August 1, 2020, the Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum. The principal amount of this loan shall be due and payable on July 31, 2022. On March 1, 2021, both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. On February 1, 2022, Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock (note 11).

As of June 30, 2023, the total amount available to borrow was $2,000,000 USD or $2,649,600 and the amount drawn on the note was $1,141,219 USD or $1,511,887, while the Company had accrued interest expense of $20,061. Star Financial Corporation had an unrealized currency gain of $23,151. On June 30, 2023, the currency exchange rate was $1 USD to $1.3248 CAD, as listed by https://www.poundsterlinglive.com.

As of December 31, 2022, the total amount available to borrow was $2,000,000 USD or $2,710,200 and the amount drawn was $714,874 USD or $968,726, while the Company had accrued interest expense of $14,476. Star Financial Corporation had an unrealized currency gain of $6,181. On December 31, 2022, the currency exchange rate was $1 USD to $1.3551 CAD, as listed by https://www.poundsterlinglive.com.

Propal Investments LLC loan

On December 15, 2022, the Company secured a $500,000 USD, three-year loan from Propal Investments, LLC. Interest payments of 14%  are paid on the 10th of each month and the principal amount of the loan is due December 14, 2025. This loan carries 250,000 warrants, each exercisable into one Unit of $25,000 USD of debenture (notes 9 and 10). Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly and no prepayment penalty. Every $2.00 USD of debenture comes with a warrant to purchase one share of the company’s common stock at a share price of $2.00 USD, with the warrants expiring three years after the Company listing on the Canadian Securities Exchange. The loan also has a minimum conversion amount of $25,000 USD or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer, and Director.

As of June 30, 2023, the Company incurred an unrealized currency exchange gain of $13,500 related to this loan.

There were no payments made for the first six months period ended June 30, 2023.

As of December 31, 2022, the Company incurred an unrealized currency exchange gain of $4,676 related to this loan.

Other stock issuances

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Shaun Passley, PhD. for Drone Technology Patent at a price of $0.24 per share (note 10).

On January 1, 2022, the Company issued 3,000,000 common shares of the Company to Epazz, Inc. for Drone Technology Patent at a price of $0.24 per share (note 10).

On January 6, 2022, the Company issued 3,500,000 common shares of the Company to Ameritek Ventures, Inc., a related company, for Permanent Licensing Robotic Arm Technology at a price of $0.24 per share (notes 6 and 10). Shaun Passley and Epazz, Inc. own one hundred percent of the Ameritek Ventures, Inc. control voting shares. Shaun Passley owns all of Epazz, Inc.’s voting stock, and together they own the Company’s voting stock.

16.SEGMENTED INFORMATION

The Company had no operating segment information during the first six months period ending June 30, 2023, and for the year ended December 31, 2022. All of the Company’s business activity is considered one and included in the same financial segment.

17.SUPPLIMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the six months ended
	June 30,	June 30,
	2023	2022
Cash interest paid	$60,490	$2,679
Non-cash activity:
None	$–	$–

18.INCOME TAXES

The Company’s provision for income taxes differs from amounts computed by applying the combined Canadian federal and provincial tax rates, as a result of the following:

	For the six months ended
	June 30,	June 30,
	2023	2022
Loss before income taxes	$(305,231)	$(205,574)

Expected income tax recovery	(3,144)	2,871
Permanent differences	3,144	(2,871)
Change in deferred tax liability	5,764	5,763
Income tax benefit	$5,764	$5,763

The tax effects of temporary timing differences that give rise to the deferred tax liability is as follows:

	As of
	June 30,	June 30,
	2023	2022
Product development costs	$4,172	$9,936
Permanent differences	$4,172	$9,936

The Company recorded goodwill of $2,468,722 associated with the PacePlus acquisition. The asset is not being amortized for financial reporting purposes. The asset is being amortized over a period of twenty years for income tax purposes. This would generally give rise to a long-term deferred tax asset when companies have taxable income. Since ZenaTech did not anticipate having taxable income, the Company did not make a reserve for this asset. As such, the deferred tax asset has not been recognized.

19.SUBSEQUENT EVENTS

On July 21, 2023, entered a Memorandum of Understanding to form a Joint Venture with NightSun, LLC, for the purpose of submitting bids throughout the Indian Land and United States of America for the performance of all drone manufacturing, sales and drone related work. The parties will form two limited liabilities companies in either Arizona or Wyoming, to be called ZenaDrone US Manufacturing, LLC and ZenaDrone US, LLC. ZenaDrone US Manufacturing shall manufacture drones for sale exclusively in the United States of America, and ZenaDrone US, LLC shall be the vehicle for drone sales and services.

20. MANAGEMENT EXPLANATORY PARAGRAPH

In response to ZenaTech, Inc. filing of the Prospectus Long Form, SEDAR Project No. 06005267 from August 2, 2023 and following the comments and instructions from the Ontario Securities Commission Letter dated August 25,023, we made some changes to the previous financial statements as clarifications.

On the 2022 balance sheet the Company now shows the advance to affiliate for future services split into a short-term asset and a long-term asset. There is no change for 2021 for this asset. On the balance sheet and in the statement of retained earnings we deleted the word 'patent’ to read Drone technology.

We updated footnote 15 and now show that the advance to affiliate for future services will only be paid in services. On the 2021 statement of cash flows the change in advance to affiliate for future services of $(2,073,965), which was classified under the financing activities was moved to operating activities under “advance to the affiliate for future services”. As a result, the total Cash provided by operating activities became $(2,001,434). We relabeled the field Change in line of credit to Borrowings under line of credit and changed this amount to $3,330,236. As a result, the total Cash provided by financing activities became $3,101,498.

In footnote 2, Basis of Compliance under Statement of compliance we added an explanatory paragraph clarifying that expenses are categorized based on function, in compliance with IAS 1. In footnote 3, Significant Accounting Policies, we updated the drone technology note and created a Robotic Arm technology note. In footnote 4, Acquisitions, we changed the presentation of the table showing the PsPortals acquisition. We deleted the word patent for the label Robotic Arm Technology in the financial statements and in footnote 6, Product Development Costs we classified the label PacePlus software as Drone Development.

We have a new footnote to describe the Short-Term Debt, see footnote 9.

We revised the first paragraph of the footnote 15, Related Party Transactions to show that the numbers in the tables are totals as of the balance sheet date, revised column headers to show the same, added superscript numbers to Shaun Passley, PhD, Epazz, Inc. and Ameritek Ventures, Inc. to cross-reference them to the ‘Other stock issuances’ header in the same footnote. Still in footnote 15, under the Management Services Agreement header we updated the description of payments to and from Epazz, Inc. Under the Advance to affiliate for future services header, we removed the word cash since Epazz, Inc. will pay back this amount in services. We extended the paragraph to define the amount owed, when it is due and now show that this amount is split into short-term advance to affiliate for future services and long-term advance to affiliate for future services. This split is based on what the Company believes will be utilized in the next year.

In response to ZenaTech, Inc. filing of the Prospectus Long Form, SEDAR Project No. 06005267 from August 2, 2023, and following the comments and instructions from the Ontario Securities Commission Letter dated September 21, 2023, we made some changes to the previous financial statements approved as clarifications.

In the statement of cash flows for both the six-months ended June 30, 2023 and year-ended December 31, 2022, we moved the category advance to affiliate for future services from the operating activities to the financing activities section since this is its appropriate treatment. We then updated the appropriate subtotals for each section.

In note 15, Related Party Transactions, we updated the description and total for item 14 in the table, then added a superscript to show how we arrived at the total. We also updated the ‘Advance to affiliate for future services’ section.

Signature Certificate

Reference number: DKMPA-YEQVU-UDSO5-5QKUR

Signer	Timestamp	Signature
Craig Passley Email: craigpassley@gmail.com		
Sent:	25 Oct 2023 17:06:58 UTC	
Viewed:	25 Oct 2023 17:10:09 UTC	
Signed:	25 Oct 2023 18:23:09 UTC	
Recipient Verification:		IP address: 172.59.188.64
✓Email verified	25 Oct 2023 17:10:09 UTC	Location: Chicago, United States
James Sherman Email: jims@advocatecpa.net		
Sent:	25 Oct 2023 17:06:58 UTC	
Viewed:	25 Oct 2023 20:45:40 UTC	
Signed:	25 Oct 2023 20:46:25 UTC	
Recipient Verification:		IP address: 162.245.29.34
✓Email verified	25 Oct 2023 20:45:40 UTC	Location: Joliet, United States

Document completed by all parties on:
25 Oct 2023 20:46:25 UTC

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BANSAL & CO LLP New Delhi Chartered Accountants

Item 18. Exhibits

We have filed the following documents as exhibits to this Form 20-F:

Type	Description
EX-3.1	Articles of Incorporation
EX-3.2	Certificate of Name Change
EX-3.3	Certificate of Name Change
EX-3.4	BYLAWS
EX-10.1	SPIN-OFF AGREEMENT
EX-10.2	MANAGEMENT SERVICES AGREEMENT
EX-10.3	INDUSTRY SOFTWARE EXCLUSIVE LICENSE AGREEMENT
EX-10.4	TECHNOLOGY EXCLUSIVE LICENSE AGREEMENT
EX-10.5	TECHNOLOGY EXCLUSIVE LICENSE AGREEMENT
EX-10.6	TECHNOLOGY EXCLUSIVE LICENSE AGREEMENT

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ZENATECH, INC.

By: /s/ Shaun Passley

        Name: Shaun Passley

Title: Authorized Representative

Date: October 26, 2023